Annual Report 2008


RACHAL

Advancing Our Culture of Excellence

NHC

NATIONAL HEALTHCARE CORPORATION

Financial and Healthcare Highlights

(dollars in thousands, except per share amounts)

Year Ended December 31	2008	2007	2006	2005	2004
Operating Data:					
Net revenues	**$ 648,943**	$ 598,034	$ 562,958	$ 542,381	$ 521,829
Total costs and expenses	**595,656**	525,800	508,679	495,691	481,774
Income before income taxes	**53,287**	72,234	54,279	46,690	40,055
Income tax provision	**16,916**	26,785	17,539	18,055	16,083
Net income	**36,371**	45,449	36,740	28,635	23,972
Dividends to preferred shareholders	**8,673**	1,831	–	–	–
Net income available to common shareholders	**27,698**	43,618	36,740	28,635	23,972
Earnings per common share:					
Basic	**$ 2.16**	$ 3.47	$ 2.99	$ 2.34	$ 2.05
Diluted	**2.11**	3.36	2.85	2.24	1.95
Cash dividends declared:					
Per preferred share	**.80**	.169	–	–	–
Per common share	**.93**	.810	.690	.575	.500
Balance Sheet Data:					
Total assets	**$ 777,296**	$ 698,408	$ 471,477	$ 410,625	$ 373,117
Accrued risk reserves	**106,000**	88,382	76,471	70,290	62,354
Long-term debt, less current portion	**10,000**	10,000	10,381	13,568	16,025
Debt serviced by other parties	**–**	–	–	–	1,494
Stockholders' equity	**480,817**	455,708	249,142	203,059	182,348
Other Data:					
Long-Term Care Centers					
Total Operating Centers	**76**	73	74	74	74
Owned or Leased Centers	**50**	48	48	48	48
Centers Managed for Others	**26**	25	26	26	26
Total Licensed Beds	**9,772**	9,153	9,245	9,177	9,177
Beds Owned or Leased	**6,858**	6,539	6,481	6,151	6,151
Beds Managed for Others	**2,914**	2,614	2,764	3,026	3,026
Homecare					
Homecare Programs	**32**	32	30	30	31
Retirement					
Retirement Centers	**7**	6	6	6	6
Retirement Apartments	**761**	488	488	488	488
Assisted Living Units	**921**	830	830	830	830

Comparison of Cumulative Total Return



DOLLARS
350
300
250
200
150
100
0

	2003	2004	2005	2006	2007	2008
NHC	$100	$180	$193	$289	$275	$275
S & P 500	$100	$111	$116	$135	$142	$90
S & P Health Care Index	$100	$102	$108	$116	$125	$96

Dear *Shareholder,*



In an uncertain time in the health care industry and an even more difficult time in our economy, NHC is proving that our culture, values, and commitment to our mission keeps us focused on providing quality care to our patients and successful results to you our shareholders.

The theme for our annual report, as well as our management and patient care conferences, is "Advancing Our Culture of Excellence." Since my father, Dr. Carl Adams, founded our company in 1971, we have never settled for just being a good operator of health care centers; instead we are constantly striving to improve to the next level of excellence. That desire is evident in the selection, training, and skills of the more than 12,000 partners who are part of the NHC family.

In the next few pages you will see not only our financial successes in 2008, but also the success of Dr. Adams' inspiration to build on the past, celebrate our achievements, and be excited about the future.

Earnings and Financial Position

Our net income available to common shareholders was $27,698,000 or $2.16 per share basic for the year ended Dec. 31, 2008, compared to $43,618,000 or $3.47 per share basic for the year ended Dec. 31, 2007. After removing $20,808,000 of 2007 gains after taxes related to events that did not recur in 2008, NHC's net income available to common shareholders for 2008 increased 21.4% over the year ended Dec. 31, 2007. Annual revenues increased 8.51% from $598,034,000 to $648,943,000.

The year 2007 gains related to events that did not recur in 2008 include the recovery of notes receivable, the recognition of previously deferred gains, and the sale of assets.

Our occupancy and census mix continue to be strong at our health care centers. In 2008, our occupancy was 92.5%. Private pay and Medicare revenue accounted for 70% of our total revenue in 2008 compared to 68% in 2007.

Dividends

NHC increased its dividend by 14% in the second quarter of 2008. The current quarterly dividend is $.24 per common share. We will continue to evaluate dividends for appropriateness.

Future

In 2009 NHC has already completed acquisition of Santee Hospice, LLC in South Carolina. We should complete construction of a 120-bed healthcare center in Bluffton, South Carolina, and we have begun construction of a 45 unit assisted living and dementia care center in Mauldin, South Carolina. We continue to evaluate expansion opportunities in all areas of senior care.

Thank you for your continued trust and investment in NHC. We remain steadfast in our commitment to you our investors, to our partners, and most importantly, to the patients we care for each and every day.

Sincerely,

Robert G. Adams
Chairman/CEO

Founder's Vision *Inspires Advancement*


1913-1994

"When I founded this company years ago, my vision was to provide superior nursing and medical care in a Quality of Life environment for our patients at each health care center. Excellent patient care has always been a high priority. I hope you will help us protect that priority in our HealthCare Centers at all times. Those who need our services deserve the best health care possible. The best health care comes only from dedicated people like you who want to feel the satisfaction of helping patients preserve a Quality of Life environment at all times. Being sensitive to the needs of our patients and their families is a characteristic I hope each of you will develop as a standard in doing your job."

– Dr. Carl Adams, Founder, NHC

This quote by NHC's Founder is preserved in an audio recording on our web page, and is heard by all new partners during their orientation to NHC. Dr. Adams' inspiring words of excellence, originally recorded in 1985 for Supervisory Training, are as true today as they were then. His voice still resonates for newly hired individuals, almost as if he is speaking directly to them, encouraging them to be a part of his vision for superior health care service. His call to each partner to develop skills of sensitivity and compassion continues to be our focus, some 37 years after the founding of our company.

As we celebrate the successes of 2008 and look forward to new challenges in 2009, it is appropriate to examine Dr. Adams' quote and focus on the various ways that his vision continues to inspire NHC partners to go beyond being the best. "Continuous improvement" is often heard among NHC partners as we never settle for just being good, or even the best at what we do. Instead, we always look for ways to improve. In Dr. Adams' one paragraph of inspiring words we can identify many areas in which we continue to excel and advance our culture of excellence: **"Quality of Life," "Excellent Patient Care," "Superior Nursing and Medical Care," "Dedicated People," and "Being Sensitive to the Needs of Patients and Their Families."**



Quality of *Life Environment*

"Continually improving the Quality of Life environment for our patients" was the vision that originally inspired Dr. Adams when he purchased a chain of nursing homes. He saw a need for improved care for patients in their advancing years. He took action and devoted himself full time to his interest in nursing home care and geriatric medicine.

Several years later, government leaders also realized the need to define the specific elements to be used in evaluating the "Quality of Life" environment in the nation's nursing homes. These definitions were incorporated into federal regulations and interpretive guidelines. They assist care providers in developing and understanding the state and federal requirements as they relate to the provision of clinical care as well as patients' rights, dignity, privacy, confidentiality, choices, individualization, promptness of service, safety, patient and family satisfaction, and enhanced self-esteem and self-worth.

NHC uses these guidelines as an excellent benchmark for quality, but has always taken what's required and enhanced those standards for an overall superior service model. Our corporate and regional teams advance NHC's ongoing commitment to quality of life through education, training, and by collaborating with center leadership in quality assessment and quality improvement activities. Everyone on the team understands and supports continuous improvement and the focus on maintaining an excellent **"Quality of Life environment for our patients."**

Innovations for "Excellent Patient Care"

NHC's mission focuses on the provision of excellent patient care, and we pride ourselves on continuing to find new and exciting ways to serve our customers. Our founder's vision embraced other services that very few in the industry were utilizing at that time. Innovations that are still vital to the NHC culture include: the employment of medical directors, registered nurses, therapists, social work professionals, health information specialists, and even information technology developers; the development and approval of the Dietetic Internship program; the hiring of our first company chaplain; HomeCare and Hospice service as a part of our continuum of care; hands-on training of our own Administrator candidates through the Administrator-in-Training Program; long-term care pharmacies, and annual management and patient care conferences. We continue to advance these areas, as well as always remaining open to other innovative ideas which advance the "Quality of Life" for each of our patients.

Everyone on the team understands and supports continuous improvement and the focus on maintaining an excellent "Quality of Life environment for our patients."



Dr. Frank Carter, Dr. George Hester and Teresa McCoy, LPN



Rachel Brown and HomeCare nurse, April Hodge

"Superior Nursing and Medical Care"

"Superior nursing and medical care" will always represent the backbone of our company. Our nurses and other clinical partners are encouraged to further their education and training in the latest techniques, through company and industry in-services, webinars, and continuing education offerings at community colleges, universities, and internet classes. Our partner tuition reimbursement program, initiated by Dr. Adams, continues to be an exciting opportunity for those who are dedicated to patient care and want to remain with NHC as they advance their education.

Thirty to 35 years ago, employing Medical Directors for long-term care centers was unusual. Medical Directors are the link between other physicians and the care team when needed. Their expertise is critical to quality of life as all clinical professionals work with the patients and families in decision making.

In March of 1977, Dr. Adams approached a fellow Medical Clinic physician, Dr. George S. Hester, about becoming the first Medical Director at NHC Murfreesboro. Dr. Hester accepted the position while continuing to maintain his local practice. Years later he also assumed the responsibility of NHC Regional Medical Director. The Regional position involves traveling to various NHC centers, meeting with Utilization review committees and with the local Medical Directors at each center. They are also responsible for interviewing physicians and bringing on new Medical Directors as needed.

AdamsPlace, in Murfreesboro, Tennessee, benefits from currently having Dr. Hester as Chairman of the Utilization Review committee. He also works closely with Dr. Frank Carter, current Medical Director for AdamsPlace. As with all NHC Medical Directors in various locations, both men are extremely valuable to the clinical staff, providing medical advice, feedback, and direction to the team.

"The sickest people in our communities are not necessarily in the hospital," Dr. Hester says. *"Hospitals are discharging earlier, with medical problems still to be resolved, and many of these patients are placed in nursing facilities. The complex medical needs of these patients require a great deal of medical consult and skill on the part of the staff. We will see a great deal more activity in the nursing arena and long-term care."* As the medical needs and acuity levels of our patients change, our highly skilled therapy, nursing, and other clinical partners will continue to consult with Medical Directors in order to maintain our superior nursing and medical care.

Dedicated *People*

"The best health care comes only from dedicated people...who want to feel the satisfaction of helping patients preserve a Quality of Life environment at all times."

Dr. Adams knew then, as we know today, that satisfied partners equal satisfied customers. Partners who are dedicated and who love serving others and love building relationships are the best at preserving quality of life with their patients. A partner satisfaction survey is sent to individuals' homes on an annual basis. They are encouraged to evaluate and score their supervisors, their work environment, their wages and benefits, and to provide suggestions and additional comments. Management then uses the data to make changes where needed, as well as enhancements for the partners.

Ensuring that partners are satisfied with their jobs includes providing them with the skills and training they need to "preserve a Quality of Life" for each customer. We believe that excellent quality of life for our partners is just as important as quality of life for our customers. We have created many of our own training programs, including our NHC-produced training videos. In addition, staying on the cutting edge of training and constantly researching new techniques to serve our partners so that they can better serve our customers is crucial in creating satisfaction for everyone.

A major part of customer satisfaction training relates to service recovery techniques. Although no one is perfect, we do hire people who want to do the right thing, and we train them on how to recover when something does go wrong. NHC believes in empowering partners to resolve concerns, and they are encouraged to work with the customer until he or she is satisfied.

NHC believes in empowering partners to resolve concerns, and they are encouraged to work with the customer until he or she is satisfied.

Valuable Teams

NHC is very fortunate to have a wide range of professionals who are dedicated to their various fields of expertise and help us **"preserve a Quality of Life environment."** Our partners cover the areas of administration, finance, patient care, environmental services, information technology, rehabilitation, medical records, marketing, management, etc., and all are vital members of our team.

Therapists

Our rehabilitation professionals in the areas of speech, occupational and physical therapy have advanced our culture by continually enhancing their skills and techniques. We have recently introduced a series of evidence-based clinical programs developed to provide effective treatment for a number of prevalent geriatric conditions such as pain management, stroke recovery, contractures, joint replacement, arthritis, urinary incontinence, wounds and neuromuscular diseases. These programs are built upon state-of-the-art Physical Agent Modalities that have been used for 30 years with professional, collegiate and Olympic athletes to facilitate recovery and improve performance. The introduction of these programs serves as a way to provide the best health care possible by improving function, quality of life, and independence.



Charles Rich and Sally Varnell, PT assistant at NHC Cool Springs

Another new program is aimed at putting the fun back into function. By incorporating various games on the Nintendo® Wii™, along with a full range of therapy services, patients are experiencing gains in balance, muscle strength, coordination and visual perceptual skills in an enjoyable, interactive environment.

In addition, NHC therapists are involved in outreach to our communities by participating in health fairs and partnering with the AARP to provide CarFit community education programs. Along with these innovative efforts to constantly improve the quality of our rehab programs, we are looking toward the future as we train new therapists in geriatric rehabilitation. To that end, we are establishing a Physical Therapy Geriatric Clinical Residency Program. The residency program gives us a structure to provide the extensive training needed to "grow" excellent Physical Therapists within the settings where we provide services.

Registered Dietitians

Dr. Adams recognized a correlation between the presence of a registered dietitian in a long-term care facility and the nutritional care and outcome of patient care. His dedication to improving the quality of patient care served as the springboard for NHC's dietetic internship program, which was created in 1981 as a corporate strategy to increase the number of registered dietitians with specialized training in the field of geriatrics.

In the last decade, the American Dietetic Association has identified geriatric nutrition as a priority issue and has recognized the limited training opportunities in geriatrics for dietetic students. Dr. Adams was committed to training dietitians who could have a positive impact on the nutritional status of geriatric patients within and outside of NHC.

The NHC dietetic internship program, accredited by the Commission on Accreditation for Dietetics Education, supports its mission, *"To train capable qualified individuals in order to develop skilled dietetic professionals with an emphasis in geriatrics."* Patty Poe, EdD, RD, LDN has been employed by NHC as the director of the dietetic internship for twelve years, and was the assistant director for eight years prior to that. In addition to her Directorship position with NHC, she teaches Nutrition in Aging as an adjunct instructor at Middle Tennessee State University. Interns attend a required graduate class at the local university, as well as a variety of dietetic internship classes coordinated by Dr. Poe at NHC's corporate office.

NHC strives to expose the students to positive role models already working with the geriatric population and to provide quality learning experiences involving the elderly. Many classes are taught by various members of the health care team, including speech, occupational, and physical therapists, pharmacists, nurses, administrators, and quality assurance personnel. More than 1,050 supervised practice hours are completed over the nine-month program at a variety of affiliate locations, including NHC health care centers, acute care facilities, dialysis clinics, and community agencies.

One of the goals of the program is to prepare students to practice in the geriatric nutrition field and ensure a return on investment for the company. Upon graduation, the interns will be in a position to help provide excellent clinical as well as food service management skills, geared specifically toward working with the older adult and in long-term care. To date, the NHC dietetic internship has graduated over 200 dietetic interns.

NHC strives to expose the students to positive role models who work with the geriatric population and to provide quality learning experiences involving the elderly.



Students calculating caloric needs with Dr. Poe and culinary training at AdamsPlace with Chef Tom Goodner

This commitment to providing quality nutrition care does not end with the dietetic internship. NHC's provision for quality nutrition care continues beyond the classroom, as evidenced by the number of registered dietitians providing care. Currently NHC employs 67 registered dietitians (18 of whom are graduates of the NHC dietetic internship). The registered dietitians at the center embrace the opportunity to optimize the nutritional status of each person entrusted in our care. Food quality and choices complement the clinical care provided by the registered dietitians. The goal is to identify the individual's nutritional needs, and to meet these needs while providing comfort through one of the most universal ways to show care and concern—food.

Chaplain



When Dr. Mack Wayne Craig was asked to join the NHC team in 1986, after more than 40 years in higher education with Lipscomb, the company already was interested in retirement living solutions. The management team discussed their ideas with Dr. Craig, who then interviewed a community of elderly who did not yet need nursing care. He found that there was a great deal of interest in some type of adult living complex.

This revelation was the beginning of Dr. Craig's long commitment with NHC. He assisted the company in identifying property for their first retirement community, which eventually became Richland Place, located in Nashville, Tennessee. *"The concept of retirement living was changed by NHC,"* Dr. Craig notes. *"The vision in this company goes back to Dr. Carl Adams in their care for the elderly. Their vision of service has done wonderful things for the company and humanity. I have been blessed to have been a part of such a great company."*

Dr. Craig very easily transitioned into his role with NHC, since he also believes in providing services that go beyond the medical needs to examine the whole person and the overall quality of life. Therefore, when Richland Place became a reality, he offered to also act as chaplain, and began visiting patients, families, and partners at various centers. Dr. Craig was very instrumental in creating two vital programs within the NHC culture—the first formal customer satisfaction training, called "Service With Heart," and the Certified Nursing Assistant Recognition Day to honor excellence among CNA's. Today, Dr. Craig still visits patients one-on-one in seven centers, conducting group Bible study in five of those centers. In several centers, he also leads a class called "Nashville Stories," in which Dr. Craig shares his vast knowledge of the history of Nashville. Currently, he is an official volunteer chaplain with hospice, and visits 20 patients on a regular basis at NHC Dickson.

Certified Nursing Assistants

The Certified Nursing Assistant recognition day in each geographic region of NHC has continued to be a very special celebration for everyone involved. CNAs are often the first service contact for our customers, and they work extremely hard as they perform daily duties crucial to the overall satisfaction of each individual customer. The CNAs are with the customers every day, and the relationships they form enhance our culture of excellence. NHC takes pride in honoring the "best of the best" each year.

In some regions, the CNA of the year nominees send in a letter describing the enjoyment and fulfillment they receive from serving their patients and from the relationships they form. Bridgette Gartney from NHC Murfreesboro wrote, *"I feel taking care of people is my calling in life. I get such joy out of my job and helping keep our residents happy."* Michael Morrell from NHC Oak Ridge says, *"We are the faces that they see day after day. We are the people they count on when they're in need. At the end of the day, I know that I've made a difference in someone's life. It makes me happy and proud to be a CNA."*



"I feel taking care of people is my calling in life. I get such joy out of my job and helping keep our residents happy."

Bridgette Gartney, CNA of the year,
Central Tennessee region





Students, working to complete their certification classes before becoming Certified Nursing Assistants, are taught valuable care giver skills by instructor Betty Leathers. Here, two students are practicing their learned skills of conversation and interviewing techniques and Ms. Leathers demonstrates how to provide assistance in ambulation with a walker.

Getting ready for work at Villa Crest, CNA Theresa Blanchard says after putting on her freshly pressed uniform, *"I always make sure I have my gait belt, pen, Sharpie, watch, name badge, glasses and my good luck 'PEACE' stone, given to me as a gift from one of the residents who passed away last November."* The day he gave it to her she says he was sad, yet peaceful, and before he died he said, *"This stone you gave to me, I give it back, so you know how grateful I am to you, for everything you have done. Soon I will be gone, and you will be here to carry on with your work. Never ever let anyone tell you it's too much or not enough."* Teresa says he then gave her a salute and said, *"Good work."* Teresa was also recognized by a family member of another patient who said, *"We know that earthly angels are all around us, and Theresa is one of them. She is a true professional with a huge gift of compassion, and love...and we all wonder, 'where does she hide her wings?'"*

We recognize from comments such as these, that to our patients and their families, CNAs and other direct care partners are the face, voice, personality, and the very *character* of NHC. Acknowledging and valuing our Certified Nursing Assistants, we continue to develop and make available advanced training so that each individual has the opportunity to reach his or her highest potential and reap the rewards of being successful.

Ann Coleman, Assistant Vice President of Nursing, is currently working to develop an additional training component for CNAs, which will include sensitivity training, relationship building, and communication skills. These new skills will enhance the CNA's ability to deliver care that is more "person-centered/person-directed." The training will demonstrate the importance of establishing rapport and of eliciting personal life information in order to better develop personal relationships with their patients. Having the skills necessary to elicit a patient's thoughts, perspectives, expectations, values and goals will provide caregivers with a better understanding of the individual's preferences in order to better meet the needs according to his or her wishes. Ms. Coleman says, "Once the training is ready for implementation, it will be integrated into the existing NHC certification programs, and will enhance the learning experience for these essential caregivers."

Sensitive to the Needs of *Patients and Their Families*

A "Quality of Life environment for our patients" most definitely involves taking the nursing/ medical aspects of care, enhancing them with excellent "bedside manner," and adding a human touch to personalize the service.

Training

In 2004 an NHC task force, made up of partners representing various service areas, reviewed the customer satisfaction "Service with Heart" training and advanced it to another level called **The Better Way**. The most significant part of **The Better Way** has been the emphasis placed on more consistent training. Mini-training sessions to review the 20 promises are a part of each partner's daily routine during what we call "Stand Up." This training on a daily basis affords us the ability to keep our message current. We have noticed that allowing a specific time for small groups of people to come together increases communication, fosters teamwork, stimulates great ideas, and motivates them to increase their skills of service.

Customer Satisfaction

NHC continues to embrace the vision of Dr. Adams in "being sensitive to the needs of our patients and their families" by also actively seeking customer feedback. We asked over 40,000 customers for their opinion in 2008. This customer feedback is part of a systematic approach called our Customer Satisfaction Index, which we began in 1993. The Customer Satisfaction Index is comprised of three components: patient interviews; family interviews; and quality check card surveys that are mailed weekly to family members. Surveys and feedback help us know what areas need improvement and what areas should be enhanced and strengthened. By listening to our customers, we can continually work to improve the services we provide.

NHC's Customer Satisfaction Index


CSI %
93
92
91
90
89
88
87
86
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

The Customer Satisfaction Index is comprised of three components: patient interviews; family interviews; and quality check card surveys that are mailed weekly to family members.

Jean Melton

A Story of Hope and Happiness

On September 30, 1983, Jean Melton's oldest daughter took the responsibility of finding a healthcare center for her mother. Susan was only twenty-one years old at the time, and she and her younger siblings visited several centers before deciding on NHC Murfreesboro. Their mother was very young to be in a long-term care center, and at the time they never realized that more than 25 years later, Ms. Melton would still live in the center.

Susan Donnell visits her mother every day. She says, *"NHC is our home. This is where we play games together, have pizza parties, plan Christmas and birthday parties, and have all our events. Mom has lost one parent, her mother-in-law, and a child while she has been living here."* Ms. Melton now has two granddaughters, ages 10 and 15, who visit her in the center and know it as their grandmother's home.

The *"most resilient person I know,"* is the way Ms. Melton's daughter describes her. She says she was always meek and mild, but she has a resilience that has helped her through this. She also shared, *"Mom is spoiled,"* to which Ms. Melton interjected a very clear *"No."* Ms. Donnell says, *"I am very blessed. My mom is patient and kind, and always has a smile on her face. She has made the absolute best out of a bad situation. I don't know if I could have done it."*



Ms. Melton and her daughter Ms. Donnell

"Mom has made friendships that will last her lifetime."

"The staff has always been wonderful." Ms. Donnell notes that when there have been issues, the center partners have always worked with them. She has remained very involved in the day-to-day care and life of her mother. Ms. Melton continues to have some speech difficulties, but she makes her needs and feelings known. Mother and daughter along with center partners make a good team, resolving concerns as they arise. Ms. Donnell says, *"I've been to several other facilities, (visiting other people) and it's hard to beat NHC."*

Jean Melton is a former member of the Bell Choir, but now her favorite activity is the game of Rook. She also enjoys BINGO and plays dominoes or "Don't Spill the Beans" with her grandchildren. Ms. Melton gets out of her room every day, visiting and making friends.

Many NHC partners have made a favorable impression on Ms. Melton and her daughter. Mrs. Betty Leathers was one of Ms. Melton's direct care nurses. When she retired from active nurse duty and began teaching the Certified Nurse Assistant classes, she and Ms. Melton continued to spend time together and enjoy each other's company. Mike Ussery, current Chief Operating Officer for NHC, was the Administrator at the center when Ms. Melton was admitted. She remembers having the honor of throwing a pie in his face during a carnival for the center many years ago, and still laughs when she thinks about it. Greg Bidwell was also an Administrator at the center for several years, and is now a Senior Regional Vice President. The family remembers him as being a very "hands-on" Administrator, and they appreciated that very much. He still visits Ms. Melton, and the family is very fond of him.



Ms. Melton and Betty Leathers, LPN

"Mom has made friendships that will last her lifetime," says Ms. Donnell. *"There are so many people that hug and kiss Mom and genuinely care about her. This is her home and her life, and how people treat her is very important to me. We have both made some wonderful friends. I recommend NHC to anyone."*

Patient Centered Care

In the last couple of years, the regulatory process has incorporated new terminology into the survey guidelines. These additions have been a huge focus in the industry. The new terms, "person-centered care" and "person-directed care" go hand-in-hand with Dr. Adams' vision of a **"Quality of Life environment"** as well as with our mission statement's commitment for customer satisfaction. Person-centered care can also be described by NHC's motto of "Care is our Business," our slogan of "Caring in a Better Way Day by Day," and our commonly used terminology of "service with heart." Person-centered care is not based on staff convenience, but is care based on love and kindness which is centered around what the patient/resident/customer wants, desires, and is accustomed to. Therefore, the new industry language has become a natural part of the NHC language.

"Patient-centered care" has been taking form at all NHC locations from the day we opened the doors to our first center, more than 35 years ago. If you walk into an NHC building today, you may see a male patient out in the garden caring for his blueberry plant that was planted just for him by the maintenance partner; a nurse graciously offering to rearrange her schedule of treatments so a patient can visit with relatives or attend a favorite activity; a special area in the center prepared just for a lady who loves to paint, or a gentleman's independent apartment that looks like an artist's studio; a group of patients joining together to form a Dance Troupe as they always dreamed they could; a Resident Council (made of up patients) working together and pulling in resources to help two special needs teenagers go to their prom; patients waking at their leisure to enjoy "made-to-order" breakfast cooked at table-side; a patient leaving the center to attend classes for seniors at Vanderbilt University; local community groups conducting their meetings in the centers so their





members, who are current patients, can attend; laundry workers taking extra time to find out the laundry detergent each patient would like their clothes washed in; partners assisting patients with emails to their friends and family; private dining rooms so patients and their families can enjoy some alone time while sharing a meal together; pets visiting with their owners or center pets being cared for by patients; a doll collection neatly displayed in a customer's room; a list of "comfort foods" for each patient; nurses consulting with physicians concerning the adjustment of medication and treatment schedules to coincide with the patient's preferred individual schedule; a complimentary manicure being given to a patient just before she is discharged home; "night owls" choosing to have their therapy sessions in the evening and late sleepers choosing not to have early morning therapy; partners "adopting" patients and taking their break time with them to play cards or just talk; a male patient who offers to let new CNAs practice their shaving skills on him; hot banana pudding (straight out of the oven) being delivered to a patient who told dietary that she never ate it cold at home; a patient mending clothes for others on her own sewing machine and loving every minute of it; a white blanket on the bed of a patient who recently passed away as a way of giving honor to that person and a respectful way to communicate the loss of a friend to the partners and patients; a group of partners in the early hours of Christmas morning delivering stockings full







The NHC environment is one of encouragement and challenge...innovation and improvement...teamwork and collaboration...and honesty and integrity. All NHC employees are committed as partners, not only to the health and quality of life of our patients and residents, but to the well-being of the communities we serve.



of goodies to each patient while they are asleep; a patient actually participating in the hiring process by helping interview and voice her opinions; a patient with her own piano keyboard in her room giving piano lessons to partners on their time off; an open door policy in the therapy gym with families observing and being educated on various techniques; the beauty shop list being maintained by a patient with good organizational skills; and a smiling patient at the front door wearing a "greeter" nametag and offering a warm welcome for all who enter.

These beautiful "person-centered" scenarios are happening because of the wonderful NHC partners who are committed to quality and who love making a difference in the lives of individuals. Partners like Marisol Torres, CNA at Holyoke Health Care Center in Massachusetts, who says, *"I have gotten to know and love my residents as if they were part of my family. Some residents see me as their friend, but truly I feel like their daughter. I love to make them laugh and see them happy. I have respect and compassion for my residents. I give my heart to my residents. Knowing that someone else depends on you is a beautiful thing. We tend to get very attached. Beautiful moments happen within split seconds of each other."* Ms. Torres was with one of her patients when she died. The patient's son was trying to get to the center to be with his mother, and Marisol held her hand and talked to her about how much the son loved and cherished her. The woman looked into Marisol's eyes and passed away. Marisol says, *"That very moment I felt proud to have studied to become a Nurse's Assistant. I enjoy my work. It is not just a way to earn a living, it's something more than that...it's falling in love with your job."*

One of Dr. Carl Adams' famous quotes says, *"Look backward only to improve the road ahead."* The partners of National HealthCare Corporation know the vision that Dr. Adams had for the culture of NHC. We have "looked backward" and evaluated the past so that we can enhance his vision and advance the culture. The NHC environment is one of encouragement and challenge...innovation and improvement...teamwork and collaboration...and honesty and integrity. All NHC employees are committed as partners, not only to the health and quality of life of our patients and residents, but to the well-being of the communities we serve.

"Excellent patient care has always, and will continue to be, a high priority" for NHC, and that priority still guides us to advance our culture of excellence for each individual we serve.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to ____________

Commission File No. 001-13489

NHC

NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its Corporate Charter)

Delaware	**52-2057472**
(State of Incorporation)	*(I.R.S. Employer I.D. No.)*

100 Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)
Telephone Number: **615-890-2020**

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	*Name of Each Exchange on which Registered*
Shares of Common Stock	**NYSE Alternext-US**
Shares of Preferred Cumulative Convertible Stock	**NYSE Alternext-US**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (a) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates on June 30, 2008 (based on the closing price of such shares on the NYSE Alternext-US) was approximately $288 million. For purposes of the foregoing calculation only, all directors, named executive officers and persons known to the Registrant to be holders of 5% or more of the Registrant's Common Stock have been deemed affiliates of the Registrant. The number of shares of Common Stock outstanding as of March 4, 2009 was 13,332,068.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K:

The Registrant's definitive proxy statement for its 2009 shareholder's meeting.

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS.

GENERAL DEVELOPMENT OF BUSINESS

National HealthCare Corporation, which we also refer to as NHC or the Company, began business in 1971. We were incorporated as a Delaware corporation in 1997 when we changed from partnership form to corporate form. When we indicate "NHC", we include all majority-owned subsidiaries, partnerships and limited liability companies in which we have an interest.

Our principal business is the operation of long-term health care centers with associated assisted living and independent living centers. Our business activities include providing subacute skilled and intermediate nursing and rehabilitative care, senior living services, home health care services, management services, hospice services, accounting and financial services and insurance services. We operate in 12 states, and our owned and leased properties are located primarily in the southeastern United States.

Merger in 2007 of National HealthCare Corporation and National Health Realty, Inc. and Issuance of NHC Convertible Preferred Stock

On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated December 20, 2006, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHR and NHC, following the approval of the merger by the stockholders of NHR and the adoption of the amendment to the Certificate of Incorporation of NHC and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC.

Pursuant to the terms of the Merger Agreement, NHR merged into Davis Acquisition Sub LLC, a wholly-owned subsidiary of NHC. Each share of NHR, issued and outstanding immediately prior to the merger, and not owned by Davis Acquisition Sub LLC, NHC/OP, L.P., or NHC, was converted into the right to receive $9.00 in cash, without interest and one share of NHC Preferred.

Each share of the NHC Preferred is entitled to annual preferred dividends of $0.80 per share and has a liquidation preference of $15.75 per share. The NHC Preferred, which is listed on the NYSE Alternext-US Exchange with the symbol "NHC.PR.A", is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the NHC Preferred is convertible into 0.24204 of a share of NHC common stock. After the 5th anniversary of the closing date, NHC will have the option to redeem the NHC Preferred, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the NHC Preferred will not be redeemable prior to the 8th anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC stock splits or stock dividends. The cash required to complete the merger was provided substantially from NHC's existing liquidity reserves.

NHC paid a total of approximately $97,571,000 in cash to NHR stockholders, plus cash in lieu of fractional shares, and issued 10,841,062 shares of NHC Preferred with a liquidation preference of $170,555,000 pursuant to the terms of the Merger Agreement, based on the number of NHR shares of common stock deemed outstanding on October 31, 2007, as calculated under the Merger Agreement.

Accounting Treatment of the Purchase – NHC accounted for the merger as a purchase transaction under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets purchased and liabilities assumed were recorded, as of the completion of the merger, at their respective fair values and added to those of NHC. The financial condition and results of operations of NHC after completion of the merger include the balances and results of the purchase beginning on November 1, 2007 and are not restated retroactively to reflect the historical financial position or results of operations of NHR.

Following the completion of the merger, the earnings of the combined company reflect purchase accounting adjustments, including the effect of changes in the cost bases of the acquired assets and liabilities on depreciation and amortization expenses.

We estimate that we experienced a reduction in our earnings per share as a result of the merger in 2008 of approximately 11%. We believe, however, that this negative consequence is offset by the accretive effect that the merger has had and is expected to have on NHC's free cash flow. We estimate that our net cash flows increased by approximately $4,000,000 in 2008 as a result of the merger.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our business is long-term health care services. At December 31, 2008, we operate or manage 76 long-term health care centers with a total of 9,772 licensed beds. These numbers include 50 centers with 6,858 beds that we lease or own and 26 centers with 2,914 beds that we manage for others. Of the 50 leased or owned centers, 34 are leased from National Health Investors, Inc. (NHI). Through October 31, 2007, ten centers were leased from National Health Realty, Inc. ("NHR"). Effective October 31, 2007, these previously leased properties were acquired by us.

Our 23 assisted living centers (11 leased or owned and 12 managed) have 921 units (418 units leased or owned and 503 units managed). Our seven independent living centers (four leased or owned and three managed) have 761 retirement apartments (341 apartments leased or owned and 420 apartments managed).

During 2008, we operated 32 homecare programs and provided 405,945 homecare patient visits to 11,320 patients.

In 2003, we entered into a partnership agreement with Caris HealthCare, LP (Caris), in which we have a 50% ownership, in order to develop hospice services in selected market locations in Tennessee. In December 2007, we licensed our first owned hospice program in Greenville, South Carolina and began providing services in January 2008. Combined, we provide hospice care to over 1,000 patients per day in 16 locations.

We operate specialized care units within certain of our healthcare centers such as Alzheimer's disease care units, sub-acute nursing units and a number of in-house pharmacies. Similar specialty units are under consideration at a number of our centers, as well as free standing projects.

Long-Term Care Services and Net Patient Revenues. Health care services we provide include a comprehensive range of services. In fiscal 2008, 90% of our net revenues was derived from such health care services. Highlights of health care services activities during 2008 were as follows:

A. **Long-Term Health Care Centers.** The most significant portion of our business and the base for our other long-term health care services is the operation of our skilled nursing centers. In our centers, experienced medical professionals provide medical services prescribed by physicians. Registered nurses, licensed practical nurses and certified nursing assistants provide comprehensive, individualized nursing care 24 hours a day. In addition, our centers provide licensed therapy services, quality nutrition services, social services, activities, and housekeeping and laundry services. We own or lease and operate 50 long-term health care centers as of December 31, 2008, of which two were acquired during 2008. We manage 26 centers for third party owners. Revenues from the 50 centers we own or lease are reported as patient revenues in our financial statements. Management fee income is recorded as other revenues from the 26 facilities that we manage. We generally charge 6% to 7% of facility net revenues for our management services. Average occupancy in long-term health care centers we operate was 92.5% during the year ended December 31, 2008.

B. **Rehabilitative Services.** We provide therapy services through Professional Health Services, a division of NHC. Our licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from strokes, heart attacks, orthopedic conditions, neurological illnesses, or other illnesses, injuries or disabilities. We maintained a rehabilitation staff of over 700 highly trained, professional therapists in 2008. The majority of our rehabilitative services are for patients in our owned and managed long-term care centers. However, we also provide services to over 100 additional health care providers and operate three free-standing outpatient rehabilitation clinics in Tennessee. We are the designated sports medicine provider for Middle Tennessee State University in Murfreesboro, Tennessee. Our rates for these services are competitive with other market rates.

C. **Medical Specialty Units.** All of our long-term care centers participate in the Medicare program, and we have expanded our range of offerings by the creation of center-specific medical specialty units such as our Alzheimer's disease care units and subacute nursing units. Our trained staff provides care for Alzheimer's patients in early, middle and advanced stages of the disease. We provide specialized care and programming for persons with Alzheimer's or related disorders in dedicated units within many of our skilled nursing centers. Our sub-acute programs are designed to shorten or eliminate hospital stays and help to reduce the cost of quality health care. We develop individualized patient care plans to target appropriate medical and functional planning objectives with a primary goal where feasible for a return to home or a similar environment.

D. **Managed Care Contracts.** We operate one South Carolina, one Missouri, and three Tennessee regional contract management offices, staffed by experienced case managers who contract with managed care organizations (MCO's) and insurance carriers for the provision of subacute and other medical specialty services within a regional cluster of our owned and managed centers. Managed care patient days were 101,574 in 2008, 74,428 in 2007, and 57,203 in 2006.

E. **Hospice.** Hospice services provide for the physical, spiritual and psychosocial needs of individuals facing a life-limiting illness. Resources including palliative and clinical care, education, spiritual, counseling and other services take into consideration both the needs of patients and the needs of family members. We licensed our first owned hospice program in Greenville, South Carolina in December 2007 and began providing services in January 2008. By December 2008, we had admitted over 100 patients. A branch office in Anderson, South Carolina is planned for the first quarter of 2009. This hospice is owned by us and managed by Caris HealthCare, L.P. ("Caris"). See Other Revenues in this section for more about Caris.

F. **Pharmacy Operations.** At December 31, 2008, we operated four regional pharmacy operations (one in east Tennessee, one in central Tennessee, one in South Carolina, and one in Missouri). These pharmacy operations use a central location to supply (on a separate contractual basis) pharmaceutical services (consulting and medications) and supplies. Effective January 1, 2006, Medicare Part D was implemented by Centers for Medicare and Medicaid Services (CMS). Part D shifted payment of most pharmaceuticals from Medicaid plans to other payors (e.g. Private Pay, Insurance). Regional pharmacies bill Part D Prescription Drug Plans (PDPs) electronically and directly for inpatients who have selected a PDP. Our regional pharmacies currently serve approximately 50 long-term care centers.

G. **Assisted Living Projects.** Our assisted living centers are dedicated to providing personal care services and assistance with general activities of daily living such as dressing, bathing, meal preparation and medication management. We perform resident assessments to determine what services are desired or required and our qualified staff encourages residents to participate in a range of activities. We own or lease 11 and manage 12 assisted living centers. Of these 23 centers, 11 are located within the physical structure of a skilled nursing center or retirement center and 12 are freestanding. In 2008, the rate of occupancy was 92.7%. Certificates of Need are not required to build these projects and we believe that overbuilding has occurred in some of our markets.

H. **Retirement Centers.** Our four owned or leased and three managed retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. In most cases, retirement centers also include long-term health care facilities, either in contiguous or adjacent licensed health care centers. Charges for services are paid from private sources without assistance from governmental programs. Retirement centers may be licensed and regulated in some states, but do not require the issuance of a Certificate of Need such as is required for health care centers. We have, in several cases, developed retirement centers adjacent to our health care properties with an initial construction of 40 to 80 units and which units are rented by the month; thus these centers offer an expansion of our continuum of care. We believe these retirement units offer a positive marketing aspect of our health care centers.

We have one managed and one owned retirement center which are "continuing care communities", where the resident pays a substantial endowment fee and a monthly maintenance fee. The resident then receives a full range of services - including nursing home care - without additional charge.

I. **Homecare Programs.** Our home health care programs (we call them homecare) assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities. Registered and licensed practical nurses and therapy professionals provide skilled services such as infusion therapy, wound care and physical, occupational and speech therapies. Home health aides may assist with daily activities such as assistance with walking and getting in and out of bed, personal hygiene, medication assistance, light housekeeping and maintaining a safe environment. NHC operates 32 homecare licensed and Medicare-certified offices in three states (Tennessee, South Carolina, and Florida) and some of our homecare patients are previously discharged from our long-term health care centers. Medicare reimbursement for homecare services is paid under a prospective payment system. Under this payment system, we receive a prospectively determined amount per patient per 60 day episode as defined by Medicare guidelines. Medicare episodes increased from 16,277 in 2007 to 17,266 in 2008 primarily due to an increase in the number of patients served, which increased from 10,230 in 2007 to 11,320 in 2008. Visits increased from 388,321 in 2007 to 405,945 in 2008.

Other Revenues. We generate revenues from insurance services to our managed centers, from management, accounting and financial services to third party long-term care, assisted living and independent living centers, from dividends and other realized gains and losses on securities and from rental and interest income. In fiscal 2008, 10% of our net revenues was derived from such other sources. The significant sources of our other revenues are described as follows:

A. **Insurance Services.** NHC owns a Tennessee domestic licensed insurance company. The company is licensed in several states and provides workers' compensation coverage to the majority of NHC operated and managed facilities in addition to other nursing homes, assisted living and retirement centers. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned and managed centers. This company elects to be taxed as a domestic subsidiary. We also self-insure our employees' (referred to as "partners") health insurance benefit program at a cost we believe is less than a commercially obtained policy. Finally, we operate a long-term care insurance division, which is licensed to sell commercially underwritten long-term care policies. NHC's revenues from insurance services totaled $16,690,000 in 2008.

B. **Management, Accounting and Financial Services.** We provide management services to long-term health care centers, assisted living centers and independent living centers operated by third party owners. We typically charge 6% of the managed centers' revenues as a fee for these services. Additionally, we provide accounting and financial services to other long-term care or related types of entities who typically have been or are in the process of being transferred from bankrupt organizations or from entities operating in states with economically unreasonable liability insurance premiums into the hands of small operators or not-for-profit entities. No management services are provided to these entities. As of December 31, 2008, we perform management services for 26 centers and accounting and financial services for 28 centers. NHC's revenues from management, accounting and financial services totaled $18,496,000 in 2008.

C. **Equity in Earnings of Unconsolidated Investments.** Earnings from investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. If the earnings from our equity investments are from business operations that are long-term care services, we report the earnings in Other Revenues in the Consolidated Statements of Income. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P. ("Caris"), a business that specializes in hospice care services in NHC owned health care centers and in other settings. In 2003, we entered into a partnership agreement with Caris in order to develop hospice programs in selected market locations. We currently have fifteen locations in Tennessee.

We previously provided advisory and/or accounting services to National Health Realty Inc. ("NHR") and Management Advisory Source, LLC ("Advisors"). The services agreement with Advisors required us to provide accounting services to Advisors and, as requested, to National Health Investors, Inc. ("NHI"). The services to NHR were terminated on October 31, 2007 when we merged with NHR. The services to Advisors were terminated on December 31, 2006 to help to accentuate our independence from NHI, our largest landlord.

LONG-TERM HEALTH CARE CENTERS

The health care centers operated by our subsidiaries provide in-patient skilled and intermediate nursing care services and in-patient and out-patient rehabilitation services. Skilled nursing care consists of 24-hour nursing service by registered or licensed practical nurses and related medical services prescribed by the patient's physician. Intermediate nursing care consists of similar services on a less intensive basis principally provided by non-licensed personnel. These distinctions are generally found in the long-term health care industry although for Medicaid reimbursement purposes, some states in which we operate have additional classifications, while in other states the Medicaid rate is the same regardless of patient classification. Rehabilitative services consist of physical, speech, and occupational therapies, which are designed to aid the patient's recovery and enable the patient to resume normal activities.

Each health care center has a licensed administrator responsible for supervising daily activities, and larger centers have assistant administrators. All have medical directors, a director of nurses and full-time registered nurse coverage. All centers provide physical therapy and most have other rehabilitative programs, such as occupational or speech therapy. Each facility is located near at least one hospital and is qualified to accept patients discharged from such hospitals. Each center has a full dining room, kitchen, treatment and examining room, emergency lighting system, and sprinkler system where required. Management believes that all centers are in compliance with the existing fire and life safety codes.

We provide centralized management and support services to NHC operated health care nursing centers. The management and support services include operational support through the use of regional vice presidents and regional nurses, accounting and financial services, cash management, data processing, legal, consulting and services in the area of rehabilitative care. Many personnel are employed by our administrative services affiliate, National Health Corporation, which is also responsible for overall services in the area of personnel, loss control, insurance, education and training. We reimburse the administrative services contractor by paying all the costs of personnel employed for our benefit as well as a fee. National Health Corporation (National) is wholly owned by the National Health Corporation Employee Stock Ownership Plan and provides its services only to us.

We provide management services to centers operated under management contracts and offsite accounting and financial services to other owners, all pursuant to separate contracts. The term of each contract and the amount of the management fee or accounting and financial services fee is determined on a case-by-case basis. Typically, we charge 6% of net revenues of the managed centers for our management contracts and specific item fees for our accounting and financial service agreements. The initial terms of the contracts range from two years to ten years. In certain contracts, we maintain a right of first refusal should the owner desire to sell a managed center.

LONG-TERM CARE CENTER OCCUPANCY RATES

The following table shows certain information relating to occupancy rates for our continuing owned and leased long-term health care centers:

	Year Ended December 31		
	2008	2007	2006
Overall census	92.5%	92.5%	93.6%

Occupancy rates are calculated by dividing the total number of days of patient care provided by the number of patient days available (which is determined by multiplying the number of licensed beds by 365 or 366).

CUSTOMERS AND SOURCES OF REVENUES

No individual customer or related group of customers accounts for a significant portion of our revenues. We do not expect that the loss of a single customer or group of related customers would have a material adverse effect.

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31		
Source	2008	2007	2006
Private	30%	29%	28%
Medicare	40%	39%	39%
Medicaid/Skilled	9%	9%	10%
Medicaid/Intermediate	20%	22%	22%
VA and Other	1%	1%	1%
Total	100%	100%	100%

The source and amount of the revenues are further dependent upon (i) the licensed bed capacity of our health care centers, (ii) the occupancy rate of the centers, (iii) the extent to which the rehabilitative and other skilled ancillary services provided at each center are utilized by the patients in the centers, (iv) the mix of private pay, Medicare and Medicaid patients, and (v) the rates paid by private paying patients and by the Medicare and Medicaid programs.

Private pay, VA and other sources include commercial insurance, individual patients' own funds, managed care plans and the Veterans Administration. Although payment rates vary among these sources, market forces and costs largely determine these rates.

Private paying patients, private insurance carriers and the Veterans Administration generally pay on the basis of the center's charges or specifically negotiated contracts. We attempt to attract an increased percentage of private and Medicare patients by providing rehabilitative services and increasing the marketing of those services through market areas and "Managed Care Offices", of which five were open at December 31, 2008. These services are designed to speed the patient's recovery and allow the patient to return home as soon as is practical. In addition to educating physicians and patients to the advantages of the rehabilitative services, we have also implemented incentive programs which provide for the payment of bonuses to our regional and center personnel if they are able to achieve private and Medicare goals at their centers.

Medicare is a health insurance program for the aged and certain other chronically disabled individuals operated by the federal government.

Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government.

Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress continually passes laws that effect major or minor changes in the Medicare and Medicaid programs.

REGULATION AND LICENSES

Health care is an area of extensive regulatory oversight and frequent regulatory change. The federal government and the states in which we operate regulate various aspects of our business. These regulatory bodies, among other things, require us annually to license our skilled nursing facilities, assisted living facilities in some states and other health care businesses, including home health agencies and hospices. In particular, to operate nursing facilities and provide health care services we must comply with federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, building codes and environmental protection.

Governmental and other authorities periodically inspect our skilled nursing facilities, home health agencies and hospices to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs, and to continue our participation in the Veterans Administration program. We can only participate in other third-party programs if our facilities pass these inspections. In addition, these authorities inspect our record keeping and inventory control.

From time to time, we, like others in the health care industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil money penalties and/or other operating restrictions on us. If our skilled nursing facilities, home health agencies and hospices fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our licenses.

Local and state health and social service agencies and other regulatory authorities specific to their location regulate, to varying degrees, our assisted living facilities. Although regulations and licensing requirements vary significantly from state to state, they typically address, among other things, personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. If assisted living facilities fail to comply with licensing requirements, these facilities could lose their licenses. Most states also subject assisted living facilities to state or local building codes, fire codes and food service licensure or certification requirements. In addition, the manner and extent to which the assisted living industry is regulated at federal and state levels are evolving.

Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of our health care businesses may have a significant impact on our methods, revenues and costs of doing business.

In all states in which we operate, before a long-term care facility can make a capital expenditure exceeding certain specified amounts or construct any new long-term health care beds, approval of the state health care regulatory agency or agencies must be obtained and a Certificate of Need issued. The appropriate state health planning agency must determine that a need for the new beds or expenditure exists before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a certificate of need in any particular instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full scale certificate of need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds, services offered and, in some cases, reimbursement rates at the facility.

While there are currently no significant legislative proposals to eliminate certificates of need pending in the states in which we do business, deregulation in the certificate of need area would likely result in increased competition among nursing home companies and could adversely affect occupancy rates and the supply of licensed and certified personnel.

Medicare and Medicaid Participation by Our Centers

All health care centers, owned, leased or managed by us are certified to participate in Medicare. Health care centers participating in Medicare are known as SNFs (Skilled Nursing Facilities). All but six of our affiliated nursing centers participate in Medicaid. All of our homecares (Home Health Agencies) participate in Medicare which comprises over 95% of their revenue. Homecares also participate in Medicaid.

During the fiscal year, each nursing center receives payments from Medicare and, if participating, from Medicaid. We record as receivables the amounts we ultimately expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts actually received at the time of interim or final settlements. Adjustments have not had a material adverse effect within the last three years.

Certifications and Participation Requirements; Efforts to Impose Reduced Payments

Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to restrict further, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at our nursing centers would result in denial of Medicare and Medicaid payments which would likely result in a significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted payments resulting in lost revenue for specific patients. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. For the fiscal year ended December 31, 2008, we derived 40% and 29% of our net patient revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare and Medicaid programs could have a material adverse effect on our profitability. We are unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on our operations. No assurance can be given that such reforms will not have a material adverse effect on us.

MEDICARE LEGISLATION AND REGULATIONS

Skilled Nursing Facilities (SNFs)

SNF PPS – Medicare is uniform nationwide and reimburses nursing centers under a fixed payment methodology named the Skilled Nursing Facility Prospective Payment System (SNF PPS). PPS was instituted as mandated by the Balanced Budget Act of 1997. PPS became effective for our nursing centers effective January 1, 1999. PPS is an acuity based classification system that uses nursing and therapy indexes adjusted by geographical wage indexes to calculate per diem rates for each Medicare patient. Payment rates are updated annually and are generally increased each October when the federal fiscal year begins. The acuity classification system is named RUGs (Resource Utilization Groups III). SNF PPS as implemented had an adverse impact on our industry and our business by decreasing payments materially. Refinements in the form of temporary add-ons provided some relief until October 1, 2002. Annual market basket (inflationary) increases have continued to improve payments since that time.

On July 28, 2005, the Centers for Medicare and Medicaid Services (CMS) issued a final rule updating the SNF PPS and consolidated billing provisions. The rule updates the per-diem payment rates under the SNF PPS for federal fiscal year (FY) 2006.

The final rule caused a redistribution of payments among providers. This is accomplished by refinements expanding the Resource Utilization Groups (RUGs) from 44 RUG groups to 53 RUG groups and by eliminating temporary rate add-ons. The elimination of temporary add-ons has always been tied to the long awaited RUG refinement. RUG refinement increases the case mix weight that applies to both nursing and non-ancillary therapy ancillary costs. This is a permanent change in the PPS methodology.

Effective October 1, 2008, our PPS rates were increased by 3.4% due to inflation factors.

Prescription Drugs - Medicare Part D – On December 8, 2003, the Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act (MMA) of 2003. This landmark legislation has caused significant changes to the long term care business. The MMA legislation provides seniors and people with disabilities with the first comprehensive prescription drug benefit ever offered under the Medicare program, the most significant improvement to senior health care in nearly 40 years. Under Part D, private insurance companies contract with Medicare to provide coverage for anyone eligible for Part D that chooses to enroll in a Prescription Drug Plan (PDP). Most patients are enrolled in a PDP including Medicaid and Private Pay patients. There are multiple PDP's.

Prior to MMA, prescriptions were billed to state Medicaid plans for Medicaid (indigent) patients. Some patients continue to be covered by other private insurance companies outside of Part D. As part of the Consolidated Billing component of the Medicare Part A SNF PPS plan enacted with the Balance Budget Act of 1997 (BBA), prescription drugs for patients in a Part A stay are billed to Part A and not Part D. The provider purchases prescriptions from a drug supplier and bills charges to Medicare Part A under the per diem established by CMS. Whereas, for a patient whose prescriptions are billed to Medicare Part D, the drug supplier bills Part D and the provider is only billed for non-covered and co-pay amounts.

Most of our nursing centers and assisted living centers are supplied prescriptions by our owned regional pharmacies known as Network Pharmacies. Network provides prescriptions to 46 owned, 11 managed, and 15 trade entities. MMA brought great concern over prescription revenue and collections as with any new reimbursement plan. Network personnel worked tirelessly in 2006 to successfully implement Part D in addition to accepting new business. Write-offs of uncollectible claims have been less than what we expected. We expect that changes to PDP payment methodology by CMS could have a negative effect on rates. Substantial increases in drug costs could occur which would negatively impact our gross margin for prescriptions.

Therapy – Therapy caps went into effect on January 1, 2006. The DRA of 2005 provides an exception process under which additional services could be approved when medically justified. Therapy caps are increased to $1,810, effective January 1, 2008, per patient per calendar year for Physical/Speech and Occupational therapy. The financial impact of therapy caps is not measurable at this time. The effect to our business may or may not be significant.

Homecares (HHAs)

Medicare is uniform nationwide and reimburses homecares under a fixed payment methodology named the Prospective Payment System (HH PPS). PPS was instituted as mandated by the Balanced Budget Act of 1997. PPS became effective for our homecares effective October 1, 2000. Generally, Medicare makes payment under the HH PPS on the basis of a national standardized 60-day episode payment, adjusted for case mix and geographical wage index. Payment rates are updated periodically and were last adjusted on January 1, 2008. The acuity classification system is named HHRGs (Home Health Resource Groups).

For 2007, we received a market basket update of 3.3% with offsetting reductions resulting from the elimination of the one-year five percent add-on for rural areas that was implemented in 2006.

For 2008, we received a market basket update of 3.0% coupled with rate reductions of 2.75% per year for years 2008 through 2010 to be followed by a 2.71% reduction in 2011. Changes were also made to case-mix weights, moving from 83 case-mix categories in 2007 to 153 case-mix categories in 2008. The ten visit threshold at which higher payment rates would occur was replaced with a multi-step threshold with incremental payments for increased visits.

MEDICAID LEGISLATION AND REGULATIONS

State Medicaid plans subject to budget constraints are of particular concern to us given the repeal of the Boren Amendment by the Balance Budget Act of 1997. The Boren Amendment provided fair reimbursement protection to nursing facilities. Changes in federal funding and pressure on certain provider taxes coupled with state budget problems have produced an uncertain environment. Industry studies predict the Medicaid crisis will continue with a state required contribution to Medicare Part D and anticipated budget deficits. States will more likely than not be unable to keep pace with nursing center inflation. States are under pressure to pursue other alternatives to long term care such as community and home-based services.

In Tennessee, annual Medicaid rate increases were implemented effective July 1, 2008. The Tennessee increase in revenue was approximately $514,000 per quarter. In Missouri, Medicaid implemented a global increase in all providers' rates on July 1, 2008 of $6.00 per day. The quarterly effect of the Missouri increase was a $330,000 increase in revenues.

HEALTH CARE CENTER CONSTRUCTION AND PURCHASES

We have completed or anticipate completion of the following long-term health care centers.

Description	Number of Beds	Location	Cost	Date Placed in Service or Expected Completion
Bed Addition	60	North Augusta, SC	$ 6,657,000	3rd Quarter 2008
New Facility	120	Bluffton, SC	$17,753,000	4th Quarter 2009

We have purchased or leased the following facilities:

Description	Location	Capitalized Cost	Date Placed in Service
544-Bed Long-Term Care Center 66-Unit Assisted Living Facility	Chattanooga, TN	$14,760,000	November 2007
109-bed Skilled Nursing and Rehabilitation Facility	Knoxville, TN	$ 6,347,000	January 2008
132-Bed Skilled Nursing and Rehabilitation Facility 60-Bed Assisted Living Facility	Charleston, SC	$13,250,000	August 2008

The Chattanooga, Tennessee property has been leased to a third party provider and generates rental revenue for NHC.

In addition, effective in January 2008 we purchased two tracts of land located in South Carolina and one tract located in Tennessee. These tracts were undeveloped and are held for future development.

COMPETITION

In most of the communities in which we operate health care centers, there are other health care centers with which we compete. We own, lease or manage (through subsidiaries) 76 long-term health care facilities located in 10 states. Each of these states are certificate of need states which generally requires the state to approve the opening of any new long-term health care facilities. There are hundreds of operators of long-term health care facilities in each of these states and no single operator, including us, dominates any of these state's long-term health care markets, except for some small rural markets which might have only one long-term health care facility. In competing for patients and staff with these centers, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our health care centers are important in obtaining patients, since members of the patient's family generally participate to a greater extent in selecting health care centers than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative as well as skilled care services at our centers, we are able to broaden our patient base and to differentiate our centers from competing health care centers.

Our homecares compete with other home health agencies (HHA's) in most communities we serve. Competition occurs for patients and employees. Our homecares depend on hospital and physician referrals and reputation in order to maintain a health census.

As we expanded into the assisted living market, we monitored proposed or existing competing assisted living centers. Our development goal is to link our health care centers with our assisted living centers, thereby obtaining a competitive advantage for both.

We experience competition in employing and retaining nurses, technicians, aides and other high quality professional and non-professional employees. In order to enhance our competitive position, we have an educational tuition loan program, an American Dietetic Association approved internship program, a specially designed nurse's aide training class, and we make financial scholarship aid available to physical therapy vocational programs. We support the Foundation for Geriatric Education. We also conduct an "Administrator in Training" course, 24 months in duration, for the professional training of administrators. Presently, we have four full-time individuals in this program. Four of our six regional vice presidents and 52 of our 76 health care center administrators are graduates of this program.

We experience competition in providing management and accounting services to other long-term health care providers. Those services are provided primarily to owners with whom we have had previous involvement through ownership or through our relationship with NHI. Our insurance services are provided primarily to centers for which we also provide management and accounting services.

Our employee benefit package offers a tuition reimbursement program. The goal of the program is to insure a well trained qualified work force to meet future demands. While the program is offered to all disciplines, special emphasis has been placed on supporting students in nursing and physical therapy programs. Students are reimbursed at the end of each semester after presenting tuition receipts and grades to management. The program has been successful in providing a means for many bright students to pursue a formal education.

EMPLOYEES

As of December 31, 2008, our Administrative Services Contractor plus our managed centers had approximately 12,000 full and part time employees, who we call "Partners". No employees are represented by a bargaining unit. We believe our current relations with our employees are good.

INVESTOR INFORMATION

We maintain a worldwide web site at www.nhccare.com. We publish to this web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. We do not necessarily have these filed the same day as they are filed with the SEC or released to the public, but rather have a policy of placing these on the web site within two (2) business days of public release or SEC filing.

We also maintain the following documents on the web site:

- The NHC Code of Ethics. This Code has been adopted for all employees of our Administrative Services Contractor, officers and directors of the Company. The website will also disclose whether there have been any amendments or waivers to the Code of Ethics and Standards of conduct. To date there have been none.
- Information on our "NHC Valuesline", which allows our staff and investors unrestricted access to our Corporate Compliance Officer, executive officers and directors. The toll free number is 800-526-4064 and the communications may be incognito, if desired.
- The NHC Restated Audit Committee Charter.
- The NHC Compensation Committee Charter.
- The NHC Nomination and Corporate Governance Committee Charter.

We will furnish, free of charge, a copy of any of the above documents to any interested investor upon receipt of a written request.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10-K. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K, because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. The risks described below are not the only risks facing us. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations and cash flows.

Risks Relating to Our Company

We depend on reimbursement from Medicare, Medicaid and other third-party payors and reimbursement rates from such payors may be reduced. – We derive a substantial portion of our revenue from third-party payors, including the Medicare and Medicaid programs. For the year ended December 31, 2008, we derived approximately 61% of our net revenues from the Medicare, Medicaid and other government programs. Third-party payor programs are highly regulated and are subject to frequent and substantial changes. Changes in the reimbursement rate or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for our services has in the past, and could in the future, result in a substantial reduction in our revenues and operating margins. Additionally, net revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because additional documentation is necessary or because certain services were not covered or were not reasonable and medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to health care providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private health care insurance. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by us, which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our liquidity, financial condition and results of operations. It is possible that the effects of further refinements to PPS that result in lower payments to us or cuts in state Medicaid funding could have a material adverse effect on our results of operations. See Item 1, "Business – Regulation and Licenses" and "Medicare Legislation and Regulations" and "Medicaid Legislation and Regulations".

We conduct business in a heavily regulated industry, and changes in, or violations of, regulations may result in increased costs or sanctions that reduce our revenue and profitability. – In the ordinary course of our business, we are regularly subject to inquiries, investigations and audits by federal and state agencies to determine whether we are in compliance with regulations governing the operation of, and reimbursement for, skilled nursing, assisted living and independent living facilities, hospice, home health agencies and our other operating areas. These regulations include those relating to licensure, conduct of operations, ownership of facilities, construction of new and additions to existing facilities, allowable costs, services and prices for services. In particular, various laws, including federal and state anti-kickback and anti-fraud statutes, prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under federal and/or state health care programs such as Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by federal governmental programs. Sanctions for violating the anti-kickback and anti-fraud statutes include criminal penalties and civil sanctions, including fines and possible exclusion from governmental programs such as Medicare and Medicaid.

In addition, the Stark Law broadly defines the scope of prohibited physician referrals under federal health care programs to providers with which they have ownership or other financial arrangements. Many states have adopted, or are considering, legislative proposals similar to these laws, some of which extend beyond federal health care programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician referrals regardless of the source of the payment for the care. These laws and regulations are complex and limited judicial or regulatory interpretation exists. We cannot assure you that governmental officials charged with responsibility for enforcing the provisions of these laws and regulations will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

The regulatory environment surrounding the long-term care industry has intensified, particularly for larger for-profit, multi-facility providers like us. The federal government has imposed extensive enforcement policies resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, denials of payment for new Medicare and Medicaid admissions and civil monetary penalties. If we fail to comply, or are perceived as failing to comply, with the extensive laws and regulations applicable to our business, we could become ineligible to receive government program reimbursement, be required to refund amounts received from Medicare, Medicaid or private payors, suffer civil or criminal penalties, suffer damage to our reputation in various markets or be required to make significant changes to our operations. We are also subject to federal and state laws that govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce the referral of patients to a particular provider for medical products and services. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in reimbursement programs and/or civil and criminal penalties. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed in default under some of our agreements, including agreements governing outstanding indebtedness. We also are subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits.

We have established policies and procedures that we believe are sufficient to ensure that our facilities will operate in substantial compliance with these anti-fraud and abuse requirements. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. Aggressive anti-fraud actions, however, have had and could have an adverse effect on our financial position, results of operations and cash flows. See Item 1, "Business - Regulation and Licenses".

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in certain federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our operations and financial condition.

We are required to comply with laws governing the transmission and privacy of health information. – The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within our Company and with third parties, such as payors, business associates and patients. These include standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, and security, privacy and enforcement. The Department of Health and Human Services has released final rules to implement a number of these requirements, and several HIPAA initiatives have become effective, including privacy protections, transaction standards, and security standards. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

We are defendants in significant legal actions, which are commonplace in our industry, and which could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our liquidity and financial condition. – As is typical in the health care industry, we are subject to claims that our services have resulted in resident injury or other adverse effects. We, like our industry peers, have experienced an increasing trend in the frequency and severity of professional liability, workers' compensation, and health insurance claims and litigation asserted against us. In some states in which we have significant operations, insurance coverage for the risk of punitive damages arising from professional liability claims and/or litigation may not, in certain cases, be available due to state law prohibitions or limitations of availability. We cannot assure you that we will not be liable for punitive damage awards that are either not covered or are in excess of our insurance policy limits. We also believe that there have been, and will continue to be, governmental investigations of long-term care providers, particularly in the area of Medicare/

Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition.

Due to the rising cost and limited availability of professional liability, workers' compensation and health insurance, we are largely self-insured on all of these programs and as a result, there is no limit on the maximum number of claims or amount for which we or our insurance subsidiary can be liable in any policy period. Although we base our loss estimates on independent actuarial analyses using the information we have to date, the amount of the losses could exceed our estimates. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted. In addition, our insurance coverage might not cover all claims made against us. If we are unable to maintain our current insurance coverage, if judgments are obtained in excess of the coverage we maintain, if we are required to pay uninsured punitive damages, or if the number of claims settled within the self-insured retention currently in place significantly increases, we could be exposed to substantial additional liabilities. We cannot assure you that the claims we pay under our self-insurance programs will not exceed the reserves we have set aside to pay claims. The number of claims within the self-insured retention may increase.

We are invested in a cash fund in liquidation that has been affected by turmoil in the financial and credit markets that started in the summer of 2007 in the United States. – At December 31, 2008, we reported an aggregate investment of $7,804,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") which invests principally in corporate debt, mortgage-backed securities and asset-backed securities. During December, 2007 the Fund's manager notified us that Fund cash redemptions to investors were suspended and the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders that is expected to be substantially completed in 2009. As the fund is liquidated, we expect to receive our pro rata share of the Fund in cash distributions. However, it is possible that Fund distributions may be suspended for a longer period than indicated by the Fund manager and that the Fund value may be less than the current net asset value stated by the Fund manager. Our inability to withdraw our investment in the Fund may cause us to borrow funds sooner than would otherwise be required. It is possible that future events could require us to make significant adjustments or revisions to our estimates of the Fund value.

Recent legislation and the increasing costs of being publicly owned are likely to impact our future consolidated financial position and results of operations. – In connection with the Sarbanes-Oxley Act of 2002, we are subject to rules requiring our management to report on the effectiveness of our internal control over financial reporting. If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information which could, in turn, have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant regulatory changes, including the Sarbanes-Oxley Act and rules and regulations promulgated as a result of the Sarbanes-Oxley Act, have increased, and in the future are likely to further increase, general and administrative costs. In order to comply with the Sarbanes-Oxley Act of 2002, the listing standards of the NYSE Alternext-US exchange, and rules implemented by the Securities and Exchange Commission (SEC), we have had to hire additional personnel and utilize additional outside legal, accounting and advisory services, and may continue to require such additional resources. Moreover, in the rapidly changing regulatory environment in which we now operate, there is significant uncertainty as to what will be required to comply with many of the new rules and regulations. As a result, we may be required to spend substantially more than we currently estimate, and may need to divert resources from other activities, as we develop our compliance plans.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments in our accounting policies that could affect our financial statements. – The Financial Accounting Standards Board, the SEC, or other accounting organizations or governmental entities issue new pronouncements or new interpretations of existing accounting standards that sometimes require us to change our accounting policies and procedures. Future pronouncements or interpretations could require us to change our policies or procedures and have a significant impact on our future financial statements.

By undertaking to provide management services, advisory services, and/or financial services to other entities, we become at least partially responsible for meeting the regulatory requirements of those entities. – We provide management and/or financial services to health care centers, assisting living centers and independent living centers owned by third parties. At December 31, 2008, we perform management services (which include financial services) for 26 such centers and accounting and financial services for an additional 28 such centers. Furthermore, we previously provided advisory services to NHR, prior to the merger with NHC, a publicly traded REIT and financial services to Management Advisory Source, LLC which company provides advisory services to NHI, a publicly traded REIT. The ARisk Factors" contained herein as applying to us may in many instances apply equally to these other entities for which we provide services. We have in the past and may in the future be subject to claims from the entities to which we provide management, advisory or financial services, or to the claims of third parties to those entities. Any adverse determination in any legal proceeding regarding such claims could have a material adverse effect on our business, our results of operation, our financial condition and cash flows.

We provide management services to long-term care centers under terms whereby the payments for our services are subject to subordination to other expenditures of the long-term care provider. – Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain. We may, therefore, make expenditures related to the provision of services for which we are not paid.

The cost to replace or retain qualified nurses, health care professionals and other key personnel may adversely affect our financial performance, and we may not be able to comply with certain states' staffing requirements. – We could experience significant increases in our operating costs due to shortages in qualified nurses, health care professionals and other key personnel. The market for these key personnel is highly competitive. We, like other health care providers, have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, certified nurses' aides and other important health care providers. There is currently a shortage of nurses, and trends indicate this shortage will continue or worsen in the future. The difficulty our skilled nursing facilities are experiencing in hiring and retaining qualified personnel has increased our average wage rate. We may continue to experience increases in our labor costs due to higher wages and greater benefits required to attract and retain qualified health care personnel. Our ability to control labor costs will significantly affect our future operating results.

Certain states in which we operate skilled nursing facilities have adopted minimum staffing standards and additional states may also establish similar requirements in the future. Our ability to satisfy these requirements will depend upon our ability to attract and retain qualified nurses, certified nurses' assistants and other staff. Failure to comply with these requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be adversely affected.

Although we currently have no collective bargaining agreements with unions at our facilities, there is no assurance this will continue to be the case. If any of our facilities enter into collective bargaining agreements with unions, we could experience or incur additional administrative expenses associated with union representation or our employees.

Future acquisitions may be difficult to complete, use significant resources, or be unsuccessful and could expose us to unforeseen liabilities. – We may selectively pursue acquisitions or new developments in our target markets. Acquisitions and new developments may involve significant cash expenditures, debt incurrence, capital expenditures, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and other expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions also involve numerous other risks, including difficulties integrating acquired operations, personnel and information systems, diversion of management's time from existing operations, potential losses of key employees or customers of acquired companies, assumptions of significant liabilities, exposure to unforeseen liabilities of acquired companies and increases in our indebtedness.

We cannot assure you that we will succeed in obtaining financing for any acquisitions at a reasonable cost or that any financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired facilities profitably or succeed in achieving improvements in their financial performance.

We also may face competition in acquiring any facilities. Our competitors may acquire or seek to acquire many of the facilities that would be suitable acquisition candidates for us. This could limit our ability to grow by acquisitions or increase the cost of our acquisitions.

Upkeep of healthcare properties is capital intensive, requiring us to continually direct financial resources to the maintenance and enhancement of our physical plant and equipment. – As of December 31, 2008, we leased or owned 76 skilled nursing centers, 23 assisted living centers, and seven independent living centers. Our ability to maintain and enhance our physical plant and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit a substantial portion of our free cash flow to continued investment in our physical plant and equipment. Certain of our competitors may operate centers that are not as old as our centers, or may appear more modernized than our centers, and therefore may be more attractive to prospective customers. In addition, the cost to replace our existing centers through acquisition or construction is substantially higher than the carrying value of our centers. We are undertaking a process to allocate more aggressively capital spending within our owned and leased centers in an effort to address issues that arise in connection with an aging physical plant.

If factors, including factors indicated in these "Risk Factors" and other factors beyond our control render us unable to direct the necessary financial and human resources to the maintenance, upgrade and modernization of our physical plant and equipment, our business, results of operations, financial condition and cash flow could be adversely impacted.

Provision for losses in our financial statements may not be adequate. – Loss provisions in our financial statements for self-insured programs are made on an undiscounted basis in the relevant period. These provisions are based on internal and external evaluations of the merits of individual claims, analysis of claims history and independent actuarially determined estimates. Our management reviews the methods of determining these estimates and establishing the resulting accrued liabilities frequently, with any material adjustments resulting therefrom being reflected in current earnings. Although we believe that our provisions for self-insured losses in our financial statements are adequate, the ultimate liability may be in excess of the amounts recorded. In the event the provisions for loss reflected in our financial statements are inadequate, our financial condition and results of operations may be materially affected.

Implementation of a new information technology infrastructure could cause business interruptions and negatively affect our profitability and cash flows. – We continue to refine and implement our information technology to improve customer service, enhance operating efficiencies and provide more effective management of business operations. Implementation of the new system and software and refinement of existing software carries risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of the implementation of our existing or future information technology infrastructure or are unable to obtain the projected benefits of this new infrastructure, it could adversely affect us and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to compete effectively with other health care providers, our revenues and profitability may decline. – The long-term health care services industry is highly competitive. Our skilled nursing health care centers, assisted living centers, independent living facilities, home care services and other operations compete on a local and regional basis with other nursing centers, health care providers, and senior living service providers. Some of our competitors' facilities are located in newer buildings and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Our skilled nursing facilities face competition from skilled nursing, assisted living, independent living facilities, homecare services, and other operations that provide services comparable to those offered by our skilled nursing facilities. Many competing general acute care hospitals are larger and more established than our facilities.

The long-term care industry is divided into a variety of competitive areas that market similar services. These competitors include skilled nursing, assisted living, independent living facilities, homecare services, hospice providers and other operations. Our facilities generally operate in communities that also are served by similar facilities operated by our competitors. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax exempt basis and that receive funds and charitable contributions unavailable to us. Our facilities compete based on factors such as our reputation for quality care; the commitment and expertise of our staff; the quality and comprehensiveness of our treatment programs; the physical appearance, location and condition of our facilities and to a limited extend, the charges for services. In addition, we compete with other long-term care providers for customer referrals from hospitals. As a result, a failure to compete effectively with respect to referrals may have an adverse impact on our business. Many of these competing companies have greater financial and other resources than we have. We cannot assure you that increased competition in the future will not adversely affect our financial condition and results of operations.

Possible changes in the case mix of patients as well as payor mix and payment methodologies may significantly affect our profitability. – The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of patients and the rates of reimbursement among payors. Likewise, reimbursement for therapy services will vary based upon payor and payment methodologies.

Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Private third-party payors continue to try to reduce health care costs. – Private third-party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations. These private payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk. We could be adversely affected by the continuing efforts of private third-party payors to limit the amount of reimbursement we receive for health care services. We cannot assure you that reimbursement payments under private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or methods of private or third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our net operating revenues. Finally, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

We are exposed to market risk due to the fact that outstanding debt and future borrowings are or will be subject to wide fluctuations based on changing interest rates. – Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with variable rate borrowings. We currently have a $75,000,000 revolving credit agreement. The revolving credit agreement provides for variable rates and if market interest rates rise, so will our required interest payments on any future borrowings under the revolving credit facility.

Although we currently have a modest amount of debt outstanding, we expect to borrow in the future to fund development and acquisitions. In the event we incur substantial indebtedness, this could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our financial obligations;
- increase our vulnerability to general adverse economic and industry conditions, including material adverse regulatory changes such as reductions in reimbursement;
- limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;
- require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;
- require us to pledge as collateral substantially all of our assets;
- require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;
- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;
- expose us to fluctuations in interest rates, to the extend our borrowings bear variable rates of interest;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, loan agreements governing our debt contain and may in the future contain financial and other restrictive covenants limiting our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of some or all of our debts.

We are permitted to incur substantially more debt, which could further exacerbate the risks described above. – We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our current debt do not completely prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify.

To service our current as well as anticipated indebtedness and future dividends, we will require a significant amount of cash, the availability of which depends on many factors beyond our control. – Our ability to make payments on and to refinance our indebtedness, including our present indebtedness, to fund planned capital expenditures, and to fund future dividend payments will depend on our ability to generate cash in the future. This, to a certain extend, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to meet all of our capital needs. – We cannot assure you that our business will generate cash flow from operations that anticipated revenue growth and improvement of operating efficiencies will be realized or that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or curtain discretionary capital expenditures.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

LONG-TERM HEALTH CARE CENTERS

State	City	Center Name	Affiliation	Total Beds	Joined NHC
Alabama	Anniston	NHC HealthCare, Anniston	Leased(1)	151	1973
	Moulton	NHC HealthCare, Moulton	Leased(1)	136	1973
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned(2)	135	1989
	Rossville	NHC HealthCare, Rossville	Leased(1)	112	1971
Kansas.	Chanute	Chanute HealthCare Center	Managed	77	2001
	Council Grove	Council Grove HealthCare Center	Managed	80	2001
	Haysville	Haysville HealthCare Center	Managed	119	2001
	Larned	Larned HealthCare Center	Managed	80	2001
	Sedgwick	Sedgwick HealthCare Center	Managed	62	2001
Kentucky.	Glasgow	NHC HealthCare, Glasgow	Leased(1)	194	1971
	Madisonville	NHC HealthCare, Madisonville	Leased(1)	94	1973
Massachusetts.	Greenfield	Buckley-Greenfield Health Care Center	Managed	120	1999
	Holyoke	Holyoke Health Care Center	Managed	102	1999
	Quincy	John Adams Health Care Center	Managed	71	1999
	Taunton	Longmeadow of Taunton	Managed	100	1999
Missouri	Columbia	Columbia HealthCare Center	Managed	97	2001
	Desloge	NHC HealthCare, Desloge	Leased(1)	120	1982
	Joplin	Joplin HealthCare Center	Managed	92	2001
	Joplin	NHC HealthCare, Joplin	Leased(1)	126	1982
	Kennett	NHC HealthCare, Kennett	Leased(1)	170	1982
	Macon	Macon Health Care Center	Managed	120	1982
	Osage Beach	Osage Beach Health Care Center	Managed	120	1982
	St. Charles	Charlevoix HealthCare Center	Managed	142	2001
	St. Charles	NHC HealthCare, St. Charles	Leased(1)	120	1982
	St. Louis	NHC HealthCare, Maryland Heights	Leased(1)	220	1987
	Springfield	Springfield Rehabilitation and Health Care Center	Managed	120	1982
	Town & Country	NHC HealthCare, Town & Country	Owned	200	2001
	West Plains	NHC HealthCare, West Plains	Owned(3)	120	1982
New Hampshire	Epsom	Epsom Health Care Center	Managed	108	1999
	Manchester	Maple Leaf Health Care Center	Managed	114	1999
	Manchester	Villa Crest Health Care Center	Managed	126	1999

State	City	Center Name	Affiliation	Total Beds	Joined NHC
South Carolina	Anderson	NHC HealthCare, Anderson	Leased(1)	290	1973
	Charleston	NHC HealthCare, Charleston	Owned	132	2008
	Clinton	NHC HealthCare, Clinton	Owned(3)	131	1993
	Columbia	NHC HealthCare, Parklane	Owned(3)	180	1997
	Greenwood	NHC HealthCare, Greenwood	Leased(1)	152	1973
	Greenville	NHC HealthCare, Greenville	Owned(3)	176	1992
	Laurens	NHC HealthCare, Laurens	Leased(1)	176	1973
	Lexington	NHC HealthCare, Lexington	Owned(3)	120	1994
	Mauldin	NHC HealthCare, Mauldin	Owned(3)	180	1997
	Murrells Inlet	NHC HealthCare, Garden City	Owned(3)	148	1992
	North Augusta	NHC HealthCare, North Augusta	Owned(3)	192	1991
	Sumter	NHC HealthCare, Sumter	Managed	138	1985
Tennessee	Athens	NHC HealthCare, Athens	Leased(1)	98	1971
	Chattanooga	NHC HealthCare, Chattanooga	Leased(1)	207	1971
	Columbia	Maury Regional Hospital	Managed	20	1996
	Columbia	NHC HealthCare, Columbia	Leased(1)	106	1973
	Columbia	NHC HealthCare, Hillview	Leased(1)	92	1971
	Cookeville	NHC HealthCare, Cookeville	Managed	94	1975
	Dickson	NHC HealthCare, Dickson	Leased(1)	191	1971
	Dunlap	NHC HealthCare, Sequatchie	Leased(1)	120	1976
	Farragut	NHC HealthCare, Farragut	Owned(3)	90	1998
	Franklin	NHC Place, Cool Springs	Owned	180	2004
	Franklin	NHC HealthCare, Franklin	Leased(1)	80	1979
	Hendersonville	NHC HealthCare, Hendersonville	Leased(1)	122	1987
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	160	1971
	Knoxville	NHC HealthCare, Fort Sanders	Owned(2)	172	1977
	Knoxville	Holston Health & Rehabilitation Center	Owned	109	2008
	Knoxville	NHC HealthCare, Knoxville	Leased(1)	139	1971
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Managed	96	1985
	Lawrenceburg	NHC HealthCare, Scott	Leased(1)	60	1971
	Lewisburg	NHC HealthCare, Lewisburg	Leased(1)	100	1971
	Lewisburg	NHC HealthCare, Oakwood	Leased(1)	60	1973
	McMinnville	NHC HealthCare, McMinnville	Leased(1)	150	1971
	Milan	NHC HealthCare, Milan	Leased(1)	122	1971
	Murfreesboro	AdamsPlace	Owned(3)	90	1997
	Murfreesboro	NHC HealthCare, Murfreesboro	Managed	181	1974
	Nashville	The Health Center of Richland Place	Managed	107	1992
	Nashville	McKendree Village	Managed	300	2008
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	128	1977
	Pulaski	NHC HealthCare, Pulaski	Leased(1)	102	1971
	Smithville	NHC HealthCare, Smithville	Leased(1)	114	1971
	Somerville	NHC HealthCare, Somerville	Leased(1)	72	1976
	Sparta	NHC HealthCare, Sparta	Leased(1)	120	1975
	Springfield	NHC HealthCare, Springfield	Leased(1)	107	1973
Virginia.............	Bristol	NHC HealthCare, Bristol	Leased(1)	120	1973

ASSISTED LIVING UNITS

State	City	Center	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Owned(3)	68
Arizona	Gilbert	The Place at Gilbert	Managed	50
	Glendale	The Place at Glendale	Managed	38
	Tucson	The Place at Tucson	Managed	50
	Tucson	The Place at Tanque Verde	Managed	38
Kansas.	Larned	Larned Health Care Center	Managed	19
Kentucky.	Glasgow	NHC HealthCare, Glasgow	Leased(1)	8
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased(1)	25
New Hampshire	Manchester	Villa Crest Assisted Living	Managed	29
South Carolina	Charleston	NHC Place/Charleston	Owned	60
	Conway	The Place at Conway	Managed	42
Tennessee	Dickson	NHC HealthCare, Dickson	Leased(1)	20
	Farragut	NHC Place, Farragut	Owned(3)	84
	Franklin	NHC Place, Cool Springs	Owned	46
	Gallatin	The Place at Gallatin	Managed	42
	Johnson City	NHC HealthCare, Johnson City	Leased(1)	6
	Kingsport	The Place at Kingsport	Managed	44
	Murfreesboro	AdamsPlace	Owned(3)	83
	Nashville	McKendree Manor	Managed	85
	Nashville	Richland Place	Managed	24
	Smithville	NHC HealthCare, Smithville	Leased(1)	6
	Somerville	NHC HealthCare, Somerville	Leased(1)	12
	Tullahoma	The Place at Tullahoma	Managed	42

RETIREMENT APARTMENTS

State	City	Retirement Apartments	Affiliation	Units	Est.
Kansas.	Larned	Larned HealthCare Center	Managed	10	2001
Missouri	St. Charles	Lake St. Charles Retirement Apartments	Leased(1)	155	1984
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased(1)	30	1986
	Johnson City	Colonial Hill Retirement Apartments	Leased(1)	63	1987
	Murfreesboro	AdamsPlace	Owned(3)	93	1997
	Nashville	McKendree Tower and Cottages	Managed	273	2008
	Nashville	Richland Place Retirement Apartments	Managed	137	1993

HOMECARE PROGRAMS

State	City	Homecare Programs	Affiliation	Est.
Florida	Carrabelle	NHC HomeCare of Carrabelle	Owned	1994
	Chipley	NHC HomeCare of Chipley	Owned	1994
	Crawfordville	NHC HomeCare of Crawfordville	Owned	1994
	Marianna	NHC HomeCare of Marianna	Owned	1994
	Merritt Island	NHC HomeCare of Merritt Island	Owned	1999
	Ocala	NHC HomeCare of Ocala	Owned	1996
	Panama City	NHC HomeCare of Panama City	Owned	1994
	Port St. Joe	NHC HomeCare of Port St. Joe	Owned	1994
	Quincy	NHC HomeCare of Quincy	Owned	1994
	Vero Beach	NHC HomeCare of Vero Beach	Owned	1997
South Carolina	Aiken	NHC HomeCare of Aiken	Owned	1996
	Greenville	NHC HomeCare of Greenville	Owned	2007
	Greenwood	NHC HomeCare of Greenwood	Owned	1996
	Laurens	NHC HomeCare of Laurens	Owned	1996
Tennessee	Athens	NHC HomeCare of Athens	Owned	1984
	Chattanooga	NHC HomeCare of Chattanooga	Owned	1985
	Columbia	NHC HomeCare of Columbia	Owned	1977
	Cookeville	NHC HomeCare of Cookeville	Owned	1976
	Dickson	NHC HomeCare of Dickson	Owned	1977
	Franklin	NHC HomeCare of Franklin	Owned	2007
	Johnson City	NHC HomeCare of Johnson City	Owned	1978
	Knoxville	NHC HomeCare of Knoxville	Owned	1977
	Lawrenceburg	NHC HomeCare of Lawrenceburg	Owned	1977
	Lebanon	NHC HomeCare of Lebanon	Owned	1997
	Lewisburg	NHC HomeCare of Lewisburg	Owned	1977
	McMinnville	NHC HomeCare of McMinnville	Owned	1976
	Milan	NHC HomeCare of Milan	Owned	1977
	Murfreesboro	NHC HomeCare of Murfreesboro	Owned	1976
	Pulaski	NHC HomeCare of Pulaski	Owned	1985
	Somerville	NHC HomeCare of Somerville	Owned	1983
	Sparta	NHC HomeCare of Sparta	Owned	1984
	Springfield	NHC HomeCare of Springfield	Owned	1984

(1) Leased from NHI

(2) NHC HealthCare/Fort Oglethorpe and NHC HealthCare/Fort Sanders are owned by separate limited partnerships. The Company owns approximately 80% of the partnership interest in Fort Oglethorpe and 25% of the partnership interest in Fort Sanders.

(3) Acquired upon merger of NHR and NHC.

The following table includes certain information regarding Healthcare Facilities which are owned or leased by us and leased to others:

Name of Facility	Location	No. of Beds
Long-Term Care		
The Aristocrat	Naples, FL	60
The Health Center at Coconut Creek	Coconut Creek, FL	120
The Health Center of Daytona Beach	Daytona Beach, FL	73
The Imperial Health Care Center	Naples, FL	113
The Health Center of Windermere	Orlando, FL	120
Charlotte Harbor Health Care Center	Port Charlotte, FL	180
The Health Center at Standifer Place	Chattanooga, TN	544
Assisted Living		
The Place at Vero Beach	Vero Beach, FL	120
The Place at Merritt Island	Merritt Island, FL	84
The Place at Stuart	Stuart, FL	84
Standifer Place Assisted Living	Chattanooga, TN	66

ITEM 3. LEGAL PROCEEDINGS.

GENERAL AND PROFESSIONAL LIABILITY LAWSUITS AND INSURANCE

The long term care industry has experienced significant amounts of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2008, we and/or our managed centers are currently defendants in 59 such claims covering the years 1999 through December 31, 2008. Eleven of the 59 suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. Of the 11 Florida suits, four suits relate to events before and seven suits relate to events after our cessation of business in Florida. These latter seven suits assert allegations of continued exposure even after we ceased operations.

In 2002, we established and capitalized a wholly-owned licensed liability insurance company. Thus, since 2002, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us is provided through this wholly-owned insurance company.

Our coverages for all years include primary policies and umbrella policies. In 2002, deductibles were eliminated and first dollar coverage was provided through the wholly-owned insurance company, while the excess coverage was provided by a third party insuror.

Beginning in 2003, both primary and excess professional liability insurance coverage is being provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $11.0 million in 2003, $12.0 million for years 2004-2005, $14.0 million for years 2006-2007 and $16.0 million for year 2008. Years 2003-2007 have a $7.5 million annual excess aggregate while 2008 has a $9 million excess annual aggregate.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self-insured risk with respect to general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits, and we maintain reserves for these obligations. **It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.**

GENERAL LITIGATION

There is certain additional litigation incidental to our business, none of which, in management's opinion, would be material to our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The shares of common stock of National HealthCare Corporation are listed on the NYSE Alternext-US exchange under the symbol NHC. NHC was previously listed on the American Stock Exchange until its acquisition by NYSE in October 2008. The closing price for the NHC common shares on March 4, 2009 was $40.15. On December 31, 2008, NHC had approximately 4,100 shareholders, comprised of approximately 2,400 shareholders of record and an additional 1,700 shareholders indicated by security position listings. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's common shares.

	Stock Prices		Cash Dividends
	High	Low	Declared
2007			
1st Quarter	$57.50	$50.02	$.180
2nd Quarter	57.50	49.80	.210
3rd Quarter	54.59	48.73	.210
4th Quarter	55.75	46.75	.210
2008			
1st Quarter	$51.70	45.75	$.210
2nd Quarter	53.95	45.75	.240
3rd Quarter	53.95	42.75	.240
4th Quarter	50.64	34.10	.240

There was no repurchase or publicly announced programs to repurchase our common stock in 2007 or 2008.

Although we intend to declare and pay regular quarterly cash dividends, there can be no assurance that any dividends will be declared, paid or increased in the future.

Since November 1, 2007, the shares of convertible preferred stock of NHC are listed on the NYSE Alternext-US exchange under the symbol NHC.PR.A. The following table sets out the quarterly high and low sales prices and cash dividends declared of NHC's preferred shares.

	Stock Prices		Cash Dividends
	High	**Low**	**Declared**
2007			
4th Quarter (from November 1, 2007)	$15.00	$13.00	$.1689
2008			
1st Quarter	$15.24	$13.00	$ .20
2nd Quarter	14.30	12.73	.20
3rd Quarter	14.16	12.75	.20
4th Quarter	14.00	9.00	.20

The following table sets forth information regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	992,196	$30.55	866,652
Equity compensation plans not approved by security holders	—	—	—
Total	992,196	$30.55	866,652

The following graph and chart compare the cumulative total stockholder return for the period from December 31, 2003 through December 31, 2008 on an investment of $100 in (i) NHC's common stock, (ii) the Standard&Poor's 500 Stock Index ("S&P 500 Index") and (iii) the Standard & Poor's Health Care Index ("S&P Health Care Index"). Cumulative total stockholder return assumes the reinvestment of all dividends. Stock price performances shown in the graph are not necessarily indicative of future price performances.

Comparison of Cumulative Total Return



350.00
300.00
250.00
200.00
150.00
100.00
50.00
DOLLARS

	2003	2004	2005	2006	2007	2008
NHC	$100	$180	$193	$289	$275	$275
S & P 500	$100	$111	$116	$135	$142	$90
S & P Health Care Index	$100	$102	$108	$116	$125	$96

ITEM 6. SELECTED FINANCIAL DATA.

The following table represents selected financial information for the five years ended December 31, 2008. The data for 2008, 2007 and 2006 has been derived from financial statements included elsewhere in this Form 10-K and should be read in conjunction with those financial statements, accompanying footnotes and Management's Discussion and Analysis.

	As of and for the Year Ended December 31,				
	2008	2007(1)(2)	2006(3)	2005	2004
	(in thousands, except per share data)				
Operating Data:					
Net revenues	$ 648,943	$ 598,034	$ 562,958	$542,381	$ 521,829
Total costs and expenses	595,656	525,800	508,679	495,691	481,774
Income before income taxes	53,287	72,234	54,279	46,690	40,055
Income tax provision	16,916	26,785	17,539	18,055	16,083
Net income	36,371	45,449	36,740	28,635	23,972
Dividends to preferred shareholders	8,673	1,831	—	—	—
Net income available to common shareholders	27,698	43,618	36,740	28,635	23,972
Earnings per common share:					
Basic	$ 2.16	$ 3.47	$ 2.99	$ 2.34	$ 2.05
Diluted	2.11	3.36	2.85	2.24	1.95
Cash dividends declared:					
Per preferred share	$ .80	$ .169	$ —	$ —	$ —
Per common share	.93	.810	.690	.575	.500
Balance Sheet Data:					
Total assets	$ 777,296	$ 698,408	$ 471,477	$410,625	$ 373,117
Accrued risk reserves	106,000	88,382	76,471	70,290	62,354
Long-term debt, less current portion	10,000	10,000	10,381	13,568	16,025
Debt serviced by other parties	—	—	—	—	1,494
Stockholders' equity	480,817	455,708	249,142	203,059	182,348

(1) Effective January 1, 2007, the Company adopted FASB Interpretation No. 48.

(2) On October 31, 2007, the Company completed its acquisition of NHR.

(3) Effective January 1, 2006, the Company adopted FASB Statement No. 123(revised 2004).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW—

National HealthCare Corporation, which we also refer to as NHC or the Company, is a leading provider of long-term health care services. At December 31, 2008, we operate or manage 76 long-term health care centers with 9,772 beds in 10 states and provide other services in two additional states. These operations are provided by separately funded and maintained subsidiaries. We provide long-term health care services to patients in a variety of settings including long-term nursing centers, managed care specialty units, sub-acute care units, Alzheimer's care units, hospice care, homecare programs, assisted living centers and independent living centers. In addition, we provide management and accounting services to owners of long-term health care centers.

Executive Summary

Merger of National HealthCare Corporation and National Health Realty, Inc., and Issuance of NHC Convertible Preferred Stock – On October 31, 2007, NHC completed its acquisition of National Health Realty, Inc., ("NHR") as contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), following the approval of the merger and approval of the issuance of shares of NHC Series A Convertible Preferred Stock ("NHC Preferred") by the stockholders of NHC. The acquisition has provided us with ownership of a portfolio of first class health care, retirement and assisted living centers and has enhanced our net cash flows by approximately $4,000,000 in 2008. We estimate that we experienced a reduction in 2008 earnings per share of approximately 26 cents per common share basic (9 cents per share basic in 2007) and 25 cents per common share diluted (one cent per share diluted in 2007) due to the merger. We believe, however, that the negative consequence is offset by the accretive effect that the merger has had and is expected to have in the future on NHC's free cash flow.

$75,000,000 Revolving Credit Agreement – On October 28, 2008, National HealthCare Corporation extended its Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"). Amounts outstanding under the Credit Facility bear interest at either, (i) the Eurodollar rate plus 0.375% or (ii) the prime rate.

Commitment fees are payable on the daily unused portion of the Credit Facility at a rate of five (5) basis points per annum for each day when utilization is less than $37,500,000 and two (2) basis points per annum when utilization is equal to or more than $37,500,000. The Credit Facility is available for general corporate purposes, including working capital and acquisitions. We obtained the line of credit to fund further growth strategies as opportunities arise.

Earnings – To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. Inflationary increases in our costs may cause net earnings from patient services to decline.

Development and Growth – We are undertaking to expand our long-term care operations while protecting our existing operations and markets. The following table lists our recent or expected construction and purchase activities.

Description	Beds	Location	Placed in Service (PS) or Began Construction (BC)
Purchase	200	Town & Country , MO	March 2006 – PS
Addition	30	Farragut, TN	Third Quarter 2006 – PS
Addition	60	Mauldin, SC	Third Quarter 2006 – PS
Addition	60	Columbia, SC	First Quarter 2007 – PS
Addition	60	Garden City, SC	First Quarter 2007 – PS
Addition	20	Franklin, TN	January 2008 – PS
Purchase	109	Knoxville, TN	January 2008 – PS
Addition	60	North Augusta, SC	June 2008 – PS
Purchase	132	Charleston, SC	August 2008 – PS
Purchase	60	Charleston, SC	August 2008 – PS
New Center	120	Bluffton, SC	October 2008 – BC

We expect to begin construction in 2009 of a new 92-bed facility in Hendersonville, Tennessee and a new 60-bed long-term care facility in Tullahoma, Tennessee. During 2009, we will apply for Certificates of Need for additional beds in our markets and also evaluate the feasibility of expansion into new markets by building private pay health care centers or by the purchase of existing health care centers.

In 2008, we developed an active hospice program in South Carolina independently of our partnership with Caris Healthcare. On December 15, 2008, we licensed five new hospice locations in South Carolina. One additional office is scheduled to open in the first quarter of 2009.

Accrued Risk Reserves – Our accrued professional liability reserves, workers' compensation reserves and health insurance reserves totaled $106,000,000 at December 31, 2008 and are a primary area of management focus. We have set aside restricted cash and marketable securities to fund our professional liability and workers' compensation reserves.

As to exposure for professional liability claims, we have developed for our centers performance certification criteria to measure and bring focus to the patient care issues most likely to produce professional liability exposure, including in–house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which we regularly modify and improve, have produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction. Furthermore, we are continuing efforts to identify and restructure the ownership or management of our higher risk operations and locations to eliminate NHC liability exposure.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Revenue Recognition – Third Party Payors – Approximately 61% (2008), 60% (2007), and 63% (2006) of our net revenues are derived from Medicare, Medicaid, and other government programs. Amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between our estimates of settlements and final determinations are reflected in operations in the year finalized. We have made provisions of approximately $15,594,000 for other various Medicare and Medicaid issues for current and prior year cost reports and claims reviews. Consistent with our revenue recognition policies, we will record revenues associated with the approved requests and the other various issues when the approvals, including the final cost report audits, are assured. We recorded revenues of $490,000, $2,910,000, and $3,928,000 for such settlements in 2008, 2007, and 2006, respectively.

Revenue Recognition – Private Pay – For private pay patients in skilled nursing or assisted living facilities, we bill room and board in advance for the current month with payment being due upon receipt of the statement in the month the services are performed. Charges for ancillary, pharmacy, therapy and other services to private patients are billed in the month following the performance of services; however, all billings are recognized as revenue when the services are performed.

Valuations and Impairments to our Investment in a Cash Fund in Liquidation – At December 31, 2008, we reported an aggregate investment of $7,804,000 in the Columbia Strategic Cash Portfolio Fund (the "Fund") which invests principally in corporate debt, mortgage-backed securities and asset-backed securities. On December 7, 2007 at which time our investment in the Fund totaled $39,500,000 the Fund's manager notified us that due to turmoil in credit markets in the United States (1) Fund cash redemptions to investors were suspended, (2) the Fund's valuation will be based on the market value of the underlying securities instead of amortized cost, (3) interest would continue to accrue and be paid and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders. As the Fund is being liquidated, we have and expect to continue to receive our pro rata share of the Fund in cash distributions.

According to the Fund's manager, total distributions from the Fund since December 6, 2007 through December 31, 2008 have totaled approximately 76% of original units. During that period, we have received cash distributions of $29,041,000, reported realized losses of $859,000, and reported losses to reduce the Fund balance to its net asset value of $1,796,000. During that same period, we have reported interest income from the fund of $810,000.

The Fund's valuation fluctuates based on changes in the market values of the securities held by the Fund. We will continue to evaluate our investment in the Fund for other-than-temporary impairments. It is possible that future events could require us to make significant adjustments or revisions to our estimates of the Fund value.

As to valuation methods, all Fund assets are valued each business day by a third party accounting agent under the oversight of a valuation committee within Columbia Management. Historically, a third party pricing service, or services, delivers the nightly security valuations based on widely available market data and sources to the accounting agent for the Fund.

For securities where prices from third party valuation services are not available (in less than 5% of the cases) , the Columbia Management valuation committee meets and determines a value for the security based on an evaluation of available data, portfolio manager input, trading desk input as well as any other appropriate factors. The portfolio manager of the Fund may present facts to the valuation committee but does not have a vote in this process.

The valuation committee comprises investment professionals, fixed income and equity traders, risk management professionals and accountants and is advised at each meeting by legal, compliance and internal audit professionals. Valuations used for each individual security within the Fund are reviewed every night by Columbia Management fixed income traders prior to the calculation of the Fund's NAV for that day. If the fixed income traders determine that adjustments are required, they must be verified by an independent third party or approved by the valuation committee.

Accrued Risk Reserves – We are principally self-insured for risks related to employee health insurance, workers' compensation and professional and general liability claims. Our accrued risk reserves primarily represent the accrual for self-insured risks associated with employee health insurance, workers' compensation and professional and general liability claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis.

Professional liability remains an area of particular concern to us. The entire long term care industry has seen a dramatic increase in personal injury/wrongful death claims based on alleged negligence by nursing homes and their employees in providing care to residents. As of December 31, 2008, we and/or our managed centers are defendants in 59 such claims inclusive of years 1999 through 2008. It remains possible that those pending matters plus potential unasserted claims could exceed our reserves, which could have a material adverse effect on our financial position, results of operations and cash flows. It is also possible that future events could cause us to make significant adjustments or revisions to these reserve estimates and cause our reported net income to vary significantly from period to period.

We maintain insurance coverage for incidents occurring in all provider locations owned, leased or managed by us. The coverages include both primary policies and umbrella policies.

For 2002, we maintain primary coverage through our own insurance company with excess coverage provided by a third party insurance company. For 2003-2008, we maintain both primary and excess coverage through our own insurance subsidiary. In all years, settlements, if any, in excess of available insurance policy limits and our own reserves would be expensed by us.

Revenue Recognition – Subordination of Fees and Uncertain Collections – We provide management services to certain long-term care facilities and to others we provide accounting and financial services. We generally charge 6% of net revenues for our management services and a predetermined fixed rate per bed for the accounting and financial services. Our policy is to recognize revenues associated with both management services and accounting and financial services on an accrual basis as the services are provided. However, under the terms of our management contracts, payments for our management services are subject to subordination to other expenditures of the long-term care center being managed. Furthermore, there are certain of the third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that collection is not reasonably assured and our policy is to recognize income only in the period in which the amounts are realized. We may receive payment for the unpaid and unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur. The realization of such previously unrecognized revenue could cause our reported net income to vary significantly from period to period.

We agree to subordinate our fees to the other expenses of a managed center because we believe we know how to improve the quality of patient services and finances of a long-term care center and because subordinating our fees demonstrates to the owner and employees of the managed center how confident we are of the impact we can have in making the center operations successful. We may continue to provide services to certain managed centers despite not being fully paid currently so that we may be able to collect unpaid fees in the future from improved operating results and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. Also, we may benefit from providing other ancillary services to the managed center. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investment activities of the centers are sufficient to pay the fees. There can be no assurance that such future cash flows will occur.

See Notes 3, 4 and 5 to the Consolidated Financial Statements regarding our relationships with National, NHI and centers previously owned by NHI and the recognition of management fees from long-term care centers owned by these parties.

Certain of our accounts receivable from private paying patients and certain of our notes receivable are subject to credit losses. We have attempted to reserve for expected accounts receivable credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate.

We continually monitor and evaluate the carrying amount of our notes receivable in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15." It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of the receivables changes over time. We continually review and refine our estimation process to make it as reactive to these changes as possible. However, we cannot guarantee that we will be able to accurately estimate credit losses on these balances. It is possible that future events could cause us to make significant adjustments or revisions to these estimates and cause our reported net income to vary significantly from period to period.

Potential Recognition of Deferred Income – During 1988, we sold the assets of eight long-term health care centers to National Health Corporation ("National"), our administrative general partner at the time of the sale. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December, 2007 with the collection of the $10,000,000 note from National. $3,745,000 of the deferred gain has been amortized into income on a straight-line basis over the 20-year management contract period (through December 31, 2007). Additional deferred income of $2,000,000 will be recognized when the Company no longer has an obligation to advance the $2,000,000 working capital loan which obligation was extended until January 20, 2018 with the extension of the management agreement with National to that date.

Guarantees – At December 31, 2008, no agreements to guarantee the debt of other parties are outstanding.

Uncertain Tax Positions – NHC continually evaluates for uncertain tax positions. These uncertain positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for our uncertain tax positions including related penalties and interest. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with limited need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which contain accounting policies and other disclosures required by generally accepted accounting principles.

Results of Operations

The following table and discussion sets forth items from the consolidated statements of income as a percentage of net revenues for the audited years ended December 31, 2008, 2007 and 2006.

Percentage of Net Revenues

Year Ended December 31,	2008	2007	2006
Revenues:			
Net patient revenues	89.8%	90.3%	89.1%
Other revenues	10.2	9.7	10.9
Net Revenues	100.0	100.0	100.0
Costs and Expenses:			
Salaries, wages and benefits	53.6	54.6	53.8
Other operating	29.4	29.4	28.0
Recovery of notes receivable	—	(2.3)	(1.3)
Recognition of deferred gain – National	—	(1.7)	—
Gain on sale of assets	—	(1.8)	—
Rent	4.9	6.7	7.2
Depreciation and amortization	3.8	2.8	2.5
Interest	.1	.2	.2
Total costs and expenses	91.8	87.9	90.4
Income before income taxes	8.2	12.1	9.6
Income tax provision	(2.6)	(4.5)	(3.1)
Net Income	5.6	7.6	6.5
Dividends to preferred shareholders	(1.3)	(.3)	—
Net income available to common shareholders	4.3	7.3	6.5

The following table sets forth the increase in certain items from the consolidated statements of income as compared to the prior period.

Period to Period Increase (Decrease)

	2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)	Amount	Percent	Amount	Percent
Revenues:				
Net patient revenues	$ 43,296	8.0	$ 38,053	7.6
Other revenues	7,613	13.1	(2,977)	(4.9)
Net revenues	50,909	8.5	35,076	6.2
Costs and Expenses:				
Salaries, wages and benefits	21,489	6.6	23,583	7.8
Other operating	14,929	8.5	17,985	11.4
Write-off (recovery) of notes receivable	13,571	100.0	(6,262)	(85.7)
Recognition of deferred gain – National	10,000	100.0	(10,000)	(100.0)
Gain on sale of assets	11,108	100.0	(11,108)	(100.0)
Rent	(8,752)	(21.8)	(105)	(.3)
Depreciation and amortization	7,810	45.9	2,836	20.0
Interest	(299)	(25.5)	192	19.6
Total costs and expenses	69,856	13.3	17,121	3.4
Income Before Income Taxes	(18,947)	(26.2)	17,955	33.1
Income Tax Provision	9,869	36.8	(9,246)	(52.7)
Net Income	(9,078)	(20.0)	8,709	23.7
Dividends paid to preferred shareholders	(6,842)	(373.7)	(1,831)	(100.0)
Net income available to common shareholders	$(15,920)	(36.5)	$ 6,878	18.7

Our long-term health care services, including therapy and pharmacy services, provided 91.4%, 91.8% and 91.0% of net patient revenues in 2008, 2007, and 2006, respectively. Homecare programs provided 8.6%, 8.2%, and 9.0% of net patient revenues in 2008, 2007, and 2006, respectively.

The overall average census in owned and leased health care centers for 2008 was 92.5% compared to 92.5% in 2007 and 93.6% in 2006.

Approximately 61% (2008), 60% (2007) and 63% (2006) of our net patient revenues are derived from Medicare, Medicaid, and other government programs. As discussed above in the Application of Critical Accounting Policies section, amounts earned under these programs are subject to review by the Medicare and Medicaid intermediaries. See Application of Critical Accounting Policies for discussion of the effects that this revenue concentration and the uncertainties related to such revenues have on our revenue recognition policies.

Government Program Financial Changes

Cost containment will continue to be a priority for Federal and State governments for health care services, including the types of services we provide. Government reimbursement programs such as Medicare and Medicaid prescribe, by law, the billing methods and amounts that health care providers may charge and be reimbursed to care for patients covered by these programs. Congress has passed a number of laws that have effected major changes in the Medicare and Medicaid programs. The Balanced Budget Act of 1997 sought to achieve a balanced federal budget by, among other things, reducing federal spending on Medicare and Medicaid to various providers. In February 2006, Congress enacted the Deficit Reduction Act, or DRA, which reduced net Medicare and Medicaid spending, and in December 2006, Congress passed the Tax Relief and Health Care Act of 2006, which also affects payments under the Medicare and Medicaid programs. In the Tax Relief and Health Care Act of 2006, Congress reduced the limit on Medicaid provider taxes for the period January 1, 2008 through September 30, 2011 from the 6 percent set by CMS regulations to a 5.5 percent limit set by statute.

Medicare—

Effective October 1, 2008, our PPS rates were increased by 3.4% due to an inflation update. Our annual 2008 Medicare revenues increased by 6.5% over our annual 2007 Medicare revenues. The inflation update (or market basket increase) was 3.1% in 2006 and 3.3% in 2007.

Overall our average Medicare per diem increased 1.8% in 2008 compared to 2007. No assurances can be given as to whether Congress will increase or decrease reimbursement in the future, the timing of any action or the form of relief, if any, that may be enacted.

Medicaid—

Tennessee annual Medicaid rate increases were implemented effective July 1, 2008. We estimate that the resulting increase in revenue was approximately $514,000 per quarter.

Missouri Medicaid funded a global rate increase for all providers of $6.00 per day effective after July 1, 2008. The quarterly effect of these rate increases was approximately $330,000 in 2008.

Overall our average Medicaid per diem increased 3.23% in 2008 compared to 2007. We face challenges with respect to states' Medicaid payments, because many currently do not cover the total costs incurred in providing care to those patients. States will continue to control Medicaid expenditures but also look for adequate funding sources, including provider assessments. The DRA includes several provisions designed to reduce Medicaid spending. These provisions include, among others, provisions strengthening the Medicaid asset transfer restrictions for persons seeking to qualify for Medicaid long-term care coverage, which could, due to the timing of the penalty period, increase facilities' exposure to uncompensated care. Other provisions could increase state funding for home and community-based services, potentially having an impact on funding for nursing facilities. There is no assurance that the funding for our services will increase or decrease in the future.

2008 Compared to 2007

Results for 2008 compared to 2007 include an 8.5% increase in net revenues and a 41.9% increase in net income before income taxes after removing the recovery of notes receivable previously written off ($13,571,000), the recognition of deferred gain ($10,000,000) and the gain on sale of assets ($11,108,000), all occurring in the 2007 period.

Net patient revenues increased $43,296,000 or 8.0% compared to the same period last year. Medicare, Medicaid and private pay per diem rates increased 1.8%, 3.2% and 6.2%, respectively, in 2008 compared to 2007. Additionally, the January 2, 2008 acquisition of a 109-bed skilled nursing and rehabilitation facility located in Knoxville, Tennessee, the June 2008 completion of a 60-bed addition to our existing North Augusta, South Carolina facility, and the acquisition of a 132-bed skilled nursing and rehabilitation facility and a 60-bed assisted living facility located in Charleston, South Carolina added approximately $11,952,000 to net patient revenue.

Other revenues this year increased $7,613,000 or 13.1% to $65,889,000. Other revenues in 2008 include management and accounting service fees of $18,496,000 ($16,799,000 in 2007) and insurance services revenue of $16,690,000 ($15,914,000 in 2007). Other revenues also included an increase of $1,626,000 in the amount of our equity in earnings of our unconsolidated investment (Caris HealthCare, L.P.) Rental income increased $9,195,000 in 2008 compared to 2007. The increase in rental income is due primarily to (1) rental revenues from nine Florida facilities received in the October 31, 2007 merger with NHR ($6,392,000) and (2) rental revenues from the November 1, 2007 purchase of the real estate of a 544-bed long-term care center and 66 unit assisted living center located in Chattanooga, Tennessee ($2,000,000). NHC provided management, accounting and financial services for 28 facilities in both 2008 and 2007. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* for a discussion of the factors that may cause management fee revenues to fluctuate from period to period.

Increases in other revenues were offset in part due to decreases in interest revenue ($4,455,000) and dividends and other realized gains on securities ($427,000) and advisory fees from NHR ($417,000). Interest revenue decreased in 2008 compared to 2007 due primarily to decreased investments caused by the expenditure by NHC of approximately $89,600,000 in cash to complete the merger with NHR effective October 31, 2007. Further, interest income decreased in 2008 compared to 2007 due to the collection of notes receivable of $13,571,000 occurring in the second quarter ($6,195,000) and fourth quarter ($7,376,000) of 2007. The advisory fee income from NHR was terminated with completion of the NHC merger with NHC on October 31, 2007.

Total costs and expenses for 2008 increased $69,856,000 or 13.3% to $595,656,000 from $525,800,000 in 2007. Salaries, wages and benefits, the largest operating costs of this service company, increased $21,489,000 or 6.6% to $347,934,000 from $326,445,000. Other operating expenses increased $14,929,000 or 8.5% to $190,578,000 for 2008 compared to $175,649,000 in 2007. Rent expense decreased $8,752,000 or 21.8% to $31,453,000 due primarily to reduction in rent expense due to the October 31, 2007 merger with NHR. Depreciation and amortization increased 45.9% to $24,818,000. Interest costs decreased 25.5% to $873,000.

Costs and expenses in 2007 included $13,571,000 from the recovery of notes receivable which had previously been written off, $10,000,000 for the recognition of a previously deferred gain, and $11,108,000 on the sale of land.

Increases in salaries, wages and benefits are due to increased staffing due to the acquisition of two long-term health care facilities (241 long-term beds) and a 60-bed assisted living facility and due to the completion of construction of a 60-bed addition to an existing facility ($7,281,000), increased costs for therapist services ($4,211,000), increases in the provision for workers' compensation and health insurance claims ($983,000) and inflationary wage increases. Increases in other operating costs are due to the bed additions mentioned above ($5,856,000) and inflationary increases offset in part due to decreases in workers compensation ($907,000).

Rent expense in the 2008 period declined by approximately $8,752,000 compared to the same period last year because NHC is no longer paying rent to NHR after the October 31, 2007 merger between the two companies. This decline in rent expense is offset in part due to increased percentage rent to NHI ($530,000). Percentage rent to NHI is equal to 4% of the increase in facility revenues over the 2007 base year revenues.

Depreciation expense increased primarily due to the acquisition of depreciable assets in the last year. The merger with NHR completed on October 31, 2007 added depreciable real property of $247,649,000 and the net increase in depreciation in the twelve months ended December 31, 2008 was $7,810,000.

The decrease in interest costs is primarily due to recording capitalized interest for construction projects financed internally of approximately $150,000 in the current period compared to $26,000 in the period ended December 31, 2007. Furthermore, the weighted average interest rate for our debt decreased to 1.1% in 2008 from 7.5% in 2007 due to new financing.

The income tax provision for 2008 is $16,916,000 (an effective tax rate of 31.7%). The income tax provision and effective tax rate for 2008 were favorably impacted by statute of limitations expirations of $4,086,000 composed of $2,067,000 tax and $904,000 interest and penalties on permanent differences, and $1,115,000 interest and penalties on temporary differences under FIN 48, or 6.7% of income before taxes in 2008. The income tax provision for 2007 is $26,785,000 (an effective tax rate of 37.1%). The income tax provision and effective tax rate for 2007 were impacted by statute of limitations expirations of $1,504,000 (including $499,000 of interest and penalties) under FIN 48, or 2.1% of income before taxes in 2007.

The effective tax rate for 2009 is expected to be in the range of 35% to 40%.

2007 Compared to 2006

Results for 2007 compared to 2006 include a 6.2% increase in net revenues and a 33.1% increase in net income before income taxes after excluding the consideration of the effect of the recovery of a note receivable previously written off.

Net patient revenues increased $38,053,000 or 7.6% compared to the same period last year due to government and program and private pay rate increases and bed additions. Medicaid rate changes that became effective July 1, 2007 increased our revenues by approximately $1,702,000. Additionally, the March 2006 acquisition of our 200 bed long-term care facility located in Town and Country, Missouri added approximately $2,627,000 to net patient revenue.

Other revenues this year decreased $2,977,000 or 4.9% to $58,276,000. Other revenues in 2007 include management and accounting service fees of $16,799,000 ($16,420,000 in 2006) and insurance services revenue of $15,914,000 ($18,814,000 in 2006). The decrease in other revenue was offset in part due to an increase of $1,713,000 in the amount of our equity in earnings of our unconsolidated investment (Caris HealthCare, L.P.) Rental income increased $1,459,000 in 2007 compared to 2006, which increase includes $1,112,000 of rent on properties acquired from NHR. During 2007, NHC provided management, accounting and financial services for 28 facilities as compared to 32 facilities during 2006. See Application of Critical Accounting Policies, *Revenue Recognition - Subordination of Fees and Uncertain Collections* above.

The decrease in insurance service revenues is due to a decline of approximately 15.4% in the number of centers covered and decreased premiums for professional liability insurance and decreased premiums for workers' compensation insurance from our wholly-owned insurance subsidiaries. The premiums charged are based on factors considering actuarially determined estimates of potential liability.

Total costs and expenses for 2007 increased $17,121,000 or 3.4% to $525,800,000 from $508,679,000 in 2006. Salaries, wages and benefits, the largest operating costs of this service company, increased $23,583,000 or 7.8% to $326,445,000 from $302,862,000. Other operating expenses increased $17,985,000 or 11.4% to $175,649,000 for 2007 compared to $157,664,000 in 2006. Rent expense decreased $105,000 or .3% to $40,205,000 due to decreased rates and due to reduction in rent expense in November and December due to the October 31, 2007 merger with NHR. Depreciation and amortization increased 20.0% to $17,008,000. Interest costs increased 19.6% to $1,172,000.

Increases in salaries, wages and benefits are due in part to increased numbers of employees due to newly opened long-term care bed additions or facilities (approximately $6,532,000 of increase) and to inflationary wage increases.

Increases in other operating costs and expenses are due in part to the acquisition of a 200 bed long-term care center, newly opened additions (approximately $7,322,000 of increase) and from inflationary increases. Other operating costs and expenses include professional liability insurance and workers' compensation insurance expense.

Costs and expenses for 2007 include a $7,376,000 recovery of a note receivable from a health care center we provided management and accounting services for in Chattanooga, Tennessee which had been previously written off. In addition, cost and expenses included $6,195,000 which had been previously written off. We had a participation in a note receivable that was repaid by the other party in the participation agreement. We continue to monitor closely our other notes receivable from centers to which we provide management or accounting services.

Costs and expenses for 2007 also include a gain on the sale of assets in the amount of $11,108,000 and recognition of deferred gain in the amount of $10,000,000. In the third quarter of 2007, we recognized a gain of approximately $10,785,000 on the sale of undeveloped land located in Charleston, South Carolina and a gain of approximately $323,000 on the sale of land in McMinnville, Tennessee. In addition, a $10,000,000 deferred gain was recognized as income in December, 2007 with the collection of a $10,000,000 note receivable from National (See Note 4).

The increase in depreciation expense is due primarily to recording depreciation of approximately $1,211,000 on assets we acquired in the merger with NHR.

The increase in interest costs is primarily due to recording capitalized interest for construction projects financed internally of approximately $26,000 in the current period compared to $370,000 in the period ended December 31, 2006. Additionally, as a result of the merger with NHR, effective November 1, 2007, we assumed a note payable in the amount of $7,050,000 with a 6.2% interest rate at December 31, 2007. The weighted average interest rate for our debt decreased to 7.5% in 2007 from 8.0% in 2006.

The income tax provision for 2007 is $26,785,000 (an effective tax rate of 37.1%). The income tax provision and effective tax rate for 2007 were impacted by statute of limitations expirations of $1,504,000 (including $499,000 of interest and penalties) under FIN 48, or 2.1% of income before taxes in 2007.

The income tax provision for 2006 was $17,539,000 (an effective tax rate of 32.3%). The income tax provision and effective tax rate for 2006 were impacted by a one-time benefit of $4,205,000 (7.8% of income before taxes in 2006) from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken on our tax returns.

Liquidity, Capital Resources and Financial Condition—

Sources and Uses of Funds – Our primary sources of cash include revenues from the healthcare and senior living facilities we operate, insurance services, management services and accounting services. Our primary uses of cash include salaries, wages and other operating costs of our home office and the facilities we operate, the cost of additions to and acquisitions of real property, rent expenses, debt service payments (including principal and interest) and dividend distributions. These sources and uses of cash are reflected in our Consolidated Statements of Cash Flows and are discussed in further detail below. The following is a summary of our sources and uses of cash flows (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	12/31/06	12/31/07	$	%	12/31/08	$	%	$	%
Cash and Cash equivalents at beginning of period....	$ 60,870	$ 50,678	$(10,192)	(17)%	$ 2,379	$ (48,299)	(95)%	(58,491)	(96)%
Cash provided from (used in) operating activities	35,729	47,824	12,095	34%	56,881	9,057	19%	21,152	59%
Cash provided from (used in) investing activities	(42,273)	(120,838)	(78,565)	(186)%	(11,117)	109,721	91%	31,156	74%
Cash provided from (used in) financing activities	(3,648)	24,715	28,363	777%	890	(23,825)	(96)%	4,538	124%
Cash and cash equivalents at end of period	$ 50,678	$ 2,379	$(48,299)	(95)%	$ 49,033	$ 46,654	1,961%	(1,645)	(3)%

Operating Activities – Net cash provided by operating activities for the year ended December 31, 2008, was $56,881,000 as compared to $47,824,000 for 2007 and $35,729,000 in 2006. Cash provided by operating activities for the current year benefited from increases in various accrued current liabilities including accrued risk reserves, amounts due third party payors which are payables to Medicare and Medicaid intermediaries, and accrued payroll. The increases were offset by increases in accounts receivable and increases in restricted cash. Increases in restricted cash totaled $17,169,000 compared to an increase of $6,268,000 in the prior year. The increase in accounts receivable is due to increases in revenues and timing differences.

The increase in restricted cash is due primarily to the cash reserved for our accrued risk reserves, including professional liability claims, workers' compensation claims and health insurance claims, net of cash paid out for those claims.

The increase in other current liabilities and accrued risks reserves accounted for $13,907,000 in 2008, $13,753,000 in 2007 and $5,054,000 in 2006 of the cash provided by operating activities. If the risks materialize as expected, which may not be finally known for several years, they will require the use of our restricted cash.

Investing Activities – Cash used in investing activities totaled $11,117,000 for the year ended December 31, 2008, as compared to $120,838,000 used in investing activities for the year ended December 31, 2007 and $42,273,000 in 2006. Cash used for property and equipment additions was $42,660,000 for the year ended December 31, 2008 and $19,157,000 in the comparable period in 2007. Investments in notes receivable totaled $5,914,000 in 2008 compared to $3,903,000 in 2007. Cash provided by net collections of notes receivable was $4,902,000 in 2008 compared to net collections in notes receivable in 2007 of $17,472,000. Cash provided by the sale of marketable securities totaled $225 in 2008 compared to $5,236,000 in 2007 and collections of our investment in the cash fund in liquidation balance totaled $25,528,000 cash provided in 2008 compared to $35,987,000 cash used in 2007.

Construction costs included in additions to property and equipment includes $3,810,000 to complete construction of a 60 bed additions to existing facilities located in North Augusta, South Carolina and $13,250,000 for the acquisition of a 132-bed long-term health care facility and a 60-bed assisted living facility located in Charleston, South Carolina. The remaining $25,600,000 of additions to property and equipment were for capital improvements at our 48 leased or owned centers. The majority of the investments in notes receivable was a working capital loan to a leased facility.

Financing Activities – Net cash provided by financing activities totaled $890,000 for the year ended December 31, 2008 compared to cash used in financing activities of $24,715,000 in 2007 and $3,648,000 in 2006. Payments on debt were $7,433,000 in 2008 compared to $2,690,000 in 2007. Dividends paid to common shareholders for the year were $11,543,000 compared to $9,769,000 in 2007. Dividends paid to preferred shareholders were $8,336,000 in 2008 compared to $-0- in 2007. Proceeds from the issuance of common stock, primarily from the exercise of stock options, total $6,663,000 compared to $5,977,000 in the prior period. Tax benefits from the exercise of stock options provided cash of $1,549,000 in 2008 and $1,177,000 in 2007. In 2008, $50,500,000 cash was provided by borrowing against our revolving credit facility compared to no borrowings in 2007. The 2008 borrowing was used to repay restricted cash, used to fund the acquisition of NHR in 2007 and to fund 2008 acquisitions and improvements. In 2008, $30,000,000 cash was used to repay restricted cash which had been used in 2007 to fund the acquisition of NHR.

Investment in Cash Fund in Liquidation – We have invested in the Columbia Strategic Cash Portfolio Fund (the "Fund") for a number of years and prior to December 7, 2007, we had considered the investment to be a cash equivalent because the funds were immediately available for distribution. On December 7, 2007, the Fund's manager notified us that (1) cash redemptions were suspended; (2) the Fund's valuation will be based on the market value of the underlying securities, whereas historically the Fund's valuation was based on amortized cost; (3) interest would continue to accrue; and (4) the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the fund holders.

Our investment in the Fund totaled $35,900,000 on December 7, 2007. Since that date, we have received cash distributions of $29,041,000, reported realized losses of $859,000, and reported losses to reduce the Fund balance to its net asset value of $1,796,000. Our investment in the Fund totaled $7,804,000 at December 31, 2008.

Since the December 7, 2007 notice from the Fund's manager, we have not considered our investment in the Fund to be a cash equivalent due to the suspension of Fund redemptions. As the Fund is liquidated, we receive our pro rata share of the Fund in cash distributions. We report the cash distributions received as cash flows from investing activities in our Consolidated Statements of Cash Flows.

The Fund's valuation fluctuates based on changes in the market values of the securities held by the Fund. It is possible that future events could require us to make significant adjustments or revisions to our estimates of the Fund value. Because the Fund is invested in financial instruments with exposure to the current turmoil in the credit markets in the United States, we consider the write-down amounts to be other-than-temporary impairments. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and additional impairments may occur. Management does not expect that the current illiquidity of the Fund will prevent us from meeting our obligations as they come due or from making new investments when and as opportunities arise.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to December 31, 2008 are as follows (in 000's):

	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt principal	$ 60,502	$50,502	$ —	$ —	$ 10,000
Long-term debt – interest	2,837	626	553	553	1,105
Obligations to complete construction	16,530	16,530	—	—	—
Operating leases	428,596	28,948	62,648	67,400	269,600
Total Contractual Cash Obligations	$508,465	$96,606	$63,201	$ 67,953	$280,705

NHC has entered into an agreement to complete construction of a 120-bed long-term health care center located in Bluffton, South Carolina. At December 31, 2008, we are obligated on construction contracts in the amount of approximately $16,530,000.

Income taxes payable for uncertain tax positions under FIN 48 of $3,733,000, attributable to permanent differences, at December 31, 2008 has not been included in the above table because of the inability to estimate the period in which it is expected to occur. See Note 12 of the Consolidated Financial Statements for a discussion on income taxes.

Our current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity are expected to be adequate to meet these contractual obligations and to finance our operating requirements, growth and development plans.

We started paying quarterly dividends (which are cumulative) in the second quarter of 2004 and anticipate the continuation of dividend payments as approved quarterly by the Board of Directors.

At December 31, 2008, we have no guaranteed debt obligations. All prior guaranteed debt obligations have been repaid by the direct obligor on the debt.

We have no outstanding letters of credit. We may or may not in the future elect to use financial derivative instruments to hedge interest rate exposure in the future. At December 31, 2008, we did not participate in any such financial investments.

New Accounting Pronouncements—

See Note 1 to the Consolidated Financial Statements for the impact of new accounting standards.

Impact of Inflation—

Inflation has remained relatively low during the past three years. However, rates paid under the Medicare and Medicaid programs do not necessarily reflect all inflationary changes and are subject to cuts unrelated to inflationary costs. Therefore, there can be no assurance that future rate increases will be sufficient to offset future inflation increases in our labor and other health care service costs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased. As a result of the short-term nature of our cash instruments, a hypothetical 10% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

Approximately $13.1 million of our notes receivable bear interest at fixed interest rates. As the interest rates on these notes receivable are fixed, a hypothetical 10% change in interest rates would have no impact on our future earnings and cash flows related to these instruments.

Approximately $10.4 million of our notes receivable bear interest at variable rates (generally at the prime rate plus 2%). Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest income of approximately $57,000.

As of December 31, 2008, none of our current or long-term debt bears interest at fixed interest rates. All of our debt ($60.5 million at December 31, 2008) bears interest at variable rates. Because the interest rates of these instruments are variable, a hypothetical 10% change in interest rates would result in a related increase or decrease in interest expense of approximately $69,000.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to strict approvals by our senior officers.

EQUITY PRICE RISK

We consider the majority of our investments in marketable securities as available for sale securities and unrealized gains and losses that are not considered to be other-than-temporary are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The investments in marketable securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. Hypothetically, a 10% increase in quoted market prices would result in a related 10% increase in the fair value of our investments in marketable securities of $5,622,000 and a 10% reduction in quoted market prices would result in a related 10% decrease in the fair value of our investments in marketable securities of approximately $5,622,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited the accompanying consolidated balance sheets of National HealthCare Corporation as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National HealthCare Corporation at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 12 of the consolidated financial statements, effective January 1, 2007, the Company changed its method for accounting for uncertain income tax positions due to the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National HealthCare Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2009, expressed an unqualified opinion thereon.

BDO Seidman, LLP

Nashville, Tennessee
March 5, 2009

NATIONAL HEALTHCARE CORPORATION

Consolidated Statement of Income

(in thousands, except share and per share amounts)

Years Ended December 31	2008	2007	2006
Revenues:			
Net patient revenues	$ 583,054	$ 539,758	$ 501,705
Other revenues	65,889	58,276	61,253
Net revenues	648,943	598,034	562,958
Costs and Expenses:			
Salaries, wages and benefits	347,934	326,445	302,862
Other operating	190,578	175,649	157,664
Recovery of notes receivable	—	(13,571)	(7,309)
Recognition of deferred gain	—	(10,000)	—
Gain on sale of assets	—	(11,108)	—
Rent	31,453	40,205	40,310
Depreciation and amortization	24,818	17,008	14,172
Interest	873	1,172	980
Total costs and expenses	595,656	525,800	508,679
Income Before Income Taxes	53,287	72,234	54,279
Income Tax Provision	16,916	26,785	17,539
Net Income	36,371	45,449	36,740
Dividends to Preferred Shareholders	(8,673)	(1,831)	—
Net income available to common shareholders	$ 27,698	$ 43,618	$ 36,740
Earnings Per Common Share:			
Basic	$ 2.16	$ 3.47	$ 2.99
Diluted	$ 2.11	$ 3.36	$ 2.85
Weighted Average Common Shares Outstanding:			
Basic	12,834,630	12,562,347	12,294,730
Diluted	13,133,419	12,993,930	12,886,171

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 49,033	$ 2,379
Restricted cash	119,407	72,238
Marketable securities	54,682	56,322
Restricted marketable securities	1,537	1,348
Investment in cash fund in liquidation	7,804	35,492
Accounts receivable, less allowance for doubtful accounts of $5,017 and $4,381, respectively	70,728	68,213
Notes receivable	189	189
Inventories	7,142	6,654
Prepaid expenses and other assets	1,246	1,786
Deferred income taxes	984	—
Total current assets	312,752	244,621
Property and Equipment:		
Property and equipment, at cost	571,960	521,376
Accumulated depreciation and amortization	(158,478)	(135,696)
Net property and equipment	413,482	385,680
Other Assets:		
Deposits	529	88
Deposits reserved for land acquisition	—	12,361
Goodwill	3,033	3,033
Notes receivable	20,389	18,392
Notes receivable from National	2,918	3,903
Deferred income taxes	13,672	21,303
Investments in limited liability companies and other	10,521	9,027
Total other assets	51,062	68,107
Total assets	$ 777,296	$ 698,408

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

December 31	2008	2007
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 50,502	$ 7,435
Trade accounts payable	13,809	13,418
Accrued payroll	48,480	46,792
Amounts due to third party payors	15,594	12,339
Accrued risk reserves	106,000	88,382
Deferred income taxes	—	3,797
Other current liabilities	12,139	12,110
Dividends payable	5,291	4,506
Accrued interest	104	46
Total current liabilities	251,919	188,825
Long-Term Debt, less Current Portion	10,000	10,000
Other Noncurrent Liabilities	15,807	23,790
Deferred Lease Credits	3,635	4,847
Deferred Revenue	15,118	15,238
Commitments, Contingencies and Guarantees		
Stockholders' Equity:		
Series A Convertible Preferred Stock; $.01 par value; 25,000,000 shares authorized; 10,841,062 shares issued and outstanding; stated at liquidation value of $15.75 per share	170,555	170,555
Common stock, $.01 par value; 30,000,000 shares authorized; 13,031,696 and 12,757,907 shares, respectively, issued and outstanding	130	127
Capital in excess of par value	113,580	103,221
Retained earnings	179,710	164,003
Unrealized gains on marketable securities, net of taxes	16,842	17,802
Total stockholders' equity	480,817	455,708
Total liabilities and stockholders' equity	$ 777,296	$ 698,408

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	2008	2007	2006
Cash Flows From Operating Activities:			
Net income	$ 36,371	$ 45,449	$ 36,740
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	24,818	16,976	14,130
Write-off (recovery) of notes receivable	—	(7,376)	—
Provision for doubtful accounts receivable	2,464	2,764	27
Realized loss (gain) on sale of marketable securities, including other-than-temporary charges	2,160	760	(1,457)
Gain on sale of South Carolina land	—	(10,967)	—
Amortization of intangibles and deferred charges	—	32	42
Amortization of deferred income	(322)	(10,472)	(1,459)
Equity in earnings of unconsolidated investments	(7,556)	(5,951)	(4,300)
Deferred income taxes	(4,489)	10,693	(1,720)
Stock-based compensation	2,150	2,318	2,309
Changes in operating assets and liabilities:			
Increase in restricted cash	(17,169)	(6,268)	(8,199)
Accounts (and other) receivables	(4,979)	(5,314)	(12,479)
Inventories	(488)	(103)	(754)
Prepaid expenses and other assets	681	12	(427)
Trade accounts payable	391	122	1,392
Accrued payroll	1,688	1,945	1,811
Amounts due to third party payors	3,255	559	6,965
Accrued interest	58	(12)	(259)
Other current liabilities and accrued risk reserves	17,647	13,753	5,054
Entrance fee deposits	201	(52)	730
Other noncurrent liabilities	—	(1,044)	(2,417)
Net cash provided by operating activities	56,881	47,824	35,729
Cash Flows From Investing Activities:			
Additions to and acquisitions of property and equipment	(42,660)	(19,157)	(37,401)
Disposals of property and equipment	248	346	2,795
Acquisition of NHR, net of cash acquired	—	(91,070)	—
Decrease in deposits for land acquisition	941	—	—
Investments in notes receivable	(5,914)	(3,903)	(5,858)
Collections of notes receivable	4,902	17,472	1,186
Cash acquired in purchase of facility	—	3,704	—
Purchase of marketable securities	(377)	—	(50,137)
Changes in cash fund in liquidation	25,528	(35,987)	—
Sale of marketable securities	225	5,236	46,892
Distributions from unconsolidated investments	5,990	2,521	250
Net cash used in investing activities	(11,117)	(120,838)	(42,273)
Cash Flows From Financing Activities:			
Proceeds from debt	50,500	—	—
Payments on debt	(7,433)	(2,690)	(2,451)
Increase (decrease) in minority interests in consolidated subsidiaries	(69)	7	(57)
Tax benefit from exercise of stock options	1,549	1,177	1,343
Dividends paid to preferred shareholders	(8,336)	—	—
Dividends paid to common shareholders	(11,543)	(9,769)	(8,109)
Restricted cash to fund (repay) the acquisition of NHR	(30,000)	30,000	—
Issuance of common shares	6,663	5,977	5,670
(Increase) decrease in bond reserve funds, mortgage replacement reserves and other deposits	(441)	13	(44)
Net cash provided by (used in) financing activities	890	24,715	(3,648)
Net Increase (Decrease) in Cash and Cash Equivalents	46,654	(48,299)	(10,192)
Cash and Cash Equivalents, Beginning of Period	2,379	50,678	60,870
Cash and Cash Equivalents, End of Period	$ 49,033	$ 2,379	$ 50,678

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Cash Flows

(continued)

Year Ended December 31	2008	2007	2006
(in thousands)			
Supplemental Information:			
Cash payments for interest	$ 965	$ 800	$ 1,239
Cash payments for income taxes	15,488	19,629	22,894
Effective January 7, 2008, cash proceeds that were being held by a facilitator pending the completion of an IRC §1031 exchange were disbursed to acquire property and equipment			
Acquisition of property and equipment	$(11,420)	$ —	$ —
Deposits reserved for land acquisition	11,420	—	—
During 2006, NHC was released from its liability on debt related to debt service rent payable to NHI			
Long-term debt	$ —	$ —	$ (930)
Deferred lease credit	—	—	930
During 2006, NHC obtained an additional 25.9% interest in a partnership in a noncash transaction involving the exchange of property. Financial statements of the partnership are consolidated in our consolidated financial statements.			
Minority interest	$ —	$ —	$ 1,407
Property	—	—	(1,407)
Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina. The proceeds are being held by a facilitator pending completion of an IRS §1031 exchange			
Gain on sale of land	$ —	$ 10,967	$ —
Land	—	1,394	—
Deposits reserved for land acquisition	—	(12,361)	—
Effective November 1, 2007, NHC acquired the assets and assumed certain liabilities of a 544 bed long-term health care and a 66-unit assisted living facility. The consideration given was first mortgage bonds owned by us.			
Real and personal property	$ —	$ (10,829)	$ —
Current assets acquired	—	(5,876)	—
Current liabilities assumed	—	1,945	—
First mortgage revenue bonds	—	14,760	—

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION

Consolidated Statements of Shareholders' Equity

(in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2005	—	$ —	12,275,693	$ 123	$ 84,431	$ 101,461	$ 17,044	$ 203,059
Net income	—	—	—	—	—	36,740	—	36,740
Unrealized gains on securities (net of tax of $5,694)	—	—	—	—	—	—	8,541	8,541
Total comprehensive income								45,281
Stock option compensation	—	—	—	—	2,309	—	—	2,309
Tax benefit from exercise of stock options	—	—	—	—	1,343	—	—	1,343
Shares sold - stock purchase plans (including 239,174 options exercised)	—	—	243,978	2	5,668	—	—	5,670
Dividends declared to common shareholders ($.69 per share)	—	—	—	—	—	(8,520)	—	(8,520)
Balance at December 31, 2006	—	$ —	12,519,671	$ 125	$ 93,751	$ 129,681	$25,585	$ 249,142
Net income						45,449		45,449
Unrealized losses on securities (net of tax benefit of $3,392)	—	—	—	—	—	—	(4,925)	(4,925)
Total comprehensive income								40,524
Preferred shares issued to complete merger of NHR	10,841,062	170,555	—	—	—	—	—	170,555
Investment surrendered in merger (net of tax benefit of $1,906)	—	—	—	—	—	—	(2,858)	(2,858)
Stock option compensation	—	—	—	—	2,318	—	—	2,318
Tax benefit from exercise of stock options	—	—	—	—	1,177	—	—	1,177
Shares sold - stock purchase plans (including 229,480 options exercised)	—	—	238,236	2	5,975	—	—	5,977
Cumulative impact of a change in accounting for income tax uncertainties pursuant to FIN 48	—	—	—	—	—	900	—	900
Dividends declared to preferred shareholders ($0.1689 per share)	—	—	—	—	—	(1,831)	—	(1,831)
Dividends declared to common shareholder ($0.81 per share)	—	—	—	—	—	(10,196)	—	(10,196)
Balance at December 31, 2007	10,841,062	$ 170,555	12,757,907	$ 127	$ 103,221	$ 164,003	$ 17,802	$ 455,708
Net income	—	—	—	—	—	36,371	—	36,371
Unrealized losses on securities (net of tax benefit of $643)	—	—	—	—	—	—	(960)	(960)
Total comprehensive income								35,411
Stock option compensation	—	—	—	—	2,150	—	—	2,150
Tax benefit from exercise of stock options	—	—	—	—	1,549	—	—	1,549
Shares sold - stock purchase plans (including 273,589 options exercised)	—	—	273,789	3	6,660	—	—	6,663
Dividends declared to preferred shareholders ($0.80 per share)	—	—	—	—	—	(8,673)	—	(8,673)
Dividends declared to common shareholders ($0.93 per share)	—	—	—	—	—	(11,991)	—	(11,991)
Balance at December 31, 2008	10,841,062	$ 170,555	13,031,696	$ 130	$ 113,580	$ 179,710	$ 16,842	$ 480,817

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—

National HealthCare Corporation operates, manages or provides services to long-term health care centers and associated assisted living centers, retirement centers and home health care programs located in 12 Southeastern, Northeastern and Midwestern states in the United States. The most significant part of our business relates to skilled and intermediate nursing care in which setting we provide assisted living and retirement services, hospice care, home health care and rehabilitative therapy services. The long-term health care environment has continually undergone changes with regard to Federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Principles of Consolidation and Basis of Presentation—

The consolidated financial statements include the accounts of National HealthCare Corporation and its majority-owned subsidiaries ("NHC" or the "Company"). All material intercompany balances, profits, and transactions have been eliminated in consolidation, and minority interests are reflected in consolidation. Investments in entities in which we lack control but have the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of the net earnings or losses of the affiliate as they occur. Losses are limited to the extent of our investments in, advances to and guarantees for the entity. Our most significant equity method investment is a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services in NHC owned health care centers and in other settings. Investments in entities in which we lack the ability to exercise significant influence are included in the consolidated financial statements at cost unless there has been a decline in the market value of our investment that is deemed to be other than temporary.

Use of Estimates—

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Patient Revenues and Accounts Receivable—

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate nursing, rehabilitation therapy, hospice, assisted living and retirement and home health care services.

Revenues are recorded when services are provided based on established rates adjusted to amounts expected to be received under governmental programs and other third-party contractual arrangements based on contractual terms. These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay patients in skilled nursing or assisted living and retirement facilities, we bill in advance for the following month, with the remittance being due on receipt of the statement and generally by the 10th day of the month the services are performed. A portion of the episodic Medicare payments for home health services are also received in advance of the services being rendered. All advance billings are initially deferred and then are recognized as revenue when the services are performed.

We receive payments from the Medicare program under a prospective payment system ("PPS"). For skilled nursing services, Medicare pays a fixed fee per Medicare patient per day, based on the acuity level of the patient, to cover all post-hospital extended care routine service costs, ancillary costs and capital related costs.

Medicaid program payments for long-term care services are generally based on fixed per diem rates subject to program cost ceilings.

For homecare services, Medicare pays based on the acuity level of the patient and based on episodes of care. An episode of care is defined as a length of care up to 60 days with multiple continuous episodes allowed. The services covered by the episode payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit. We are allowed to make a request for anticipated payment at the start of care equal to 60% of the expected payment for the initial episode. The remaining balance due is paid following the submission of the final claim at the end of the episode. Revenues are recognized when services are provided based on the number of days of service rendered in the episode. Deferred revenue is recorded for payments received for which the related services have not yet been provided.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs. We believe that we are in material compliance with all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups (RUGs) based on the acuity level of the patient to determine the amount paid to us for patient services. The assignment of patients to the various RUG categories is subject to post-payment review by Medicare intermediaries. In our opinion, adequate provision has been made for any adjustments that may result from these reviews. Any differences between the net revenues recorded and the final determination will be adjusted in future periods as adjustments become known or as the period of payment is no longer subject to audits or reviews.

Furthermore, Medicare program revenues prior to June 1999 for skilled nursing facilities and October 2000 for home health agencies, as well as certain Medicaid program revenues currently, are subject to audit and retroactive adjustment by government representatives. Retroactive adjustments for these periods are estimated in the recording of revenues in the period the related services are rendered. The estimated amounts are adjusted in future periods as adjustments become known or as cost reporting years are no longer subject to audits or reviews. We believe currently that any differences between the net revenues recorded and final determination will not materially affect the consolidated financial statements.

Net third-party settlements amounted to $700,000, $4,466,000, and $3,090,000 net favorable adjustments in 2008, 2007 and 2006, respectively.

Approximately 69% in 2008, 70% in 2007 and 72% in 2006 of our net patient revenues are derived from participation in Medicare and Medicaid programs.

Other Revenues—

As discussed in Note 5, other revenues include revenues from the provision of insurance, management and accounting services to other long-term care providers, guarantee fees, advisory fees (prior to the acquisition) from National Health Realty, Inc. ("NHR"), dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income and rental income. Our insurance revenues consist of premiums that are generally paid in advance and then amortized into income as earned over the related policy period. We charge for management and accounting services based on a percentage of net revenues or based on a fixed fee per bed of the long-term care center under contract. Advisory fees based on our contractual agreements with NHR through October 31, 2007, when the arrangement was terminated, are discussed in Notes 2 and 3. We generally record other revenues on the accrual basis based on the terms of our contractual arrangements. However, with respect to management and accounting services revenue and interest income from certain long-term care providers, including but not limited to National Health Corporation ("National") and certain centers formerly owned by National Health Investors, Inc. ("NHI"), as discussed in Note 5, where collection is not reasonably assured based on insufficient historical collections and the lack of expected future collections, our policy is to recognize income only in the period in which collection is assured and the amounts at question are believed by management to be fixed and determined.

Certain management contracts, including, but not limited to, contracts with National and with certain centers formerly owned by NHI, subordinate the payment of management fees earned under those contracts to other expenditures of the long-term care center and to the availability of cash provided by the facility's operations. Revenues from management services provided to the facilities that generate insufficient cash flow to pay the management fee, as prioritized under the contractual arrangement, are not recognized until such time as the amount of revenue earned is fixed or determinable and collectability is reasonably assured. This recognition policy has caused our reported revenues and net income from management services to vary significantly from period to period.

Rental Income—

We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive contingent rent, which is based on the increase in revenues of a lessee over a base year. We recognize contingent rent annually or monthly, as applicable, when, based on the actual revenue of the lessee, receipt of such income is assured. We identify leased real estate properties as nonperforming if a required payment is not received within 30 days of the date it is due. Our policy related to rental income on non-performing leased real estate properties is to recognize rental income in the period when the income is received.

Provision for Doubtful Accounts—

We evaluate the collectability of our accounts receivable based on factors such as pay type, historical collection trends and aging categories. We review these factors and determine an estimated provision for doubtful accounts. Historically, bad debts have resulted primarily from uncollectible private balances or from uncollectible coinsurance and deductibles. Receivables that are deemed to be uncollectible are written off against the allowance. The allowance for doubtful accounts balance is assessed on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

The Company includes provisions for doubtful accounts in operating expenses in its consolidated statements of income. The provisions for doubtful accounts were $2,464,000, $2,764,000, and $27,000 for 2008, 2007 and 2006, respectively.

Property and Equipment—

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the expected useful lives of the assets estimated as follows: buildings and improvements, 20-40 years and equipment and furniture, 3-15 years. The provision for depreciation and amortization includes the amortization of properties under capital leases.

Leasehold improvements attached to properties owned by NHI and, prior to the October 31, 2007 merger of NHC and NHR, owned by NHR are amortized over periods that do not exceed the non-cancelable respective lease terms using the straight-line method.

Expenditures for repairs and maintenance are charged against income as incurred. Betterments, which significantly extend the useful life, are capitalized. We remove the costs and related allowances for accumulated depreciation or amortization from the accounts for properties sold or retired, and any resulting gains or losses are included in income. We include interest costs incurred during construction periods in the cost of buildings ($150,000 in 2008, $26,000 in 2007, and $370,000 in 2006).

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying values of our properties on a property by property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment is based on estimated future undiscounted cash flows from a property over the remaining useful life compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Mortgage and Other Notes Receivable—

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan - An Amendment of FASB Statements No. 5 and 15" ("SFAS 114"), NHC evaluates the carrying values of its mortgage and other notes receivable on an instrument by instrument basis. On a quarterly basis, NHC reviews its notes receivable for recoverability when events or circumstances, including the non-receipt of contractual principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable.

Investments in Marketable Securities—

Our investments in marketable securities include available for sale securities, which are recorded at fair value. Unrealized gains and losses on available for sale securities are recorded in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and other general market conditions.

Goodwill—

The Company accounts for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the provisions of the statement, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests based on their estimated fair value. Unamortized goodwill is continually reviewed for impairment in accordance with the provisions of SFAS 142. The Company performs its annual impairment assessment on the first day of the fourth quarter.

Other Assets—

Deferred financing costs are amortized principally by the effective interest method over the terms of the related debt obligations.

Income Taxes—

We utilize Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 12 for further discussion of our accounting for income taxes.

On January 1, 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, tax positions are evaluated for recognition using a more-than-likely-than-not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Prior to January 1, 2007, we accounted for our uncertain income tax matters in accordance with the provisions of SFAS 5. Liabilities for income tax matters include amounts for income taxes, applicable penalties, and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Concentration of Credit Risks—

Our credit risks primarily relate to cash and cash equivalents, restricted cash held by trustees, investments in cash funds in liquidation, accounts receivable, marketable securities and notes receivable. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash is primarily invested in commercial paper and certificates of deposit with financial institutions and other interest bearing accounts. Our investments in cash funds in liquidation are held in mutual funds that invest in fixed income and money market securities denominated in U.S. dollars with maturities generally ranging from four to twelve months. Accounts receivable consist primarily of amounts due from patients (funded through Medicare, Medicaid, other contractual programs and through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain allowances for doubtful accounts on these accounts receivable. Marketable securities are held primarily in accounts with brokerage institutions. Notes receivable relate primarily to secured loans with health care facilities (recorded as notes receivable in the consolidated balance sheets) as discussed in Note 9. We also have notes receivable from National and the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP") as discussed in Note 4.

At any point in time we have funds in our operating accounts and restricted cash accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While we monitor the cash balances in our operating accounts, these cash and restricted cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

Our financial instruments, principally our notes receivable and our investment in cash funds in liquidation, are subject to the possibility of loss of the carrying values as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instruments less valuable. We obtain various collateral and other protective rights, and continually monitor these rights in order to reduce such possibilities of loss. We evaluate the need to provide reserves for potential losses on our financial instruments based on management's periodic review of the portfolio on an instrument by instrument basis. See Notes 4 and 9 for additional information on the notes receivable.

Cash and Cash Equivalents—

Cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash —

Restricted cash primarily represents cash that is held by trustees and cash that is held for the purpose of our workers' compensation insurance and professional liability insurance.

Inventories—

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis.

Other Current Liabilities—

Other current liabilities primarily represent accruals for current federal and state income taxes, real estate taxes, debt service rent and other current liabilities.

Accrued Risk Reserves—

We are principally self-insured for risks related to employee health insurance and utilize wholly-owned limited purpose insurance companies for workers' compensation and professional liability claims. Accrued risk reserves primarily represent the accrual for risks associated with employee health insurance, workers' compensation and professional liability claims. The accrued risk reserves include a liability for unpaid reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to support the estimates recorded for incurred but unreported claims. Our health insurance reserve is based on our known claims incurred and an estimate of incurred but unreported claims determined by our analysis of historical claims paid. We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of income in the period first identified.

Stock-Based Compensation—

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"), for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our employee stock benefit plans. We adopted the disclosure-only provisions of SFAS 123 and accordingly, prior to January 1, 2006, no compensation cost was recognized for stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors. Results for prior periods have not been restated for the adoption of SFAS 123(R). See Note 13 for additional disclosures about our stock option plan.

Deferred Lease Credits—

Deferred lease credits include amounts being amortized to properly reflect expenses on a straight line basis under the terms of our existing lease agreements based on the physical use of the property.

Other Noncurrent Liabilities—

Other noncurrent liabilities include reserves primarily related to various uncertain income tax positions (See Note 12).

At the inception of any guarantee agreement, we recognize a liability for the estimated fair value of the obligation assumed, if any, in accordance with the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45").

Deferred Revenue—

Deferred revenue includes the deferred gain on the sale of assets to National (as discussed in Note 4), certain amounts related to episodic payments received by our home health care providers in advance of providing services (as discussed in Note 1) and entrance fees that have been and are currently being received upon reservation and occupancy of retirement center units for a continuing care retirement community we own. In accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide, "Health Care Organizations," the entrance fees have been recorded as deferred revenue. The refundable portion (90%) of the entrance fees is being recognized over the life of the facility while the non-refundable portion (10%) is being recognized over the remaining life expectancies of the residents.

Comprehensive Income—

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires that changes in the amounts of certain items, including unrealized gains and losses on certain securities, be shown in the consolidated financial statements as comprehensive income. We report our comprehensive income in the consolidated statements of stockholders' equity.

Segment Disclosures—

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial reports issued to stockholders. Management believes that substantially all of our operations are part of the long-term health care industry segment. Our operations outside of the long-term health care industry segment are not material. See Note 5 for a detail of other revenues provided within the long-term health care industry segment. Information about the costs and expenses associated with each of the components of other revenues is not separately identifiable.

New Accounting Pronouncements—

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The new FASB rule does not supersede all applications of fair value in other pronouncements, but creates a fair value hierarchy and prioritizes the inputs to valuation techniques for use in most pronouncements. It requires companies to assess the significance of an input to the fair value measurement in its entirety. Statement 157 also requires companies to disclose information to enable users of financial statements to assess the inputs used to develop the fair value measurements. SFAS 157 is effective for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years, with the following exception. FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157," defers the effective date to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The implementation of FAS 157, for financial assets and financial liabilities, did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115". This Statement amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This statement allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The implementation of FAS 159 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* which replaces SFAS No. 141, *Business Combinations*. This Statement establishes principles and requirements for how the acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this standard at the beginning of the Company's fiscal year ending December 31, 2009 for all prospective business acquisitions. The Company has not determined the effect that the adoption of SFAS 141(R) will have on its consolidated financial statements, but the impact will be limited to any future acquisitions beginning in fiscal year 2009 with the exception of certain adjustments relating to income taxes.

In December 2007, the FASB issued SFAS No. 160 *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.* This Statement requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt this Statement effective January 1, 2009. The Company has not determined the effect that the adoption of SFAS No. 160 will have on its consolidated results of operations or financial position.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States ("the GAAP hierarchy"). The current GAAP hierarchy is set forth in the AICPA Statement on Auditing Standards No. 69, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles" ("SAS No. 69"). The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and has issued SFAS No. 162 to achieve that result. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Accounting Oversight Board amendments to SAS No. 69. We do not expect the adoption of SFAS No. 162 to have an impact on our consolidated financial position, results of operations, or cash flows.

NOTE 2 - RELATIONSHIP WITH NATIONAL HEALTH REALTY, INC.

On October 31, 2007, NHC acquired, through a merger recorded as a business combination, all of the net assets of National Health Realty, Inc. ("NHR"). The results of operations from the assets acquired and liabilities assumed have been included in the NHC consolidated financial statements since that date. Prior to the acquisition, NHR was a real estate investment trust which owned 23 health care facilities including 16 licensed skilled nursing facilities, six assisted living facilities and one independent living facility (the Healthcare Facilities) and six first promissory notes secured by the real property of healthcare facilities.

As a result of the acquisition, NHC is provided with a larger asset and equity base, which in turn should result in enhanced future growth and prospects for long term increases in stockholder value. Furthermore, NHC expects to capitalize on increases in NHC's annual recurring free cash flow resulting from the elimination of annual lease payments to NHR, even after providing for dividends on the preferred stock issued in the acquisition.

The aggregate purchase price was $297,686,000 including cash of $97,571,000, 10,841,062 shares of convertible preferred stock valued at $170,747,000 (based on independent valuation which confirmed the liquidation value of $15.75 per share as the fair value), assets including leasehold improvements, common stock of NHR surrendered in the purchase and transaction costs of the purchase that were capitalized totaling $29,368,000 and liabilities assumed of $8,249,000.

Prior to our acquisition of the Healthcare Facilities, we leased 14 properties from NHR on which we had constructed improvements (leasehold improvements) which had a net book value of approximately $24,845,000. In addition, prior to the merger, we owned 363,200 shares of NHR common stock in which we had a cost basis of $3,045,000 at October 31, 2007. Our investment in NHR common stock has also been considered in the purchase of the NHR assets. Finally, the legal, accounting and other costs of the acquisition that were included in the allocation of the purchase price totaled $1,478,000. Components of the purchase price as summarized as follows:

	(in thousands)
Cash to selling shareholders ($9.00 per share)	$ 97,571
Series A Convertible Preferred Stock	
(10,841,062 shares valued at $15.75 per share)	170,747
Carrying amount of leasehold improvements	24,845
NHR shares previously acquired, at cost	3,045
Transaction costs	1,478
	$ 297,686

The acquisition has been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations (SFAS No. 141).* NHC was aided in arriving at the estimates required under SFAS No. 141, including the value of the preferred stock issued as consideration in the acquisition, by third party valuations and cost segregation studies. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	(in thousands)
Cash and cash equivalents	$ 8,172
Marketable securities	6,590
Dividends receivable	113
Mortgage notes receivable	16,798
Fixed assets:	
Land	26,613
Real Property	247,649
Total Assets	305,935
Liabilities Assumed	(8,249)
Total Purchase Price	$ 297,686

The following unaudited pro forma consolidated financial summary is presented as if the acquisition of NHR was completed at the beginning of each reporting period. The unaudited pro forma combined results have been prepared for informational purposes only and do not purport to be indicative of the results which have actually been attained had the business combination been consummated on the dates indicated or of the results which may be expected to occur in the future.

Year Ended December 31	*(in thousands, except per share amounts)* 2007	2006
	(unaudited)	
Net revenues	$ 600,157	$ 566,314
Net Income	$ 48,671	$ 40,609
Dividends to Preferred Shareholders	(8,672)	(8,647)
Net income available to common shareholders	$ 39,999	$ 31,962
Earnings Per Share:		
Basic	$ 3.18	$ 2.60
Diluted	$ 3.08	$ 2.48

Relationship with NHR Prior to the Merger—

Prior to October 31, 2007 and the merger described above, NHC leased from NHR the real estate of ten long-term care centers, three assisted living centers and one retirement center. The term of the leases after being renegotiated in 2005 had been extended to December 31, 2017 with certain renewal options at the expiration date. NHC accounted for the leases as operating leases. For 2007 (prior to the merger) and 2006, NHC paid base rent, percentage rent and expansion rent totaling $9,422,000 and $11,382,000, excluding rent paid on nine Florida health care facilities as described below.

On October 1, 2000, we terminated our individual leases on nine Florida long-term care facilities. Also effective October 1, 2000, the facilities were leased by NHR under a five year term to nine separate limited liability corporations, none of which we own or control. These leases have currently been extended through December 31, 2010. Lease payments to NHR from the new leases offset our lease obligations pursuant to the master operating lease. Effective October 31, 2007, these Florida leases were assigned to us as a result of the merger with NHR.

Under terms of the lease agreements, we earn base rent on the nine Florida properties of $6,505,000 per year. Base rent earned by us during the year ended December 31, 2008 and during the two month period ended December 31, 2007 totaled $6,625,000 and $1,085,000, respectively. In addition to base rent, NHC will earn percentage rent equal to 3% of the amount by which gross revenue of each Florida health care facility in such later year exceeds the gross revenues of such health care facility in the base year of 2005. For the year ended December 31, 2008 and the two month period ended December 31, 2007, we earned $489,000 and $28,000 of percentage rent, respectively.

At December 31, 2008, the approximate future minimum base rent commitments (which exclude percentage rents) to be received by us on non-cancelable operating leases are as described in the following table.

2009	$ 6,505,000
2010	6,505,000
Thereafter	—

In addition to the lease relationship prior to October 31, 2007, NHC had an Advisory Agreement relationship with NHR whereby NHC provided day-to-day management services to NHR. For 2007 (prior to the merger), and 2006, advisory fees earned by NHC under the agreement were $417,000 and $524,000, respectively. The terms of the advisory agreement allowed either party to terminate the arrangement upon 90 days written notice.

Prior to the merger described above, NHC owned 363,200 shares (or 3.5%) of NHR's outstanding common stock with a cost basis on October 31, 2007 of $3,045,000. NHC accounted for its investment in NHR common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

NOTE 3 - RELATIONSHIP WITH NATIONAL HEALTH INVESTORS, INC.

In 1991, we formed NHI as a wholly-owned subsidiary. We then transferred to NHI certain healthcare facilities owned by NHC and distributed the shares of NHI to NHC's shareholders. The distribution had the effect of separating NHC and NHI into two independent public companies. As a result of the distribution, all of the outstanding shares of NHI were distributed to the then NHC investors. NHI is listed on the New York Stock Exchange.

Leases—

On October 17, 1991, concurrent with our conveyance of real property to NHI, we leased from NHI the real property of 40 long-term health care centers and three retirement centers. Each lease was for an initial term originally expiring December 31, 2001, with two additional five-year renewal terms at our option, assuming no defaults. During 2000, we exercised our option to extend the lease term for the first five-year renewal term under the same terms and conditions as the initial term.

On December 27, 2005, we exercised our option to extend the existing master lease on 41 properties for the second renewal term. The 41 properties include four Florida properties that are leased to and operated by others, but for which we continue to guarantee the lease payments to NHI under the master lease. The 15-year lease extension began on January 1, 2007, and includes three additional five-year renewal options, each at fair market value. Under the terms of the lease, base rent for 2007 will total $33,700,000 with rent thereafter escalating by 4% of the increase in facility revenue over a 2007 base year. The lease renewal provides for no percentage rent in 2007 since 2007 is the new base year. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent for 2008 was approximately $531,000.

Each lease with NHI is a "triple net lease" under which we are responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership of the facilities. We are obligated at our expense to maintain adequate insurance on the facilities' assets.

We have a right of first refusal with NHI to purchase any of the properties transferred from us should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

As part of our lease with NHI, we lease four Florida long-term care centers that we sublease to four separate corporations, none of which we own or control.

Base rent expense to NHI was $33,700,000 in 2008. At December 31, 2008, the approximate future minimum base rent to be paid by us on non-cancelable operating leases with NHI are as follows:

	Total Commitments Including Florida Facilities	Total Commitments Excluding Florida Facilities
2009	$ 33,700,000	$ 28,948,000
2010	33,700,000	28,948,000
2011	33,700,000	33,700,000
2012	33,700,000	33,700,000
2013	33,700,000	33,700,000
Thereafter	269,600,000	269,600,000

Lease Terms Prior to 2007—

During the initial term and first renewal term of the leases beginning in 1991, we were obligated to pay NHI annual base rent on all 43 facilities of $19,355,000 as adjusted for new construction since inception.

Prior to 2007, the leases also obligated us to pay as debt service rent all payments of interest and principal due under each mortgage to which the conveyance of the facilities was subject. The payments were required over the remaining life of the mortgages as of the conveyance date, but only during the term of the lease or until such time that NHC is no longer obligated on the debt. Payments for debt service rent were treated by us as payments of principal and interest if we remained obligated on the debt ("obligated debt service rent") and as operating expense payments if we had been relieved of the debt obligation by the lender ("non-obligated debt service rent"). Debt service rent to NHI was $8,014,000 in 2006. With the extension which became effective January 1, 2007, we are no longer obligated to pay debt service rent.

In addition to base rent and the debt service rent, prior to 2007 we were required to pay percentage rent to NHI equal to 3% of the increase in the gross revenues of each facility. Percentage rent for 2006 was approximately $4,829,000.

By mutual agreement between NHC and NHI, leases for two of the original 43 properties in the master lease were terminated in 2004.

Previous Relationships with NHI Now Terminated—

From 1991 until November 1, 2004, we had an Advisory Agreement with NHI whereby we provided to NHI services related to investment activities and day-to-day management and operations.

Effective November 1, 2004, NHC's Advisory Agreement with NHI was terminated. On that date, Management Advisory Source, LLC ("Advisors"), a new unrelated company formed by Mr. W. Andrew Adams, undertook to provide advisory services to NHI. Mr. Adams served both as NHI's President and Board Chairman and as NHC's Chief Executive Officer and Board Chairman prior to November 1, 2004. Effective November 1, 2004, and to enhance the independence of NHI from NHC, Mr. Adams resigned as NHC's Chief Executive Officer and terminated his managerial responsibilities with NHC. Mr. Adams remains on the NHC Board but has no management involvement with NHC.

From November 1, 2004 through December 31, 2006, NHC, through its wholly-owned subsidiary, Tennessee Management Advisory Source, LLC ("THA") provided financial, accounting, data processing and administrative services to Advisors. Under the agreement, THA provided to Advisors and, at the request of Advisors, to NHI, services related to accounting, data processing, administration and evaluation of investments. THA's role under the agreement was that of advisor and service provider, and THA is no way assumed responsibility for accounting, administrative, or investment decisions which are to be made by Advisors or NHI.

On March 13, 2006, we announced an agreement with National Health Investors, Inc. (NHI) to not permit any person to serve as an officer of both NHC and NHI effective December 31, 2006. Also effective on December 31, 2006, NHC's agreement to provide services to Advisors was terminated. NHC's Board believes it to be in the best interest of NHC to accentuate its independence from NHI, its largest landlord.

For our services under the agreement with Advisors, we were entitled to compensation of $1,250,000 per year, payable monthly and annually increased by 5%. We received compensation of approximately $1,313,000 in 2006. No compensation from Advisors was earned in 2008 or 2007.

Investment in NHI Common Stock—

At December 31, 2008 and 2007, we own 1,630,642 shares (or 5.9%) of NHI's outstanding common stock. We account for our investment in NHI common stock as available for sale marketable securities in accordance with the provisions of SFAS 115.

NOTE 4 - RELATIONSHIP WITH NATIONAL HEALTH CORPORATION

National, which is wholly-owned by the National Health Corporation Leveraged Employee Stock Ownership Plan (AESOP"), was formed in 1986 and served as our administrative general partner through December 31, 1997, when we operated as a master limited partnership. As discussed below, all of the personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation as employees in the ESOP.

Sale of Long–Term Health Care Centers to and Notes Receivable from National, Recognition of $10,000,000 of Previously Deferred Gain in 2007—

During 1988, we sold the assets (inventory, property and equipment) of eight long–term health care centers (1,121 licensed beds) to National for a total consideration of $40,000,000. The consideration consisted of $30,000,000 in cash and an 8.5% $10,000,000 note receivable due December 31, 2007. We manage the centers under a management contract for management fees comparable to those in the industry. With our prior consent, National sold one center to an unrelated third party in 1997 and two centers to an unrelated third party in 1999. Thus, we now manage five centers for National under a management contract that has been extended until January 20, 2018. See Note 5 for additional information on management fees recognized from National.

Our carrying amount in the assets sold in 1988 to National was approximately $24,255,000. The resulting profit of $15,745,000 was deferred. $10,000,000 of the deferred gain and related deferred income taxes of $4,000,000 was recognized as income in December, 2007 with the collection of the $10,000,000 note receivable from National. The $10,000,000 gain on the sale of assets was reported as the recognition of deferred gain in Costs and Expenses in the Consolidated Statements of Income. $3,745,000 of the deferred gain was amortized into income on a straight line basis over the original 20-year term of the management contract (through December 31, 2007). $2,000,000 of deferred gain is related to NHC's obligation to loan up to $2,000,000 to National under a line-of-credit agreement. That amount is expected to remain deferred until the obligation expires, currently scheduled in January, 2018.

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due to or due from National from time to time. The maximum loan commitment under the line of credit is $2,000,000, the interest rate on the line of credit is prime plus one percent and the final maturity is January 20, 2018. At December 31, 2008, $2,918,000 had been loaned to National in relation to benefit plan obligations, which amount was fully collected in the following month.

ESOP Financing Activities—

During 1988, we obtained from National long-term financing of $8,500,000 for the construction of our headquarters building. National obtained its financing through the ESOP. The note required quarterly principal and interest payments with interest at 9% and was secured by the headquarters building. At December 31, 2008 and 2007, the outstanding balance on the note was $-0-. The building is owned by a separate partnership of which we are the general partner and building tenants are limited partners. We own 96.5% of the partnership and consolidate the financial statements of the partnership in our consolidated financial statements.

In addition, our senior secured notes payable described in Note 11 were financed by National. National obtained its financing through the ESOP. The senior secured notes payable were repaid by us during 2008. Prior to repayment, our interest costs, financing expenses and principal payments with National were consistent with National and the ESOP's terms with their respective lenders. We also guaranteed additional debt of National and the ESOP that was not reflected in our consolidated financial statements. The guaranteed debt was also repaid during 2008 by the direct obligor. See Note 14 for additional information on guarantees.

During 1991, we borrowed $10,000,000 from National. The term note payable currently requires quarterly interest payments at the prime rate plus two percent. Prior to December 31, 2007, the term note required quarterly interest payments at 8.5%. The entire principal is due at maturity in 2018.

Payroll and Related Services—

The personnel conducting our business, including our executive management team, are employees of National and have ownership interests in National only through their participation in the ESOP. National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. Such costs of personnel totaling approximately $347,934,000, $326,445,000, and $302,862,000 for 2008, 2007 and 2006, respectively, are reflected as salaries, wages and benefits in the accompanying consolidated statements of income. The administrative fee paid to National for 2008, 2007, and 2006 was $3,019,000, $2,830,000, and $2,700,000, respectively. National owes us $2,918,000 and $3,903,000 at December 31, 2008 and 2007, respectively, as a result of the differences between interim payments for payroll and benefits services costs that we made during the respective year and such actual costs. These receivables are included in notes receivable from National in the consolidated balance sheets. National maintains and makes contributions to its ESOP for the benefit of eligible employees.

National's Ownership of Our Stock—

At December 31, 2008 and 2007, National owns 1,271,147 shares (or approximately 9.8%) of our outstanding common stock and 1,271,147 shares (or approximately 11.7%) of our outstanding preferred stock.

Consolidation Considerations—

Because of the considerable contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in FASB Interpretation No. 46(R) (As Amended), "Consolidation of Variable Interest Entities" "FIN 46(R)". We do not consolidate National because (1) National's equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (2) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC's affiliates.

NOTE 5 - OTHER REVENUES AND INCOME

Other revenues are outlined in the table below. Revenues from insurance services include premiums for workers' compensation and professional liability insurance policies that our wholly-owned limited purpose insurance subsidiaries have written for certain long-term health care centers to which we provide management or accounting services. Revenues from management and accounting services include management and accounting fees and revenues from other services provided to managed and other long-term health care centers. "Other" revenues include non-health care related earnings.

Year ended December 31, *(in thousands)*	2008	2007	2006
Insurance services	$16,690	$15,914	$18,814
Management and accounting service fees	18,496	16,799	16,420
Guarantee fees	—	4	14
Advisory fees from Management Advisory Source, LLC	—	—	1,313
Advisory fees from NHR	—	417	525
Dividends and other net realized gains on sales of securities	4,601	5,028	5,983
Equity in earnings of unconsolidated investments	7,556	5,951	4,300
Interest income	3,785	8,240	9,954
Rental income	13,273	4,078	2,619
Other	1,488	1,845	1,311
	$65,889	$58,276	$61,253

Management Fees from National—

We have managed long-term care centers for National since 1988 and we currently manage five centers. See Note 4 to the Consolidated Financial Statements regarding our relationship with National.

During 2008, 2007 and 2006, National paid and we recognized approximately $-0-, $-0-, and $29,000, respectively, of management fees and interest on management fees, which amounts are included in management and accounting service fees. Unrecognized management fees from National total $19,789,000, $16,436,000, and $12,936,000 at December 31, 2008, 2007 and 2006, respectively. We have recognized approximately $25,504,000 of management fees and interest from these centers since 1988.

The unpaid fees from these five centers, because the amount collectable could not be reasonably determined when the management services were provided, and because we cannot estimate the timing or amount of expected future collections, will be recognized as revenues only when fixed or determinable and collectability of these fees can be reasonably assured. Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five long-term care centers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of the five centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Management Fees from Nursing Centers Formerly Owned by NHI—

NHI in the past operated certain long-term health care centers on which it had foreclosed, accepted deeds in lieu of foreclosure or otherwise obtained possession of the related assets. NHI engaged us to manage these foreclosure properties from 2000 through 2004. During 2004 or prior, NHI sold or closed all of these properties and NHC now manages for others the properties that continue to operate.

We continue to manage 18 long-term care centers that were previously owned by NHI. During 2008, 2007 and 2006, we recognized $6,024,000, $2,892,000, and $2,792,000, respectively, of management fees and interest from these 18 long-term care centers. Unrecognized and unpaid management fees from these centers total $7,790,000, $8,654,000, and $6,379,000 at December 31, 2008, 2007 and 2006, respectively. We have recognized approximately $19,226,000 of management fees and interest from these centers since 2002.

Of the total 18 centers managed, the management fee revenues from eight centers were currently paid and recognized on the accrual method in 2008. The fees from the remaining ten centers, because of insufficient historical collections and the lack of expected future collections, are recognized only when realized. Under the terms of our management agreements, the payment of these fees to us may be subordinated to other expenditures of each of the long-term care providers. We continue to manage these centers so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a center may be small compared to the potential benefit. We may receive payment for the unrecognized and uncollected management fees in whole or in part in the future only if cash flows from operating and investing activities of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Accounting Service Fees and Rental Income from Florida Centers—

During 2008, 2007, and 2006, we recognized $6,042,000, $7,109,000, and $6,121,000, respectively, of accounting services fees from long-term health care centers in Florida that we previously operated or managed. Amounts recognized are included in management and accounting service fees.

During 2008, 2007, and 2006, we also recognized $10,807,000, $3,581,000, and $2,557,000, respectively, of rental income from the divested operations of long-term health care centers in Florida related to our two owned facilities and the furniture, fixtures and leasehold improvements of four facilities previously leased from NHI and facilities acquired as a result of the merger with NHR effective October 31, 2007. These amounts are included in rental income.

Rental Income from a Health Care and Assisted Living Center located in Tennessee—

During 2008, 2007 and 2006, we earned $2,400,000, $400,000 and $-0-, respectively, of rental revenue as a result of the purchase and lease on November 1,2007 of the real estate of a 544-bed long-term care center and a 66-unit assisted living center located in Chattanooga, Tennessee. These amounts are also included in rental income.

Discontinued Management Agreement—

Effective December 31, 2006, our contract to manage a 176-bed long-term care center in Aiken, South Carolina was terminated when the County of Aiken, South Carolina completed the sale of the facility to a third party. We earned approximately $500,000 in 2006 in management fee revenues from the facility.

NOTE 6 - EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assumes the exercise of options using the treasury stock method.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted earnings per share.

Year Ended December 31,	2008	2007	2006
(dollars in thousands, except per share amounts)			
Basic:			
Weighted average common shares outstanding	12,834,630	12,562,347	12,294,730
Net income	$ 36,371	$ 45,449	$ 36,740
Dividends to preferred stockholders	8,673	1,831	—
Net income available to common stockholders	$ 27,698	$ 43,618	$ 36,740
Earnings per common share, basic	$ 2.16	$ 3.47	$ 2.99
Diluted:			
Weighted average common shares outstanding	12,834,630	12,562,347	12,294,730
Dilutive effect of stock options	298,789	431,583	591,441
Assumed average common shares outstanding	13,133,419	12,993,930	12,886,171
Net income available to common stockholders	$ 27,698	$ 43,618	$ 36,740
Earnings per common share, diluted	$ 2.11	$ 3.36	$ 2.85

Excluded in the above table are 290,620; 18,494; and -0- shares of stock options and 2,623,971; 442,082; and -0- preferred stock potential common shares for 2008, 2007 and 2006, respectively, issuable upon the conversion of preferred stock due to their antidilutive impact.

NOTE 7 - INVESTMENTS IN MARKETABLE SECURITIES

Our investments in marketable securities include available for sale securities. Realized gains and losses from securities sales are determined on the specific identification of the securities.

Marketable securities consist of the following:

December 31,	2008		2007	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Marketable equity securities	$29,604	$54,682	$29,604	$56,322
U.S. government securities	1,474	1,537	1,322	1,348
	$31,078	$56,219	$30,926	$57,670

Included in the available for sale marketable equity securities are the following:

December 31,	2008			2007		
(in thousands, except share amounts)	Shares	Cost	Fair Value	Shares	Cost	Fair Value
NHI Common Stock	1,630,642	$24,734	$44,729	1,630,642	$24,734	$45,495

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows:

December 31,	2008		2007	
(in thousands)	Cost	Fair Value	Cost	Fair Value
Maturities:				
Within 1 year	$ —	$ —	$ 225	$ 225
1 to 5 years	1,474	1,537	1,097	1,123
	$1,474	$1,537	$1,322	$1,348

Gross unrealized gains related to available for sale securities are $25,141,000 and $26,744,000 as of December 31, 2008 and 2007, respectively. There were no gross unrealized losses related to available for sale securities as of December 31, 2008 and 2007, respectively.

Proceeds from the sale of investments in marketable securities during the years ended December 31, 2008, 2007 and 2006 were $225,000, $5,236,000, and $46,892,000, respectively. Gross investment losses of $265,000 were realized in these sales during the year ended December 31, 2007. Gross investment gains of $-0- and $1,457,000 were realized on these sales during the years ended December 31, 2008 and 2006, respectively.

As described in Note 2, on October 31, 2007, NHC surrendered (through merger with NHR) 363,200 shares of NHR common stock with a cost of $3,045,000 and unrealized gain of $4,764,000. NHC also acquired (thru merger with NHR) 225,000 shares of NHI common stock at a value of $6,590,000 ($29.29 per common share at October 31, 2007).

NOTE 8 - FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, and accounts payable approximate fair value due to their short-term nature. Our long-term debt approximates fair value due to variable interest rates. We calculate the fair values of other financial instruments based upon our estimate of current industry conditions, relevant factors and using discounted cash flow techniques. At December 31, 2008 and 2007, there were no material differences between the carrying amounts and fair values of NHC's financial instruments.

We adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") as of January 1, 2008 for financial assets and financial liabilities. SFAS 157 is a technical standard which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Valuation techniques are the market, cost or income approach.

As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 – quoted prices for identical assets or liabilities in active markets, Level 2 – quoted prices for similar assets of liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-based valuations in which significant inputs are corroborated by observable market data and Level 3 – valuation techniques in which significant inputs are unobservable.

The Company's adoption of SFAS 157 did not have an impact on our financial position, results of operations or cash flows. In February 2008, the FASB issued FASB Staff Position FAS 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities until January 1, 2009, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

We adopted the provisions of SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS 159") as of January 1, 2008. SFAS 159 provides companies the option to measure many financial instruments and certain other items at fair value. Companies that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value. The adoption of SFAS 159 did not have an impact on our financial position, results of operations or cash flows.

Financial assets and financial liabilities measured at fair value on a recurring basis during the period are as follows (in thousands):

	Fair Value At Dec. 31, 2008	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities	$54,682	$54,682	$—	$ —
Restricted marketable securities	1,537	1,537	—	—
Investment in enhanced cash fund	7,804	—	—	7,804

Marketable securities and restricted marketable securities—

The fair value of our investments in marketable securities and restricted marketable securities is derived using quoted market prices of identical securities or other observable inputs such as trading prices of identical securities in active markets.

Cash Fund in Liquidation—

At December 31, 2008, we reported in current assets in our Consolidated Balance Sheets an investment of $7,804,000 ($35,492,000 at December 31, 2007) in the Columbia Strategic Cash Portfolio Fund (the "Fund"). The Fund invests in obligations denominated in U.S. dollars consisting of asset-backed and mortgage-backed securities, structured investment vehicles, corporate bonds and notes, certificates of deposit, short-term corporate debt obligations, commercial paper, extendible commercial notes and municipal bonds. A portion of the securities in the Fund have their fair values determined through readily available market data; however, some of the securities in the Fund have limited market activity such that the determination of fair value requires significant judgment or estimation. Given current market conditions, as these securities are not actively traded, certain significant inputs (e.g. spreads, yield curves, prepayments and volatilities) are unobservable. These securities are valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash inflows, as well as assumptions about liquidity. As a result, the Company has categorized its investments in the Fund as Level 3 within the fair value hierarchy at December 31, 2008.

The following table presents a reconciliation of Level 3 assets measured at fair value on a recurring basis at December 31, 2008. Considering the continuing deterioration in market conditions during the fourth quarter of 2008 and the lack of current observable market activity, our investment in the Fund was transferred from Level 2 to Level 3 as of October 1, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
(in thousands)	Cash Fund in Liquidation	Total
Balance at October 1, 2008	$ —	$ —
Total gains or losses (realized/unrealized):		
Included in earnings	(1,525)	(1,525)
Included in other comprehensive income	—	—
Purchases, issuances and settlements	(3,332)	(3,332)
Transfers in/out or out of Level 3	12,661	12,661
Balance at December 31, 2008	$ 7,804	$ 7,804
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(1,071)	$(1,071)

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) for the period (above) are reported in interest income as follows:

(in thousands)	Interest Income
Total gains or losses included in earnings (or changes in net assets) for the period (above)	$(1,525)
Change in unrealized gains or losses relating to assets still held at reporting date	$(1,071)

The Company has adopted an accounting policy for Level 3 fair value measurements that provides for transfer of the asset or liability into/out of Level 3 as of the beginning of the quarter in which the change is determined. As such, the above tables present the fair value disclosure as if the transfer into Level 3 occurred as of October 1, 2008.

We received notice on December 6, 2007 at a time when our carrying value in the Fund was $39,500,000, that the Fund cash redemptions were suspended and that the Fund would begin an orderly liquidation and dissolution of its assets for distribution to the Fund holders, including to NHC. Activity in the Fund for the year ended December 31, 2008 is summarized as follows:

(in thousands)	25 Days Ended December 31, 2007	Year Ended December 31, 2008
Fund balance, beginning of period	$39,500	$ 35,492
Realized losses	(42)	(817)
Reduction to adjust the Fund balance to its net asset value, charged to earnings	(453)	(1,343)
Cash distributed to NHC	(3,513)	(25,528)
Fund balance, end of period	$35,492	$ 7,804
Interest earned, in addition to the cash distributed above	$ 156	$ 654

The Fund's valuation fluctuates based on changes in the market value of the securities held by the Fund. In addition to the transaction gains or losses reported by the Fund to us, since December, 2007, we have adjusted our carrying value to the Fund's net asset value, which adjustments have required us to charge earnings and reduce our carrying value in the Fund. Because the Fund is invested in financial instruments with exposure to the current turmoil in the credit markets in the United States and because the Fund currently intends to substantially liquidate the investments in the Fund within the next twelve months, we consider the write-down amount to be an other-than-temporary impairment. The Company recorded realized and unrealized losses of $2.2 million and $.5 million for the year ended December 31, 2008 and the 25 days ended December 31, 2007, respectively. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and additional impairments may occur. Under such circumstances, our earnings will be negatively affected.

As to balance sheet classification, prior to December 6, 2007, we classified the investment as a cash equivalent in the Consolidated Balance Sheets because the funds were immediately available for distribution. Since the suspension by the Fund manager of Fund redemptions, we no longer consider the investment in the Fund to be a cash equivalent and classify it instead as Investments in Cash Fund in Liquidation. We have classified the Fund as a current asset because we believe that the Fund will be substantially liquidated during the next twelve months.

NOTE 9 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following:

December 31, *(in thousands)*	2008	2007
Land	$ 46,542	$ 37,590
Leasehold improvements	77,783	70,788
Buildings and improvements	331,046	304,303
Furniture and equipment	106,341	100,892
Construction in progress	10,248	7,803
	571,960	521,376
Less: Accumulated Depreciation	158,478	(135,696)
	$413,482	$ 385,680

As a result of the merger with NHR, NHC acquired land and real property of 16 long-term health care centers, six assisted living facilities and one independent living facility valued at approximately $274,263,000.

At December 31, 2008, we have obligations to complete construction of approximately $16,530,000.

NOTE 10 - NOTES RECEIVABLE

On October 31, 2007, we acquired, in the merger with NHR, notes receivable with an estimated fair value at date of acquisition of $16,798,000 ($15,747,000 at December 31, 2008). The notes are first and second mortgages with interest rates ranging from Prime plus 2% to 10.5% fixed rate with periodic payments required prior to maturity. The notes mature in the years from 2012 through 2016.

We have notes receivable from managed and other long-term health care centers totaling $7,427,000, the proceeds of which were used by the long-term health care centers for construction costs, development costs incurred during construction and working capital during initial operating periods. The notes generally require monthly payments with maturities beginning in 2009 through 2016. Interest on the notes is generally at rates ranging from prime plus 2% to 7%. The collateral for the notes consists of first and second mortgages, certificates of need, personal guarantees and stock pledges.

Recovery and Write-off of Notes Receivable—

In May 2007, we collected a note receivable which had previously been written off in the amount of $6,195,000. The collections are directly attributable to operations and are reported as recoveries of notes receivable in the consolidated statements of income.

In November 2007, we purchased the lease of a long-term health care center (544 beds) and an assisted living facility (66 units) located in Chattanooga, Tennessee. The consideration we gave for the lease was substantially all of the outstanding first mortgage bonds of these centers that were held by us. The first mortgage bonds had a face value of approximately $14,760,000 but had been previously written down by approximately $7,376,000. Therefore, as a result of capitalizing the property, we recorded a recovery of notes receivable in the amount of $7,376,000 in our Consolidated Statements of Income.

On June 30, 2006, we collected a note receivable in the amount of $7,309,000 which had previously been written off in 1994. The collection is reported as a recovery of notes receivable in the Consolidated Statements of Income.

NOTE 11 - LONG-TERM DEBT AND COMMITMENTS

Long-Term Debt—

Long-term debt consists of the following:

December 31,	Weighted Average Interest Rate	Maturities	Long-Term Debt 2008	Long-Term Debt 2007
(dollars in thousands)				
Revolving Credit Facility interest payable monthly	Variable, 0.8%	2009	$ 50,500	$ —
Term loan, interest payable monthly		Repaid	—	7,050
Senior notes, secured, principal and interest payable quarterly		Repaid	—	382
Notes and other obligations, principal and interest payable periodically	Variable, 5.43%	2009	2	3
Unsecured term note payable to National, interest payable quarterly, principal payable at maturity	Variable, 2.8%	2018	10,000	10,000
			60,502	17,435
Less current portion			(50,502)	(7,435)
			$ 10,000	$10,000

As a result of the merger with NHR, we assumed an unsecured note payable to NHI in the amount of $7,050,000. The unsecured note required monthly interest payments at the rate of 30 days LIBOR plus 1.00% (6.2% at December 31, 2007). The unpaid principal ($7,050,000 at December 31, 2007) was repaid in January 2008.

$75,000,000 Revolving Credit Agreement—

On October 30, 2007, the Company entered into a Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as lender (the "Lender"). The Credit Agreement provides for a $75,000,000 revolving credit facility (the "Credit Facility"), of which of up to $5,000,000 may be utilized for letters of credit.

The Credit Facility matured 364 days after the closing date of October 30, 2007. Effective October 28, 2008, we extended the maturity of the Credit Agreement to October 27, 2009. Between 90 and 120 days prior to the maturity date, NHC may request the extension of the maturity date. If the Lender elects to consent to such extension, subject to certain conditions, the maturity date will be extended to the date which is 364 days after the then maturity date.

NHC is permitted to prepay the loans outstanding under the Credit Facility at any time, without penalty. Loans bear interest at either (i) the Eurodollar rate plus 0.375% (.8% at December 31, 2008) or (ii) the prime rate. Letter of credit fees are equal to 0.375% times the maximum amount available to be drawn under outstanding letters of credit. Prior to extension, borrowings bore interest at the Eurodollar rate plus 0.25%.

Beginning October 28, 2008, commitment fees are payable on the daily unused portion of the Credit Facility at a rate of five (5) basis points per annum for each day when utilization is less than $37,500,000 and two (2) basis points per annum when utilization is equal to or more than $37,500,000.

NHC's obligations under the Credit Agreement are guaranteed by certain NHC subsidiaries and are secured by pledges by NHC and the guarantors of (i) 100% of the equity interests of domestic subsidiaries and (ii) up to 65% of the voting equity interests and 100% of the non-voting equity interests of foreign subsidiaries, in each case, held by NHC or the guarantors.

The Credit Agreement contains customary representations and warranties, and covenants, including covenants that restrict, among other things, asset dispositions, mergers and acquisitions, dividends, restricted payments, debt, liens, investments and affiliate transactions. The Credit Agreement contains customary events of default.

The Credit Facility is available for general corporate purposes, including working capital and acquisitions at December 31, 2008.

The aggregate maturities of long-term debt and debt serviced by other parties for the five years subsequent to December 31, 2008 are as follows:

	Long-Term Debt
	(in thousands)
2009	$50,502
2010	—
2011	—
2012	—
2013	—
Thereafter	10,000
Total	$60,502

Lease Commitments—

Operating expenses for the years ended December 31, 2008, 2007, and 2006 include expenses for leased premises and equipment under operating leases of $31,453,000, $40,205,000, and $40,310,000, respectively. See Note 3 for the approximate future minimum rent commitments on non-cancelable operating leases with NHI.

NOTE 12 - INCOME TAXES

The provision for income taxes is comprised of the following components:

Year Ended December 31,	2008	2007	2006
(in thousands)			
Current Tax Provision			
Federal	$16,632	$12,850	$16,023
State	3,912	3,720	3,236
	20,544	16,570	19,259
Deferred Tax Provision (Benefit)			
Federal	(1,997)	8,110	(1,373)
State	(442)	2,063	(347)
	(2,439)	10,173	(1,720)
Interest and penalties	(1,189)	42	—
Income Tax Provision	$16,916	$26,785	$17,539

The deferred tax assets and liabilities, consisting of temporary differences tax effected at the respective income tax rates, are as follows:

December 31,	2008	2007
(in thousands)		
Current deferred tax asset:		
Allowance for doubtful accounts receivable	$ 1,836	$ 1,601
Accrued expenses	10,205	6,302
	12,041	7,903
Current deferred tax liability:		
Unrealized gains on marketable securities	(10,053)	(10,696)
Other	(1,004)	(1,004)
	(11,057)	(11,700)
Net current deferred tax asset (liability)	$ 984	$ (3,797)
Noncurrent deferred tax asset:		
Financial reporting depreciation in excess of tax depreciation	$ 4,193	$ 9,425
Deferred gain on sale of assets (net)	(3,215)	(3,215)
Tax basis intangible asset in excess of financial reporting basis	2,349	—
Stock-based compensation	2,711	1,851
Other	(60)	(385)
Accrued expenses	1,326	8,047
Deferred revenue	6,368	5,580
Net noncurrent deferred tax asset	$ 13,672	$ 21,303

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Year Ended December 31,	2008	2007	2006
(in thousands)			
Tax provision at federal statutory rate	$18,650	$25,282	$18,998
Increase (decrease) in income taxes resulting from:			
State, net of federal benefit	2,155	3,804	2,140
Tax exempt interest	—	(321)	(388)
Nondeductible expenses	159	120	128
Insurance expense	(450)	(220)	887
Other, net	488	(376)	(21)
Expiration of statute of limitations	(4,086)	(1,504)	—
	(1,734)	1,503	2,746
Reduction in reserve for uncertain tax positions-noncurrent			
Federal	—	—	(3,475)
State, net of federal benefit	—	—	(730)
	—	—	(4,205)
Effective tax expense	$16,916	$26,785	$17,539

The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option exercise price. During 2008, 2007 and 2006, $1,549,000, $1,177,000, and $1,343,000, respectively, attributable to the tax benefit of stock options exercised, was credited to additional paid-in capital.

We experienced a one-time benefit of $4,205,000 in the fourth quarter of 2006 from the reversal of previously accrued taxes related to changed facts and circumstances, issue resolutions, and statute of limitation expirations concerning positions taken in our tax returns.

We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). Our uncertain tax position liabilities are presented in the consolidated balance sheet within Other Noncurrent Liabilities.

NHC continually evaluates for uncertain tax positions. Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for unrecognized tax benefits related to uncertain tax positions. However, because of uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management, we cannot guarantee we have accurately estimated our tax liabilities.

On January 1, 2007, we adopted the recognition and disclosure provisions of FIN 48. Under FIN 48, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Prior to January 1, 2007, we maintained a liability for the estimated amount of contingent liabilities for income tax matters in accordance with SFAS 5, "Accounting for Contingencies".

In accordance with the adoption of FIN 48, the Company has established a liability for unrecognized tax benefits, which are differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this Interpretation. Generally a liability is created for an unrecognized tax benefit because it represents a company's potential future obligation to a taxing authority for a tax position that was not recognized per above.

As a result of adopting FIN 48, we reported a $900,000 increase to our January 1, 2007, balance of retained earnings and a decrease in our accruals for uncertain tax positions and related interest and penalties of a corresponding amount. On January 1, 2007, we had $21,051,000 of unrecognized tax benefits, composed of $11,409,000 of deferred tax assets, $–0– of deferred tax liabilities, $4,117,000 of permanent differences, and $5,525,000 of accrued interest and penalties payable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Deferred Tax Asset	Liability For Unrecognized Tax Benefits	Liability For Interest and Penalties	Liability Total
Balance, December 31, 2006 under SFAS 5	$ —	$ 4,799	$ 5,743	$10,542
Adoption of FIN 48 on January 1, 2007	11,409	10,727	(218)	10,509
Balance, January 1, 2007	11,409	15,526	5,525	21,051
Additions based on tax positions related to the current year	—	1,483	358	1,841
Additions for tax positions of prior years	3,219	3,219	466	3,685
Reductions for tax positions of prior years	(1,001)	(1,001)	(282)	(1,283)
Reductions for statute of limitation expirations	—	(1,005)	(499)	(1,504)
Balance, December 31, 2007	13,627	18,222	5,568	23,790
Additions based on tax positions related to the current year	—	1,206	245	1,451
Additions for tax positions of prior years	—	—	586	586
Reductions for tax positions of prior years	(3,832)	(3,832)	—	(3,832)
Reductions for statute of limitation expirations	(2,101)	(4,169)	(2,019)	(6,188)
Balance, December 31, 2008	$ 7,694	$11,427	$ 4,380	$15,807

During the year ended December 31, 2008, we have recognized a $6,188,000 decrease in unrecognized tax benefits (including $2,101,000 of temporary differences and $2,019,000 of related interest and penalties), due to the effect of statute of limitations lapse. The favorable impact on our tax provision was $4,086,000 composed of $2,067,000 tax and $904,000 interest and penalties on permanent differences, and $1,115,000 interest and penalties on temporary differences.

At December 31, 2008, we had $15,807,000 of unrecognized tax benefits, composed of $7,694,000 of deferred tax assets, $-0- of deferred tax liabilities, $3,733,000 of permanent differences, and $4,380,000 of accrued interest and penalties. Unrecognized tax benefits of $5,125,000 (including $1,391,000 of accrued interest and penalties) at December 31, 2008, attributable to permanent differences, would favorably impact our effective tax rate if recognized. We do not expect to recognize significant increases or decreases in unrecognized tax benefits within twelve months of December 31, 2008, except for the effect of decreases related to statute of limitations lapse estimated at $1,575,000, composed of temporary differences of $-0-, permanent tax differences of $1,045,000 and interest and penalties of $530,000.

During the year ended December 31, 2007, we recognized a $1,504,000 decrease in unrecognized tax benefits (including $499,000 of related interest and penalties) due to the effect of statute of limitations lapse on permanent differences. We have also recognized an increase in unrecognized tax benefits of $1,841,000 (including $358,000 of related interest and penalties) attributable to permanent differences during the same period. The $1,504,000 decrease in unrecognized tax benefits attributable to permanent differences has favorably impacted our effective tax rate.

At December 31, 2007, we had $23,790,000 of unrecognized tax benefits, composed of $13,627,000 of deferred tax assets, $-0- of deferred tax liabilities, $4,595,000 of permanent differences, and $5,568,000 of accrued interest and penalties. Unrecognized tax benefits of $6,221,000 (including $1,627,000 of accrued interest and penalties) at December 31, 2007, attributable to permanent differences, would favorably impact our effective tax rate if recognized. We do not expect to recognize significant increases or decreases in unrecognized tax benefits within twelve months of December 31, 2007, except for the effect of decreases related to statute of limitations lapse estimated at $3,016,000, composed of permanent tax differences of $2,137,000 and interest and penalties of $879,000.

Interest and penalties expense related to U.S. federal and state income tax returns are included within income tax expense.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2005, (with one state exception for the year 2004). Currently, there are no U.S. federal or state returns under examination, (with one state exception for the years 2007, 2006, and 2005).

NOTE 13 - STOCK OPTION PLAN

Our shareholders approved the 2005 Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan (the "Plan") which provides for the grant of stock options to key employees, directors and non-employee consultants. Under the Plan, the Compensation Committee of the Board of Directors ("the Committee") has the authority to select the participants to be granted options; to designate whether the option granted is an incentive stock option ("ISO"), a non-qualified option, or a stock appreciation right; to establish the number of shares of common stock that may be issued upon exercise of the option; to establish the vesting provision for any award; and to establish the term any award may be outstanding. The exercise price of any ISO's granted will not be less than 100% of the fair market value of the shares of common stock on the date granted and the term of an ISO may not be any more than ten years. The exercise price of any non-qualified options granted will not be less than 100% of the fair market value of the shares of common stock on the date granted unless so determined by the Committee.

Under the Plan, options issued to non-employee directors are granted automatically on the date of our annual shareholder meeting, vest immediately upon grant and have a maximum five year term. Options issued to employees in 2000 vest over a six year period and have a maximum six year term. Options issued to employees in 2004 vest over a five year period and have a maximum five year term. Options issued to employees in 2007 vest over a 2.1 year period and have a maximum 2.1 year term. No options were granted to employees during 2008.

The fair value of each option award is estimated on the grant date, using the Black-Scholes option valuation model with the weighted average assumptions indicated in the following table. Generally, awards are subject to cliff vesting. Each grant is valued as a single award with an expected term based upon expected participants and termination behavior. Compensation cost is recognized over the requisite service period in a manner consistent with the option vesting provisions. The straight-line attribution method requires that compensation expense is recognized at least equal to the portion of the grant-date fair value that is vested at that date. The expected volatility is derived using daily historical data for periods immediately preceding the date of grant. The risk-free interest rate is the approximate yield on the United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised.

	Year Ended December 31		
	2008	2007	2006
Risk-free interest rate	2.60%	4.64%	4.77%
Expected volatility	25.5%	27.9%	27.2%
Expected life, in years	2.0 years	2.1 years	2.6 years
Expected dividend yield	2.36%	1.92%	1.98%
Expected forfeiture rate	0.00%	0.00%	1.48%

The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2005	1,431,000	$21.72	—
Options granted	122,394	42.33	—
Options exercised	(239,174)	24.33	—
Shares cancelled	(22,901)	38.13	—
Options forfeited	(2,140)	37.00	—
Options outstanding at December 31, 2006	1,289,179	23.13	—
Options granted	161,748	53.67	—
Options exercised	(229,480)	24.95	—
Options forfeited	(1,797)	55.45	—
Options cancelled	(53,000)	20.90	—
Options outstanding at December 31, 2007	1,166,650	27.06	—
Options granted	112,586	51.86	—
Options exercised	(273,589)	24.34	—
Options forfeited	(3,451)	50.94	—
Options cancelled	(10,000)	20.90	—
Options outstanding at December 31, 2008	992,196	30.55	$19,936,000
Options exercisable	352,364	$44.19	$ 2,272,000

Options Outstanding December 31, 2008	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
626,576	$20.90 to $27.01	$21.16	.3
365,620	$32.01 to $55.00	$46.66	2.6
992,196			

At December 31, 2008, 352,364 options outstanding are exercisable. Exercise prices on the options range from $20.90 to $55.00. The weighted average remaining contractual life of options outstanding at December 31, 2008 is 1.1 years. The total intrinsic value of shares exercised during the year ended December 31, 2008 was $7,195,000.

Additionally, we have an employee stock purchase plan that allows employees to purchase our shares of stock through payroll deductions. The plan allows employees to terminate participation at any time.

Our policy is to issue new shares to satisfy share option exercises. In May 2005, our shareholders approved the 2005 National HealthCare Corporation Stock Option, Employee Stock Purchase, Physician Stock Purchase and Stock Appreciation Rights Plan. We have reserved 866,652 shares of common stock for issuance under these plans.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective application transition method. Under this method, compensation cost is recognized, beginning January 1, 2006, based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"), for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our employee stock benefit plans. Accordingly, no compensation cost was recognized for stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors. Results for prior periods have not been restated.

NHC recognized $2,150,000, $2,318,000 and $2,309,000 of compensation expense for the year ended December 31, 2008, 2007 and 2006, respectively. Such expense is included in salaries, wages and benefits in the consolidated statements of income. SFAS 123(R) requires that the benefits of tax deductions in excess of amounts recognized as compensation cost be reported as a financing cash flow, rather than an operating cash flow, as required under prior accounting guidance. Tax deductions in excess of amounts recognized as compensation costs totaled $3,871,000,

$2,942,000 and $3,357,000 for the year ended December 31, 2008, 2007 and 2006, respectively. No share based compensation cost was capitalized during the current periods. The total compensation cost related to non-vested awards not yet recognized as of December 31, 2008 is $310,000 and the weighted average period over which it is to be recognized is .3 years.

NOTE 14 - CONTINGENCIES AND GUARANTEES

Accrued Risk Reserves

We are self insured for risks related to health insurance and have wholly-owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims both for our owned or leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims totals $106,000,000 and $88,382,000 at December 31, 2008 and 2007, respectively. This liability is classified as current based on the uncertainty regarding the timing of potential payments. The liability is included in accrued risk reserves in the consolidated balance sheets. The amounts are subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

As a result of the terms of our insurance policies and our use of wholly-owned limited purpose insurance companies, we have retained significant insurance risk with respect to workers' compensation and general and professional liability. We use independent actuaries to estimate our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. Such estimates are based on many variables including historical and statistical information and other factors. It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

Workers' Compensation

For workers' compensation, we utilize a wholly-owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third-party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long-term care industry. Business is written on a direct basis. For direct business, coverage is written for statutory limits and the insurance company's losses in excess of $1,000,000 per claim are covered by reinsurance.

For these workers' compensation insurance operations, the premium revenues reflected in the financial statements as "Other Revenues" for 2008, 2007 and 2006, respectively, are $6,339,000, $7,250,000, and $9,481,000. Associated losses and expenses are reflected in the consolidated financial statements as "Other operating costs and expenses".

General and Professional Liability Lawsuits and Insurance

Across the nation, the entire long term care industry has experienced significant amounts of personal injury/ wrongful death claims and awards based on alleged negligence by nursing facilities and their employees in providing care to residents. As of December 31, 2008, we and/or our managed centers are currently defendants in 59 such claims covering the years 1999 through December 31, 2008. Eleven of the 59 suits are in Florida, where we have not operated or managed long-term care providers since September 30, 2000. Of the eleven Florida suits, four suits relate to events before and seven suits relate to events after our cessation of business in Florida. These latter seven suits assert allegations of continued exposure even after we ceased operations.

When bids were solicited for third party professional liability insurance coverage for 2002, only two companies would quote coverage. Both quotations were so onerous and expensive that we elected to pay the premiums into a wholly-owned licensed captive insurance company, incorporated in the Cayman Islands, for the purpose of managing the Company's losses related to these risks. Thus, for years 2002-2008, insurance coverage for incidents occurring at all providers owned or leased, and most providers managed by us, is provided through this wholly-owned insurance company. Policies are written for a duration of twelve months.

Our coverages for all years include both primary policies and excess policies. Commencing with 2002, deductibles were eliminated with first dollar coverage being provided through the wholly-owned insurance company. The excess coverage is provided by a third party insuror for 2002.

For 2003-2008, both primary professional liability insurance coverage and excess coverage is provided through our wholly-owned liability insurance company in the amount of $1 million per incident, $3 million per location with an aggregate primary policy limit of $14.0 million, $14.0 million, and $16.0 million, respectively. There is a $7.5 million annual excess aggregate applicable to years 2003-2007 while year 2008 has a $9.0 million annual excess aggregate.

For these professional liability insurance operations, the premium revenues reflected in the financials as "Other revenues" for 2008, 2007 and 2006, respectively, are $4,011,000, $3,467,000, and $3,823,000. Associated losses and expenses including those for self-insurance are included in the consolidated financial statements as "Other operating costs and expenses".

Debt Guarantees—

At December 31, 2008, no agreement to guarantee the debt of other parties exists.

NOTE 15 - EQUITY METHOD INVESTMENT IN CARIS HEALTHCARE, L.P.

We have a 50% ownership and voting interest in Caris HealthCare L.P., a business that specializes in hospice care services in NHC owned health care centers and in other settings. In 2003 we entered into a partnership agreement with Caris in order to develop hospice programs in selected market locations. Summarized financial information as of and for the year ended December 31, 2008, 2007 and 2006 is provided below.

(in thousands)	2008	2007	2006
Current assets	$19,890	$17,211	$11,303
Noncurrent assets	1,008	977	582
Liabilities	4,104	3,581	4,116
Partners' Capital	16,793	14,607	7,769
Revenue	37,579	31,959	19,706
Expenses	23,379	20,366	13,164
Net Income	14,120	11,592	6,542

NOTE 16 - GAIN ON SALE OF ASSETS AND RECOGNITION OF DEFERRED GAIN - NATIONAL

Effective July 9, 2007, we sold undeveloped land located in Charleston, South Carolina for approximately $12,200,000 and recognized a gain of approximately $10,785,000 related to the sale. Proceeds from the sale were held by a facilitator pending completion of an IRC§1031 exchange in January 2008. The unexpended proceeds were included in "Other Assets" in the Consolidated Balance Sheets at December 31, 2007.

In December 2007, we sold an undeveloped parcel of land located in McMinnville, Tennessee for $323,000 in cash. We had nominal basis allocated to the land. Therefore, the sale resulted in a gain on $323,000.

Amortization of Deferred Income—

We recognized as income in 2007 $10,000,000 of gain on the sale of assets to National that had been deferred since 1988. See *Note 4 – Relationship with National Health Corporation* for more information.

The gain on the sale of land and the recognition of the deferred gain on sale of assets to National are included in "Total Costs and Expenses" on the Consolidated Statements of Income.

NOTE 17 - PURCHASES OF HEALTHCARE CENTERS

On August 1, 2008, we purchased a 132-bed skilled nursing and rehabilitation facility and a 60-bed assisted living facility for approximately $13,250,000 located in Charleston, South Carolina.

On January 2, 2008, we purchased a 109-bed skilled nursing and rehabilitation facility from the St. Mary's Health System for $6,347,000 in cash. Holston Health and Rehabilitation Center is located in Knoxville, Tennessee.

The aggregate capitalized cost related to the transaction was $14,760,000, including $14,710,000 principal balance of the outstanding 1st Mortgage Bonds of the center purchased (which Bonds were owned by us). $50,000 remains outstanding on the bonds. The value of the 1st Mortgage Bonds paid was determined based on an appraisal of the property purchased which appraisal value exceeded the purchase price paid. The carrying value of the 1st Mortgage Bonds had been previously written down by us. As a result of acquiring the property, we recorded a recovery of notes receivable of $7,376,000 in the Consolidated Statements of Income.

On March 1, 2006, we purchased for $5,400,000 a 200 bed health care center located in Town & Country, Missouri. The health care center was purchased from SeniorTrust of Murfreesboro, Tennessee. NHC has been managing the center since 2001. NHC provides management and/or accounting services for nine centers owned by SeniorTrust and located in Kansas, Missouri and Tennessee.

The operating results for the acquisitions described above are included in the consolidated statement of income from their respective acquisition dates. Disclosure of pro forma results is not materially different than actual results.

Effective in January, 2008, we purchased for $5,073,000 in cash two tracts of land located in the state of South Carolina and one tract of land located in Tennessee. The tracts were undeveloped and are held for future development.

Effective on November 1, 2007, we purchased a lease with an option to purchase a 544-bed long-term care center and 66 unit assisted living facility located in Chattanooga, Tennessee. The facilities were immediately subleased to an unrelated third party and the rent income has been included in other revenues in the Consolidated Statements of Income since the date of purchase. The sublease agreement is for a two year term and the approximate future minimum rent commitment to be received by us on this non-cancelable operating lease is $2,400,000 in 2008, $2,000,000 in 2009 and -0- thereafter.

NOTE 18 - SERIES A CONVERTIBLE PREFERRED STOCK

On October 31, 2007, NHC issued $170,555,000 of NHC Series A Convertible Preferred Stock (the "Preferred Stock") with a liquidation preference of $15.75. Each share of the Preferred Stock is entitled to annual preferred dividends of $0.80 per share. Dividends on the Preferred Stock are cumulative.

The Preferred Stock, which is listed on the NYSE Alternext-US exchange with the symbol "NHC.PR.A" is convertible at any time at the option of the shareholder into NHC common stock at a conversion price of $65.07. Each share of the Preferred Stock will be convertible into 0.24204 of a share of NHC common stock. After the fifth anniversary of the closing date, NHC will have the option to redeem the Preferred Stock, in whole or in part, for $15.75 cash per share (plus accrued but unpaid dividends); provided that the Preferred Stock will not be redeemable prior to the eighth anniversary of the closing date unless the average closing price for NHC common stock for 20 trading sessions equals or exceeds the conversion price. The conversion price will be adjusted to reflect any future NHC common stock splits or stock dividends.

NOTE 19 - SERIES B. JUNIOR PARTICIPATING PREFERRED STOCK

On August 2, 2007, the NHC board of directors approved the adoption of a stockholder rights plan and declared a dividend distribution of one right (a "Right") for each outstanding share of NHC common stock to stockholders of record at the close of business on August 2, 2007. Each Right entitles the registered holder to purchase from NHC a unit consisting of one one-ten thousandth of a share of Series B Junior Participating Preferred Stock, $0.01 par value at a purchase price of $250 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a rights agreement between NHC and Computershare Trust Company, N.A., as rights agent, dated as of August 2, 2007, as may be amended, restated or otherwise modified from time to time. No shares have been issued pursuant to this stockholder rights plan.

NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA

(unaudited, in thousands, except per share amounts)

The following table sets forth selected quarterly financial data for the two most recent fiscal years.

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	$160,141	$160,562	$163,271	$164,969
Net Income	8,172	9,486	13,773	4,940
Preferred Dividends	2,168	2,168	2,169	2,168
Net income available to common shareholders	6,004	7,318	11,604	2,772
Basic Earnings Per Share	.47	.57	.91	.21
Diluted Earnings Per Share	.46	.56	.88	.21

2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net Revenues	$146,504	$149,946	$147,726	$153,858
Net Income	7,040	11,892	13,126	13,391
Preferred Dividends	—	—	—	1,831
Net income available to common shareholders	7,040	11,892	13,126	11,560
Basic Earnings Per Share	.56	.95	1.05	.91
Diluted Earnings Per Share	.54	.92	1.01	.89

In the third quarter of 2007, we recognized a gain of approximately $10,800,000 related to the sale of land in South Carolina. In the fourth quarter of 2007, we recognized deferred income of approximately $10,000,000 related to the sale of long-term care centers to National in 1988.

In the third quarter of 2008, our income tax provision was favorably impacted by statute of limitation expirations of $4,187,000 under FIN 48. In the fourth quarter of 2008, we experienced increases in net costs related to workers' compensation, health insurance and patient liability claims of approximately $5,800,000.

NOTE 21 - SUBSEQUENT EVENTS.

Effective January 1, 2009, we purchased five hospice locations in South Carolina for approximately $3,100,000.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures - Based on their evaluation as of December 31, 2008, the president and principal accounting officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. We have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, BDO Seidman, LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
National HealthCare Corporation
Murfreesboro, Tennessee

We have audited National HealthCare Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National HealthCare Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National HealthCare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National HealthCare Corporation as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 5, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Nashville, Tennessee
March 5, 2009

Changes in Internal Control - There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Our management, including our President and Principal Accounting Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with NHC have been detected.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information in our definitive 2009 proxy statement set forth under the captions *Directors of the Company* and *Executive Officers of the Company* is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information in our definitive 2009 proxy statement set forth under the caption *Compensation Discussion & Analysis* is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information in our definitive 2009 proxy statement set forth under the captions *Section 16(A) Beneficial Ownership Reporting Compliance* is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information in our definitive 2009 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information in our definitive 2009 proxy statement set forth under the caption *Report of the Audit Committee* is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The Financial Statements are included in Item 8 and are filed as part of this report.

(2) Financial Statement Schedules

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION

BY: ______________________________
Robert G. Adams
Chairman
Chief Executive Officer

Date: March 5, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ ROBERT G. ADAMS ROBERT G. ADAMS *Chief Executive Officer*	/s/ RICHARD F. LAROCHE, JR. RICHARD F. LAROCHE, JR. *Director*
/s/ W. ANDREW ADAMS W. ANDREW ADAMS *Director*	/s/ DONALD K. DANIEL DONALD K. DANIEL *Senior Vice President and Controller* *Principal Accounting Officer* *(Principal Financial Officer)*
/s/ ERNEST G. BURGESS ERNEST G. BURGESS *Director*	/s/ LAWRENCE C. TUCKER LAWRENCE C. TUCKER *Director*
/s/ J. PAUL ABERNATHY J. PAUL ABERNATHY *Director*	/s/ EMIL E. HASSAN EMIL E. HASSAN *Director*

(This page intentionally left blank.)

Corporate *Officers*



FROM LEFT TO RIGHT: Steve F. Flatt, Donald K. Daniel, D. Gerald Coggin, Joanne M. Batey, Robert G. Adams, Julia W. Powell, Charlotte A. Swafford, John K. Lines, R. Michael Ussery and David L. Lassiter

Robert G. Adams, Chairman/CEO, Inside Director, 62, 35 years with NHC, 5 years as President/CEO, 10 years as Chief Operating Officer, 18 years as Senior Vice President, and 18 years on the board. He also served as a health care center administrator and a regional vice president for NHC.

Joanne M. Batey, Senior Vice President, Homecare, 64, 32 years with NHC, 24 years at present position. She also served as NHC's director of speech language pathology services.

D. Gerald Coggin, Senior Vice President, Corporate Relations, 57, 36 years with NHC, 21 years in current position. He also served as a health care administrator and a regional vice president.

Donald K. Daniel, Senior Vice President, Controller and Principal Accounting Officer, 62, 32 years with NHC, 23 years as controller and vice president.

Steve F. Flatt, President since January 1, 2009, 53, joined NHC in June of 2005 as Senior Vice President, Development. Prior to joining NHC, he served as president of David Lipscomb University in Nashville, Tennessee.

David L. Lassiter, Senior Vice President, Corporate Affairs, 54, joined NHC in 1995 and had 17 years of experience in the health care industry prior to joining NHC.

John K. Lines, Senior Vice President and General Counsel, 49, joined NHC in September 2006. Prior to joining NHC, he served as general counsel of Trinsic, Inc., and counsel at the law firm of Schiff Hardin LLP.

Julia W. Powell, Senior Vice President, Patient Services, 59, 34 years with NHC, 23 years in present position. She also served as NHC nurse consultant and director of NHC's patient assessment computerized services.

Charlotte A. Swafford, Senior Vice President and Treasurer, 60, 36 years with NHC, 23 years in present position. She also served as staff accountant, accounting manager and assistant treasurer.

R. Michael Ussery, Chief Operating Officer since January 1, 2009, 50, 28 years with NHC. He has also served as senior regional vice president and health care center administrator.

Senior Regional *Vice Presidents*

Greg G. Bidwell
Central Tennessee and Kentucky

M. Ray Blevins
East Tennessee, Georgia and Virginia

D. Doran Johnson
South Central Tennessee and Alabama

J.B. Kinney, Jr.
South Carolina

Michael C. Neal
New Hampshire, Massachusetts and Arizona

Melvin J. Rector
Missouri and Kansas

Assistant *Vice Presidents*

Christy J. Beard
CPCS

Ann S. Benson
To Counsel

Brigitte L. Burke
Dietary Services

Kathy W. Campbell
Partner Benefits

Ann A. Coleman
Nursing

Bruce K. Duncan
Health Planning

Charleen D. Forsythe
Information Systems

Barbara F. Harris
Operations

Donnie P. Hester
Workers Compensation

Martha L. Hughey
Reimbursement

Leslie A. Joyner
Health Information

N. Bart King
Chief Audit Executive

Phyllis F. Knight
Payroll

John D. McKinney
Operational Accounting

Jesse W. Myatt
Information Systems

Wayne L. Oliff
Professional Liability

Joan B. Phillips
Rehabilitation

Debbie L. Price
Accounts Receivable

Catherine E. Reed
Homecare

Jeffrey R. Smith
Treasury/Special Assets

Jackie D. Spangler
Social Services

Charles C. Swift
Assistant Controller

Judy G. Thomasson
Homecare Acquisitions and Accounting

Stacia H. Vetter
Long-Term Care Insurance

Christopher S. West
Human Resources

Charles J. Wysocki
Operations

Corporate Headquarters

National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130
Phone: 615.890.2020
Fax: 615.890.0123

Web Site

www.nhccare.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P. O. Box 43078
Providence, RI 02940-3078
800.568.3476
www.computershare.com

Listed

NYSE Alternext-US
NHC
NHC.PR.A

Annual Stockholder's Meeting

City Center, 14th Floor
100 E. Vine Street
Murfreesboro, Tennessee
4:00 p.m. Central Time
Tuesday, May 5, 2009

Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K and all other Securities and Exchange Commission filings are available free of charge on our Web site or by writing us at the address listed above.

Independent Registered Public Accounting Firm

BDO Seidman, LLP
414 Union Street, Suite 1800
Nashville, TN 37219-1762

Board of *Directors*



FROM LEFT TO RIGHT: Ernest G. Burgess, III, Emil E. Hassan, Robert G. Adams, W. Andrew Adams, Lawrence C. Tucker, J. Paul Abernathy, M.D., Richard F. LaRoche, Jr.

Dr. J. Paul Abernathy, Independent Director, 73, is a retired general surgeon who practiced in Murfreesboro from 1971 to 1995. Prior to 1971, he served as Chief of Surgery for the United States Air Force Base in Keesler, Mississippi. He is a member of the Southern Medical Society and the Southeastern Surgery Society, and is a Fellow in the American College of Surgeons. Dr. Abernathy serves on NHC's Audit Committee, Compensation Committee and is chairman of Nominating and Corporate Governance Committee.

Robert G. Adams, Chairman/CEO, Inside Director, 62, 35 years with NHC, 5 years as President/CEO, 10 years as Chief Operating Officer, 18 years as Senior Vice President, and 18 years on the board. He also served as a health care center administrator and a regional vice president for NHC.

W. Andrew Adams, Affiliated Director, 63, 34 years with National HealthCare Corporation. He served as NHC's president from 1974 to 2004 and served as chairman from 1994 to 2008. He is chairman of the board of National Health Investors, Inc., and he serves on the board of SunTrust Bank.

Ernest G. Burgess, III, Affiliated Director, 69, 33 years with NHC. He served as NHC's senior vice president of operations for 20 years before retiring in 1994. His board of director's position spans 16 years.

Emil E. Hassan, Independent Director, 62, retired as senior vice president of manufacturing, purchasing, quality and logistics for Nissan North America, Inc., in 2004. He is chairman of Auto Services Americas, which handles vehicle transportation logistics for Nissan and other manufacturers. Prior to joining Nissan, he was with Ford Motor Company for 12 years. He is on the board of Middle Tennessee Medical Center and is chairman of NHC's Compensation Committee.

Richard F. LaRoche, Jr., Independent Director, 63, 32 years with NHC. He served as secretary and general counsel for 27 years and as senior vice president for 14 years before retiring in May 2002. LaRoche served as NHC's outside counsel from 1971 to 1975. He also serves on the board of Lodge Manufacturing Company.

Lawrence C. Tucker, Independent Director, 64, has 41 years with Brown Brothers Harriman & Co., private bankers. Tucker became a general partner with Brown Brothers Harriman & Co. in 1979. He served on the firm's steering committee and was responsible for corporate finance activities, which included management of the 1818 Funds, private equity investing partnerships with originally committed capital of approximately $2 billion. He is chairman of NHC's Audit Committee.

NHC

NATIONAL HEALTHCARE CORPORATION

National HealthCare Corporation
100 E. Vine Street, Murfreesboro, TN 37130 | Phone: 615.890.2020 | Fax: 615.890.0123